As confidentially submitted to the U.S. Securities and Exchange Commission on November 12, 2025
and is not being filed under the Securities Act of 1933, as amended.

Registration No. [•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________________

NINTECH MOULD FACTORY INC.
(Exact name of registrant as specified in its charter)

___________________________________

Cayman Islands	3089	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

South Fuyuan Road, Private Economy Industry Center,
Jiangyan District, Taizhou City,
Jiangsu Province, PRC
Telephone: +86 (523) 88988878
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________________________

[*]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________________

With a Copy to:

Anna Jinhua Wang, Esq. Joy Hui, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th floor New York, NY 10017 Tel: (212) 451-2908	Henry Yin, Esq. Benjamin Yao, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR Tel: (852) 3923-1111	Angela Dowd, Esq. Lili Taheri, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Tel: (212) 407-4000

___________________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2025

[•] Class A Ordinary Shares

Nintech Mould Factory Inc.

This is an initial public offering of [•] Class A ordinary shares, par value $0.0001 per share (each, a “Class A Ordinary Share,” collectively, “Class A Ordinary Shares”), of Nintech Mould Factory Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company” or “Nintech,” and when referring to the consolidated company including our subsidiaries, “we” or “us”). The estimated initial public offering price for the Class A Ordinary Shares in the offering is expected to be between $[•] and $[•] per Class A Ordinary Share.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We have reserved the symbol “[    ]” for the purpose of listing our Class A Ordinary Shares on the [    ], or the [    ]. This offering is contingent upon the final approval for the listing of our Class A Ordinary Shares on the [    ]. We will not proceed to consummate this offering if [    ] denies our listing application. However, there can be no guarantee or assurance that the offering will be closed and our Class A Ordinary Shares will be approved for trading on the [    ].

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 16 of this prospectus to read about factors you should consider before buying our Class A Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary — Implications of Being an “Emerging Growth Company” on page 10, respectively.

Immediately prior to the completion of this offering, our issued and outstanding share capital consists of 16,360,415 Class A Ordinary Shares and 4,690,000 Class B ordinary shares, par value $0.0001 per share (each, a “Class B Ordinary Share”, collectively, “Class B Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights and restrictions on transfer of shares. Holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of our Company, and holders of Class B Ordinary Shares shall be entitled to 20 votes per share on all matters subject to the vote at general meetings of our Company. Holders of our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B Ordinary Share will be convertible into one Class A Ordinary Share either (i) at the option of the holder of Class B Ordinary Shares at any time upon written notice to the Company, or (ii) automatically when the holder of Class B Ordinary Shares sells, transfers or disposes to a third party not affiliated with such holder. Class A Ordinary Shares will not be convertible into Class B Ordinary Shares under any circumstances.

Upon the completion of this offering, we will have (i) [•] Class A Ordinary Shares issued and outstanding, assuming the underwriters do not exercise their over-allotment option, or [•] Class A Ordinary Shares issued and outstanding, assuming the underwriters fully exercise their over-allotment option; and (ii) 4,690,000 Class B Ordinary Shares. Our Chairman, Mr. Changxuan Wang, will beneficially own 9,370,000 Class A Ordinary Shares and 4,690,000 Class B Ordinary Shares, representing [•]% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their over-allotment option, or [•]% of the total voting power of our then issued and outstanding share capital, assuming the underwriters exercise their over-allotment option in full. See “Principal Shareholder” for details. As such, Mr. Changxuan Wang will control matters subject to a vote by our shareholders, and we will be a “controlled company” as defined under the [    ] Rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemption for at least one year after the initial public offering, we may elect to rely on this exemption in the future. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 11 for additional information.

We are a holding company incorporated as an exempted company on April 17, 2025 in the Cayman Islands. As a holding company with no material operations, our operations are primarily conducted by its subsidiaries in the People’s Republic of China (the “PRC”). We indirectly hold equity interests in Jiangsu Ningtai Mold Co., Ltd. (the “PRC operating subsidiary” or “Ningtai Mold”), our PRC operating subsidiary through Fengtai Mold (Taizhou) Co., Ltd. (“Nintech WFOE”). We refer to Nintech WFOE and the PRC operating subsidiary collectively as “PRC subsidiaries.” We have not entered into and do not foresee the needs to enter into any contractual arrangements with a variable interest entity (“VIE”) to establish a VIE structure.

This is an offering of the Class A Ordinary Shares of the offshore Cayman Islands holding company, Nintech, which indirectly owns 90% of the equity interests of the PRC operating subsidiary. Investors in the Class A Ordinary Shares are not purchasing equity securities of our PRC operating subsidiary that have substantive business operations, but instead are purchasing equity securities of a Cayman Islands holding company.

We and our PRC subsidiaries face legal and operational risks associated with having substantial operations in mainland China. Our business, results of operations and financial condition may be influenced to a significant degree by the PRC economic and social conditions. Changes in China’s economic or social conditions or government policies could materially affect our business and results of operations. These risks could result in a material change in our operations and/or the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. Recent statements by the PRC governmental authorities have indicated an intent to strengthen the supervision of offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC governmental authorities recently announced to step up supervision of Chinese companies listed offshore, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures (2021), which came into effect on February 15, 2022. The amended Cybersecurity Review Measures provides that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, a critical information infrastructure operator shall apply for a cybersecurity review if national security will be affected or may be affected when it procures a network product or service. In July 2022, the CAC promulgated the Measures for Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of mainland China. Furthermore, these measures provide that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any cross-border data can be transferred out of mainland China if: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over one million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On September 24, 2024, the Regulation on Network Data Security Management was promulgated by the State Council and became effective on January 1, 2025. The Regulation on Network Data Security Management restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. We do not believe that we are directly subject to these regulatory actions or statements, as: (i) our business does not rely on the collection of user data or implicate cybersecurity; (ii) we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future; (iii) we are not in possession of or otherwise holding any important data; (iv) the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over PRC national security; and (v) our PRC operating subsidiary has not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity or data security initiated by any governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five supporting guidelines, which came into force since March 31, 2023. According to the Overseas Listing Trial Measures, among other things, a domestic company in the PRC that seeks to offer and list securities, both directly and indirectly, in overseas markets shall fulfill the filing procedure with the CSRC. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Based on the facts that (i) the total assets, net assets, revenues and profits of PRC subsidiaries account for more than 50% of our corresponding figures in the most recent accounting year and (ii) our major operational activities are carried out in China, we are required to complete the necessary filing procedures with the CSRC as required under the Overseas Listing Trial Measures before we can complete this offering and listing on the [    ]. Since the Overseas Listing Trial Measures are newly promulgated, and our filing materials are subject to the review and comment by the CSRC, we cannot assure that we will be able to complete the relevant filings in a timely manner or fulfil all the regulatory requirements thereunder. Any failure by us to comply with such filing requirements under the Overseas Listing Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities. See “Risk Factor — Risks Related to Doing Business in China — The filing with the CSRC is required in connection with our offshore offering under PRC laws, our offshore offerings will be contingent upon the completion of such filing procedures, and we cannot predict whether we will be able to obtain such approval or complete such filing in a timely manner, or even at all.”

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which also became effective on March 31, 2023. The Archives Rules set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to outside mainland China, relevant approval procedures stipulated by regulations shall be followed. We believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives. However, we may be required to perform additional procedures in connection with the provision of accounting archives by relevant regulatory authorities in the future if they think fit for the sake of national security or as required by future implementing rules. Any failure of us to fully comply with new regulatory requirements may limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

In addition, since 2021, the PRC government has strengthened its anti-monopoly supervision, including, among others, (i) establishing the National Anti-Monopoly Bureau; (ii) revising and promulgating anti-monopoly laws and regulations, including the Anti-Monopoly Law (revised in 2022), the anti-monopoly guidelines for various industries, the detailed Rules for the Implementation of the Fair Competition Review System, and the Regulations on Fair Competition Reviews; and (iii) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this prospectus, the PRC government’s recent statements and regulatory actions related to anti-monopoly concerns have not materially impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because we operate in a highly decentralized market and we currently do not have a dominant position in the market, we believe neither the Company or our PRC subsidiaries carried out monopolistic behaviors during our business operation that are subject to these statements or regulatory actions. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China — Because substantially all of our operations are in China, our business is subject to the laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve.” on page 26 of this prospectus.

Neither Nintech nor its subsidiaries have maintained cash management policies which dictate the purpose, amount, and procedure of cash transfers between the entities. Each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends, and distributions with other entities. As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by its subsidiaries for our cash and financing requirements. If any of its subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends and our cash and financing requirement may not be fully satisfied.

As of the date of this prospectus, there has been no cash flows, including dividends, transfers and distributions, between Nintech and its subsidiaries. In the future, cash proceeds from overseas financing activities, including this offering, will be transferred by Nintech to its subsidiaries via capital contribution or shareholder loans, as the case may be.

As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to Nintech, and no dividends or distributions have been made to any investors by Nintech or any of its subsidiaries. We intend to keep any future earnings to re-invest in and finance the expansion of the business of our PRC operating subsidiary, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors immediately following the consummation of this offering. Under Cayman Islands law, in no circumstances may a distribution or dividend be paid, if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of the PRC operating subsidiary to Nintech WFOE, which will transfer the distributions to our Hong Kong Subsidiary and then to our BVI Subsidiary before the dividends reach Nintech. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with the relevant accounting standards and PRC regulations. To the extent any funds or assets in the business is in mainland China or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong without completion of relevant foreign exchange formalities. The PRC regulatory authorities have taken a series of measures to regulate the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China, although none of our PRC subsidiaries have made any dividends or distributions to us as of the date of this prospectus, our PRC subsidiaries may be subject to the applicable foreign currency regulation in the event that our PRC subsidiaries were to remit foreign currency payments out of mainland China in the future. Furthermore, if our PRC subsidiaries in mainland China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by companies in mainland China to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, we cannot assure that there will not be any changes in the future in the relevant capital transfer regulatory regime in Hong Kong. Based on our understanding of the BVI laws and regulations, as of the date of this prospectus, there is no restriction on the transfer of capital within, into and out of BVI. See “Prospectus Summary — Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries” on page 6 of this prospectus, “Risk Factors — Risks Related to Doing Business in China — PRC Regulations relating to offshore investment activities by PRC residents may subject PRC-resident beneficial owners or PRC subsidiaries to liability or penalties, limit our ability to inject capital into PRC subsidiaries or limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to it, or may adversely affect our business” on page 29 of this prospectus, “Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic or social conditions or government policies could have a material effect on our business and operations” on page 39 of this prospectus; and “Risk Factors — Risks Related to Doing Business in China — We must remit the offering proceeds to our PRC operating subsidiary before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner” on page 38 of this prospectus; “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay us from using the proceeds of offshore fund-raising activities to make loans or additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business” on page 37 of this prospectus, “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could exert influence on our ability to conduct our business” on page 35 of this prospectus; and “Risk Factors — Risks Related to Doing Business in China — The requirements and legal procedures of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 39 of this prospectus.

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 (“Determination Report”) which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). The PCAOB was required to assess whether it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong by the end of 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. At the same time, the PCAOB also made it clear that it does not have to wait another year to reassess its determinations. Should the PCAOB deem that the PRC authorities obstruct or otherwise fail to facilitate its access in any way and at any point in the future, the PCAOB has the right to act immediately to consider the need to issue a new determination and vacate its determination issued on December 15, 2022. Should that happen, we could be named as a “Covered Issuer” and if the PCAOB determines that our auditor has not been subject to PCAOB inspections for two consecutive years already, it could require the SEC to prohibit our securities from trading on any U.S. stock exchanges. Once the December 15, 2022 determination is vacated, this two consecutive year period will be calculated beginning from the first time the PCAOB was blocked completed access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and will not restart at December 15, 2022. Our auditor, HTL International, LLC (“HTL”), is headquartered in Houston, Texas, the United States and registered with the PCAOB. HTL is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. See “Risk Factors — Risks Related to Doing Business in China — Recent joint statement by the SEC and the PCAOB, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 41 of this prospectus for more information.

We are a Cayman Islands company and conduct all of our operations in China and substantially all of our assets are located in China. Except for our director nominee, Mr. Sanjeev Pareek, all of our directors and officers are nationals or residents of countries other than the United States. In addition, a substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. See “Risk Factors — Risks Related to Doing Business in China — You may experience additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus” on page 40 of this prospectus.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price(1)	$	$
Underwriter discounts	$	$
Proceeds, before expenses, to us	$	$

____________

(1)      The underwriting discounts are equal to 7% of the initial public offering price, which does not include the 1% non-accountable expense allowance, payable to the underwriter, or the reimbursement of certain expenses of the underwriter. The table above assumes that the underwriter does not exercise its over-allotment option. For more information, see “Underwriting” in this prospectus.

This offering is being conducted on a firm commitment basis. Assuming an offering price of $[•] per Class A Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, the total gross proceeds to us, before underwriting discounts and expenses, will be $[•].

We have granted the underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 15% of the Class A Ordinary Shares offered in this offering from us at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

We have also agreed to grant the underwriters warrants to purchase Class A Ordinary Shares equal to three percent (3%) of the total number of Class A Ordinary Shares sold in the offering, exercisable at any time and from time to time, in whole or in part, during the two and a half-year period commencing six (6) months from the closing of the offering, at a price of 120% of the public offering price of the Class A Ordinary Shares offered in this offering. The registration statement of which this prospectus is a part covers the Class A Ordinary Shares issuable upon the exercise thereof. See “Underwriting” beginning on page 119 of this prospectus for additional information.

The underwriter expects to deliver the Class A Ordinary Shares to purchasers in the offering on or about [•], 2025.

Kingswood Capital Partners, LLC

Prospectus dated [•], 2025

We and the underwriter have not authorized any person to give you any supplemental information or to make any representations for us. You should not assume that the information contained in this prospectus or any prospectus supplement are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information in this registration statement is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed offering, and only prospectus dated hereof, is authorized by us to be used in connection with our proposed offering. The preliminary prospectus will only be distributed by us and no other person has been authorized by us to use this document to offer or sell any of our securities.

Until [•], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “China” or the “PRC” refers to the People’s Republic of China. When used in the case of laws, regulations and rules, “China” or “the PRC” refers to only such laws, regulations and rules of mainland China. When used in the case of government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of “China” or “the PRC” or “Chinese”, it refers to only such government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of mainland China;

•        “we”, or “us” in this prospectus are to Nintech Mould Factory Inc. or “Nintech,” an exempted company incorporated in the Cayman Islands with limited liability and its subsidiaries, including BVI Subsidiary, Hong Kong Subsidiary, and PRC subsidiaries, unless the context otherwise indicates;

•        “AHFCAA” refers to the Accelerating Holding Foreign Companies Accountable Act;

•        “BVI” refers to the “British Virgin Islands”;

•        “BVI Subsidiary” refers to Nintech Mould Factory Holding (BVI) Limited, a company limited by shares incorporated in the British Virgin Islands;

•        “CAC” refers to the Cyberspace Administration of China;

•        “Class A Ordinary Shares” are to the Class A Ordinary Shares of Nintech, par value $0.0001 per share;

•        “Class B Ordinary Shares” are to the Class B Ordinary Shares of Nintech, par value $0.0001 per share;

•        “CSRC” refers to the China Securities Regulatory Commission;

•        the “Companies Act” are to the Companies Act (As Revised) of the Cayman Islands;

•        the “Company” or “Nintech” are to Nintech Mould Factory Inc., an exempted company incorporated in the Cayman Islands with limited liability;

•        “Hong Kong Subsidiary” refers to Nintech Mould Factory (Hong Kong) Limited;

•        “HFCA Act” refers to the Holding Foreign Companies Accountable Act;

•        “MOFCOM” refers to the Ministry of Commerce of China;

•        “NDRC” refers to the National Development and Reform Commission of China;

•        “Nintech WFOE” refers to Fengtai Mold (Taizhou) Co., Ltd.;

•        “PRC operating subsidiary” or “Ningtai Mold” refers to Jiangsu Ningtai Mold Co., Ltd.;

•        “PRC subsidiaries” refers to Nintech WFOE and the PRC operating subsidiary;

•        “RMB” refers to the legal currency of China;

•        “SAFE” refers to the State Administration of Foreign Exchange of China;

•        “SAT” refers to the PRC State Administration of Taxation;

•        “SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation;

•        “SCNPC” refers to the Standing Committee of the National People’s Congress of China;

•        “$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States; and

•        “U.S. GAAP” are to generally accepted accounting principles in the United States.

ii

Nintech does not have any material operations of its own and is a holding company with operations conducted in the PRC through its PRC operating subsidiary using RMB as its functional currency, the currency of PRC. Our reporting currency is USD. This prospectus contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Translations of amounts in the consolidated statement of financial position, consolidated statements of profit or loss and other comprehensive income (loss), and consolidated statement of cash flows from RMB into USD as of and for the fiscal years ended December 31, 2024 and 2023 are solely for the convenience of the reader and were calculated at the relevant exchange rates listed below, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate. We are exposed to foreign exchange risk. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could exert influence on our results of operations and the price of the Class A Ordinary Shares” on page 40 of this prospectus.

	As of and for the years ended December 31,
	2024	2023
Period-end RMB: US$1 exchange rate	7.2993	7.0999
Period-average RMB: US$1 exchange rate	7.1957	7.0809

iii

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying the Class A Ordinary Shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements. Unless otherwise stated, all references to “Nintech,” and the “Company” refer to Nintech Mould Factory Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and all references to “us,” “our,” “we,” and similar designations refer to Nintech and its consolidated subsidiaries.

Business Overview

Located in Taizhou, Jiangsu Province, we specialize in design, manufacturing and sales of customized molds and injection molding products, leveraging our advanced production equipment and high-precision testing instruments.

Our customers are primarily manufacturers of consumer electronics and electronic home appliances, automakers, and pressure die casting manufacturers, some of which are well-known brand names in the China market. Strategically located in Taizhou, Jiangsu Province, we have the geographic advantage of being in a regional market with many established manufacturers of customer electronics and electronic home appliances. With 13 years of operations committed to the regional market, we have gradually solidified our customer base and established long-term business relationship with our major customers. Although substantially all our sales were domestic, we gradually developed our sales on the international market. Since our incorporation, we have made sales to certain customers in Korea and India.

The key raw materials of our production are plastic resins, steel plates, mold frames and hot runners. We procure our raw materials from a large number of suppliers to support stable supply. For the years ended December 31, 2023 and 2024, we had approximately 191 and 223 suppliers, respectively.

We generate our revenues from product sales and services. We generate revenues of $15.5 million for the year ended December 31, 2024 and $11.0 million for the year end December 31, 2023, representing an annual growth of $4.6 million, or 41.4%. Product sales revenues represented 97.7% and 96.6% of total revenues for the years ended December 31, 2024 and 2023, respectively.

Our Competitive Strengthens

We believe that our primary competitive strengths include the following:

•        High product quality standard underpinned by advanced production equipment and quality control system;

•        Established long-term relationship with well-regarded customers, which drives customer base growth; and

•        Experienced and visionary management team.

Our Strategies

We believe that our primary competitive strategies include the following:

•        Expanding our customer base into new regions;

•        Implementing strategic expansion; and

•        Continue to improve our products to meet demand for higher quality specifications.

Corporate History and Holding Company Structure

The following diagram illustrates our corporate structure as of the date of this prospectus. For more detail on our corporate history please refer to “Corporate History and Structure” on page 58 of this prospectus.

Certain Risks and Limitations Related to Doing Business in China

Investing in the Class A Ordinary Shares involves significant risks. Investors in the Class A Ordinary Shares are not purchasing equity securities of our PRC operating subsidiary that has substantive business operations, but instead are purchasing equity securities of a Cayman Islands holding company.

Because all our operations are in mainland China, our business is subject to the complex and continuous evolving laws and regulations. The PRC legal system and regulatory framework are different from those of the United States in various aspects. See “Risk Factors — Risks Related to Doing Business in China — Because substantially all of our operations are in China, our business is subject to the laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve.” from page 26, and “Changes in China’s economic or social conditions or government policies could have a material effect on our business and operations” on page 39 of this prospectus.

There are significant enforcement risks related to our Class A Ordinary Shares. It may be difficult for you to effect service of process or the U.S. courts judgments obtained in U.S. courts upon us or our directors and officers, Except for our director nominee, Mr. Sanjeev Pareek, all of our directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of their assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Risk Factors — Risks Related to Doing Business in China — You may experience additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus” on page 40 of this prospectus.

There are significant liquidity risks related to our Class A Ordinary Shares and certain limitations on our ability to transfer cash between us or our subsidiaries. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of our PRC subsidiaries to our Hong Kong Subsidiary, then to our BVI subsidiary], and then to Nintech. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. To the extent any funds or assets in the business is in mainland China or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong without completion of relevant foreign exchange formalities. See “Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong” on page 41 of this prospectus. Furthermore, if our PRC subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. In addition, the PRC Enterprise Income Tax Law (“EIT Law”) and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by companies in mainland China to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident. See “Prospectus Summary — Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries” on page 6 of this prospectus, “Risk Factors — Risks Related to Doing Business in China — PRC Regulations relating to offshore investment activities by PRC residents may subject PRC-resident beneficial owners or PRC subsidiaries to liability or penalties, limit our ability to inject capital into PRC subsidiaries or limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to it, or may adversely affect our business” on page 29 of this prospectus, and “Risk Factors — Risks Related to Doing Business in China — We must remit the offering proceeds to our PRC operating subsidiary before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner” on page 38 of this prospectus. In addition, any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or 350% (which may be varied due to the change of PRC’s national macro-control policy) of the net assets of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with State Administration for Market Regulation (“SAMR”) in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China, except transfer of funds involving money laundering and criminal activities). Notwithstanding the foregoing, we cannot assure that there will not be any changes in the future in the relevant capital transfer regulatory regime in Hong Kong.

Summary of Risk Factors

Investing in Nintech’s Class A Ordinary Shares involves significant risks. Investors in the Class A Ordinary Shares are not purchasing equity securities of our PRC operating subsidiary that have substantive business operations, but instead are purchasing equity securities of a Cayman Islands holding company.

Since Nintech is a Cayman Islands holding company that conducts its business operations through its operating subsidiary in China, investing in our Class A Ordinary Shares involves significant risks. All of our revenues were generated by our PRC operating subsidiary. You should carefully consider all of the information in this prospectus before making an investment in Nintech’s Class A Ordinary Shares. Below please find a summary of the risks we face, organized under relevant headings. These risks are discussed in more detail in the section titled “Risk Factors” beginning on page 16 of this prospectus.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•        We have a limited operating history in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.

•        We are, and have been, dependent on several major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

•        The consumer electronics and electrical home appliance industries are characterized by rapid technological changes and changing consumer preferences. If we do not respond to such changes in tandem, our operations would be adversely affected.

•        Our industry is extremely competitive, with aggressive pricing dynamics, and if we are not able to continue to provide competitive products and services, we may lose business.

•        We may not be able to upgrade our machinery when and as needed which could adversely affect our operations and profitability.

•        Product defects resulting in a large-scale product recall or product liability claims against us could exert influence on our business, results of operations and reputation.

•        Our business may be affected by compliance obligations and liabilities under environmental laws and regulations.

•        As a “controlled company” under the rules of the [    ], we may choose to exempt us from certain corporate governance requirements that could have an adverse effect on our public shareholders.

•        Our business depends on the continued efforts of our senior management. If one or more of our key executives is/are unable or unwilling to continue in his/her/their present positions, our business may be severely disrupted.

•        If we fail to recruit and retain a significant number of qualified technical personnel and highly skilled employees, we may not be able to develop, enhance and introduce our products on a timely basis, and our business will be harmed.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

•        Our Chairman is currently beneficially interested in a significant percentage of the total voting power of our outstanding ordinary shares, and he is able to decide matters that require votes of shareholders.

•        Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

•        Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•        You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Risks Related to Doing Business in China

All of our operations are in PRC; therefore, we face risks and uncertainties relating to doing business in PRC in general, including, but not limited to, the following:

•        Because substantially all of our operations are in China, our business is subject to the laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve.

•        The filing with the CSRC is required in connection with our offshore offering under PRC laws, our offshore offerings will be contingent upon the completion of such filing procedures, and we cannot predict whether we will be able to obtain such approval or complete such filing in a timely manner, or even at all.

•        Failure to obtain or renew relevant requisite licenses, permits, authorization, approvals or certificates from the relevant government authorities related to our business operation could exert influence on our ability to conduct our business and our financial conditions.

•        There are procedural requirements for foreign regulatory bodies to conduct investigations or inspections of our operations in China.

•        The M&A Rules and certain other PRC regulations establish a series of procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See a more detailed discussion of this risk factor with the same title on page 34 of this prospectus.

•        Under the rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing in the PRC, any failure to comply with the applicable provisions could exert influence on our business, financial condition and results of operations, and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

•        Changes in China’s economic or social conditions or government policies could exert influence on our business and operations.

Risks Related to This Offering and the Class A Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the Class A Ordinary Shares, including, but not limited to, the following:

•        There is no assurance that an active trading market for our Class A Ordinary Shares will develop after this offering, and you may not be able to resell the Class A Ordinary Shares at or above the price you paid, or at all.

•        If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

•        We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

We also face other challenges, risks and uncertainties that may materially adversely affect our operating subsidiary’s business, and our financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our Class A Ordinary Shares.

We could face various risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. Rules and regulations in China are rapidly evolving and subject to changes. The Chinese government may regulate our operations from time to time. We cannot rule out the possibility that the Chinese government will in the future release regulations or policies regarding our industry that could affect our business, financial condition and results of operations.

The Chinese governments may be authorized by PRC laws and regulations to exert more oversight over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. We acknowledge any risks that any actions by the Chinese government to exert more oversight and discretion over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Relating to Doing Business in the China — Because substantially all of our operations are in China, our business is subject to the laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve.” on page 26 of this prospectus.

Nintech’s Corporate Information

Nintech’s principal executive office is South Fuyuan Road, Private Economy Industry Center, Jiangyan District, Taizhou City, Jiangsu Province, PRC, and its telephone number is +86 (523) 88988878. Nintech’s registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Nintech maintains a website at http://jsntmould.com. The information contained in, or accessible from, Nintech’s website or any other website does not constitute a part of this prospectus.

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct all of our operations through our PRC operating subsidiary. We are permitted under PRC laws and regulations to provide funding to PRC operating subsidiary through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay us from using the proceeds of offshore fund-raising activities to make loans or additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business” on page 37 of this prospectus.

Neither Nintech nor its subsidiaries have cash management policies dictating how funds are transferred, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities.

Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there has been no cash flows, including dividends, transfers and distributions, between Nintech and its subsidiaries. As of the date hereof, there has been no dividend or distributions made between U.S. investors, other investors and our entities. See “Summary Consolidated Financial and Operating Data” on page 15 of this prospectus.

Cash proceeds raised from overseas financing activities, including the cash proceeds from this offering, may be transferred by Nintech to BVI Subsidiary, and then transferred to Hong Kong Subsidiary, and then transferred to Nintech WOFE, and then the PRC operating subsidiary as capital contribution and/or shareholder loans subject to applicable regulatory approvals, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of dividends from the PRC operating subsidiary.

Our PRC operating subsidiary’s ability to distribute dividends is based upon its distributable earnings. Currently PRC regulations permit our PRC operating subsidiary to pay dividends to Nintech WFOE only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC operating subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Upon contribution to the statutory reserves using its after-tax profits, each of such entity in China may also make further contribution to the discretionary reserve funds using its after-tax profits in accordance with a resolution of the shareholders meeting. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As of the date of this prospectus, PRC subsidiaries have not paid any dividends to the offshore companies.

The PRC regulatory authorities have also taken a series of measures to regulate conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may need to complete the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. To the extent the funds or assets in the business is in the PRC or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC, without completion of relevant foreign exchange formalities, which may limit our ability to transfer funds, pay dividends or make distribution to Nintech. Based on the Hong Kong laws and regulations, as at the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. Please see “Risk Factor — Changes in China’s economic or social conditions or government policies, could have a material effect on our business and operations” on page 39 of this prospectus; “Risk Factor — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay us from using the proceeds of offshore fund-raising activities to make loans or additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business” on page 37 of this prospectus; and “Risk Factor — The requirements and legal procedures of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 39 of this prospectus.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from our PRC operating subsidiary and the distribution of such payments to Nintech WFOE as dividends from our PRC operating subsidiary. Certain payments from our PRC operating subsidiary to Nintech WFOE are subject to PRC taxes, including business taxes and VAT (value-added tax).

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Double Taxation Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC company during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to their immediate holding company, the Hong Kong Subsidiary. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. The Hong Kong Subsidiary intends to apply for the tax resident certificate when our PRC subsidiaries plan to declare and pay dividends to the Hong Kong Subsidiary. See “Risk Factors — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” on page 36 of this prospectus.

Permission Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this prospectus, each of our PRC subsidiaries has obtained the requisite licenses, permissions, or approvals that are required for conducting our current operations as of the date of this prospectus in China, including the business licenses, approval of environmental impact assessment, pollutant discharge registration, record-filing of a customs declaration entity, filing for enterprise investment project, planning permit for the construction project, planning permit for land use, construction permit, filing for the fire control design and filing for fire control inspection and acceptance. We and our PRC subsidiaries have not been denied any such approvals or permissions and we have not received any notice of warning or been subject to penalties or other disciplinary action from any PRC authorities regarding conducting our business without requisite approvals or permits. However, it is uncertain whether we or the PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. If (i) we do not receive or maintain such permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable PRC laws, regulations, or their interpretations change and we are required to obtain such permissions or approvals in the future, we may be subject to fines or other penalties, including suspension of business and revocation of prerequisite licenses, which could result in a material change in our operations, and may have a material adverse effect on our business, financial condition or results of operations. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — Failure to obtain or renew relevant requisite licenses, permits, authorization, approvals or certificates from the relevant government authorities related to our business operation could exert influence on our ability to conduct our business and our financial conditions” on page 30 of this prospectus.

Permission Required from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors

Pursuant to the Cybersecurity Law of the PRC, which was promulgated by the SCNPC on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. The amended Cybersecurity Review Measures published by the CAC, and 12 other relevant PRC government authorities provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, a critical information infrastructure operator shall apply for a cybersecurity review if national security will be affected or may be affected when it procures a network product or service. The Measures for Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022, outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of mainland China and provide that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. On September 24, 2024, the Regulation on Network Data Security Management was promulgated by the State Council, and became effective on January 1, 2025. The Regulation on Network Data Security Management restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. We do not believe that we are directly subject to these regulatory actions or statements, as: (i) our business does not rely on the collection of user data or implicate cybersecurity; (ii) we currently do not process personal information of over one million users or persons and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future; (iii) we are not in possession of or otherwise holding any important data; (iv) the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over PRC national security; and (v) our PRC operating subsidiary has not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. We therefore believe we are not directly subject to the cybersecurity review for this offering.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and several ancillary interpretive guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, Chinese domestic companies that seek to offer and list shares, depository receipts, convertible corporate bonds, or other equity-like securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures also provide that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (2) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China.

Based on the facts that (i) the total assets, net assets, revenues and profits of PRC subsidiaries account for more than 50% of our corresponding figures in the most recent accounting year and (ii) our major operational activities are carried out in China, we are required to complete the necessary filing procedures with the CSRC as required under the Overseas Listing Trial Measures before we can complete this offering and listing on the [    ]. As of the date of this prospectus, we and our PRC subsidiaries have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this offering. We cannot assure you that we will be able to complete such filing in a timely manner, to conduct this offering, or to maintain the listing status of our Class A Ordinary Shares, or to conduct any overseas securities offerings in the future. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — The filing with the CSRC is required in connection with our offshore offering under PRC laws, our offshore offerings will be contingent upon the completion of such filing procedures, and we cannot predict whether we will be able to obtain such approval or complete such filing in a timely manner, or even at all” on page 27 of this prospectus.

If (i) we and our PRC subsidiaries do not receive or maintain any permission or approval required of us or our subsidiaries, (ii) we and our PRC subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we and our subsidiaries, become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our Class A Ordinary Shares could significantly decline or become worthless. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — Failure to obtain or renew relevant requisite licenses, permits, authorization, approvals or certificates from the relevant government authorities related to our business operation could exert influence on our ability to conduct our business and our financial conditions on page 30 of this prospectus.

Implications of the Holding Foreign Companies Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act, which was amended by AHFCAA passed by the U.S. Senate on June 22, 2021. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. Pursuant to the HFCA Act, If our auditor cannot be inspected by the PCAOB, for three consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. The HFCA Act was amended by AHFCAA passed by the U.S. Senate on June 22, 2021, and on December 29, 2022, the Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance (the “MOF”) of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. The PCAOB was required to assess whether it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong by the end of 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. At the same time, the PCAOB also made it clear that it does not have to wait another year to reassess its determinations. Should the PCAOB deem that the PRC authorities obstruct or otherwise fail to facilitate its access in any way and at any point in the future, the PCAOB has the right to act immediately to consider the need to issue a new determination and vacate its determination issued on December 15, 2022. Should that happen, we could be named as a “Covered Issuer” and if the PCAOB determines that our auditor has not been subject to PCAOB inspections for two consecutive years already, it could require the SEC to prohibit our securities from trading on any U.S. stock exchanges. Once the December 15, 2022 determination is vacated, this two consecutive year period will be calculated beginning from the first time the PCAOB was blocked completed access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and will not restart at December 15, 2022.

Our auditor, HTL, is headquartered in Houston, Texas, the United States and registered with the PCAOB. HTL is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determinations. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of our auditor for two consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of our securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and our access to the U.S. capital markets may be limited or restricted. See “Risk Factors — Risks Related to Doing Business in China — Recent joint statement by the SEC and the PCAOB, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 41 of this prospectus.

Implications of Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, Nintech qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, Nintech:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        is not required to provide a detailed narrative disclosure discussing Nintech’s compensation principles, objectives and elements and analyzing how those elements fit with Nintech’s principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        is not required to obtain an attestation and report from Nintech’s independent registered accounting firm on its management’s assessment of Nintech’s internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        is not required to obtain a non-binding advisory vote from Nintech’s shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        is exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and Chief Executive Officer pay ratio disclosure;

•        is eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting for two years.

Nintech intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Nintech’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Nintech will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which its annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that Nintech becomes a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, herein referred to as the Exchange Act, which would occur if the market value of Nintech’s Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of Nintech’s most recently completed second fiscal quarter; or (iv) the date on which Nintech has issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, Nintech will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after Nintech no longer qualifies as an emerging growth company, as long as Nintech qualifies as a foreign private issuer under the Exchange Act it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. See below “Implications of Being a Foreign Private Issuer”.

Implications of Being a Foreign Private Issuer

Nintech is incorporated in the Cayman Islands and more than 50% of its outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, Nintech is a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, Nintech is not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, Nintech will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

•        Nintech is not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

•        for interim reporting, Nintech is permitted to comply solely with Nintech’s home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        Nintech is not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        Nintech is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        Nintech is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        Nintech is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

After the completion of this offering, and as long as more than 50% the voting power of our Company is held by an individual, a group or another company, we are a “controlled company” as defined under [    ] Rules. Currently, our Chairman, Mr. Changxuan Wang, owns an aggregate of 4,690,000 Class B Ordinary Shares, representing approximately [        ]% of the total voting power of our Company. Mr. Changxuan Wang will collectively own an aggregate of [*]% of the total voting power of our Company immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

For so long as Nintech is a controlled company under that definition, Nintech is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of Nintech’s board of directors must be independent directors;

•        an exemption from the rule that the compensation of Nintech’s executive officers must be determined or recommended solely by independent directors or a compensation committee comprised solely of independent directors; and

•        an exemption from the rule that Nintech’s director nominees must be selected or recommended solely by independent directors or a compensation committee comprised solely of independent directors.

As a result, if Nintech elects to rely on the “controlled company” exemption, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

See “Risk Factor — As a “controlled company” under the rules of the [    ], Nintech may choose to exempt it from certain corporate governance requirements that could have an adverse effect on its public shareholders” on page 26 of this prospectus.

THE OFFERING

Class A Ordinary Shares offered by Nintech	[•] Class A Ordinary Shares (or [•] Class A Ordinary Shares if the underwriters exercise the over-allotment option to purchase additional Class A Ordinary Shares in full)
Price per Class A Ordinary Share	Between $[•] and $[•] per Class A Ordinary Share
Ordinary Shares outstanding prior to this offering	16,360,415 Class A Ordinary Shares and 4,690,000 Class B Ordinary Shares
Ordinary Shares outstanding immediately after this offering

[•] Class A Ordinary Shares (or [•] Class A Ordinary Shares if the underwriters exercise the over-allotment option to purchase additional Class A Ordinary Shares in full) and 4,690,000 Class B Ordinary Shares

Over-allotment Option

We have granted to the underwriters a 45-day option to purchase from us up to an additional [•] Class A Ordinary Shares, solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts.

Transfer Agent	[•], with its offices located at [•].
Listing	We have applied to have our Class A Ordinary Shares listed on the [ ]. This offering is contingent upon the final approval from Nasdaq for the listing of our Class A Ordinary Shares on the [ ].
[ ] symbol	[•]
Voting Rights

We have adopted a dual-class share structure. Holders of our Class A Ordinary Shares and holders of our Class B Ordinary Shares will have the same rights, except for voting and conversion rights and transfer restrictions. In respect of matters requiring a shareholders’ vote, holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of the Company, and holders of Class B Ordinary Shares shall be entitled to 20 votes per share on all matters subject to the vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B Ordinary Share will be convertible into one Class A Ordinary Share either (i) at the option of the holder of Class B Ordinary Shares at any time, or (ii) when the holder of Class B Ordinary Shares transfers to a third party not affiliated with such holder. However, Class A Ordinary Shares will not be convertible into Class B Ordinary Shares at any time, under any circumstances. Upon any sale, transfer, assignment or disposition of ownership in Class B Ordinary Shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B Ordinary Shares will be automatically and immediately converted into an equal number of Class A Ordinary Shares without any actions on the part of the transferor or the transferee, subject to adjustments in accordance with our articles of association. For further information, see “Description of Share Capital” starting from page 100 of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds of approximately $[•] from this offering (or $[•] if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $[•] per Class A Ordinary Share (the midpoint of the price range set forth on the cover page [•] of this prospectus).

We plan to use the net proceeds we receive from this offering for upgrade and purchase of manufacturing equipment, expansion of manufacturing facilities, research and development, and general corporate purposes and working capital. See “Use of Proceeds” beginning on page 53 of this prospectus for additional information.

Lock-up

We and all of our directors, officers and principal shareholders (5% or more shareholders of the outstanding Class A Ordinary Shares on a fully diluted and converted basis immediately prior to this offering) have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares or securities exercisable for or convertible into for our Class A Ordinary Shares for a period of 180 days from the effective date of this registration statement of which this prospectus forms a part. See “Shares Eligible for Future Sale” on page 110 and “Underwriting” beginning on page 119 of this prospectus for more information.

Risk factors

The Class A Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 16 of this prospectus for a discussion of factors to consider before deciding to invest in our Class A Ordinary Shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The following summary consolidated financial data for the years ended December 31, 2024 and 2023 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The following table presents our summary selected consolidated statements of operations for the years ended December 31, 2024 and 2023:

	For the years ended December 31,
	2024	2023
Revenues	$15,548,517	$10,992,897
Cost of revenues	12,287,882	9,324,243
Gross profit	3,260,635	1,668,654
Operating expenses:
Selling	331,077	264,306
General and administrative	1,220,894	736,599
Total operating expenses	1,551,971	1,000,905
Total other income, net	345,585	545,830
Income before income taxes	2,054,249	1,213,579
Income tax expense	(309,016)	(101,551)
Net income	1,745,233	1,112,028
Less: Net income attributable to non-controlling interest	174,523	111,203
Net income attributable to Nintech	$1,570,710	$1,000,825

The following table presents our summary selected consolidated balance sheets data as of December 31, 2024 and 2023:

	As of December 31, 2024	As of December 31, 2023
Current assets	$13,031,683	$11,209,615
Other assets	4,968,559	4,798,517
Total assets	18,000,242	16,008,132
Total liabilities	7,552,987	7,501,045
Total shareholders’ equity	$10,447,255	$8,507,087

RISK FACTORS

An investment in Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be affected, which could cause the trading price of Nintech’s Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in Nintech’s Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

We have a limited operating history in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.

We are operating in a competitive and rapidly evolving market with limited operating history. We may have limited insight into trends that may develop and affect our business, and we may make errors in predicting and reacting to industry trends and evolving needs of our customers.

Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates. If our production, product offerings and sales and marketing do not develop as we expect, if we fail to maintain and grow our supplier base, or if we fail to continue to address the needs of our customers, maintain and grow our customer base, conduct effective cost control, our business and financial conditions could be materially and adversely be affected.

In addition, we may not be able to effectively manage our growth. Our business expansion may increase the complexity of our operations and place a strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are not able to manage our growth effectively, our business and prospects could be materially and adversely be affected.

We may require additional funding in the future. There is no assurance that additional financing will be available to us.

We cannot assure you that we will have sufficient capital in the future to meet our capital requirements to maintain operations and improve financial performance. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and be forced to limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be materially and adversely affected. If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

We are, and have been, dependent on several major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

We have depended and expect to continue to depend on a small number of customers for a significant percentage of our net sales. For the year ended December 31, 2023, our largest customer contributed to approximately 70.1% of our total revenue. For the year ended December 31, 2024, our two major customers contributed to approximately 60.3% and 13.5% of our total revenue, respectively. Our largest customer in 2023 was also our largest customer in 2024. The loss of any of our major customers or a substantial reduction in orders from any of them could adversely impact our sales and operating results unless and until we are able to increase sales from other existing customers or add sales from new customers.

As our sales are based on purchase orders for our injection molding products and customized injection molds, the percentage of sales to any of our customers has fluctuated in the past and may fluctuate in future. Though we have long-term contracts with several of our major customers for our plastic injection products, we cannot assure you that present or future customers will not cease using us as the source of the injection-molded plastic parts and components we manufacture, for electronic manufacturing services of electrical products and subassemblies or significantly change, reduce or delay the amount of products and services ordered from us.

Furthermore, to maintain our business relationship with our major customers, in our agreements with them, we undertake to provide them with most favored price terms. Such most favored price terms may hinder our ability to acquire new customers if we need to offer competitive price terms compared to outbid our competitors and generate revenues.

The consumer electronics and electrical home appliance industries are characterized by rapid technological changes and changing consumer preferences. If we do not respond to such changes in tandem, our operations would be adversely affected.

Our major customers make and sell consumer electronics and electrical home appliances, which are characterized by rapid technological changes and changing consumer preferences. As a result, our production is subject to constantly evolving industry standards. To meet our customers’ demand for new products and to ensure operational efficiency, we need to continually invest in research and development to upgrade and expand our manufacturing capacity and capabilities, including our know-how and skills. Additionally, the emerging technologies including 3D printing, high-performance injection molding of composite materials, and green, low-carbon innovations, are imposing higher demands on products, which could potentially pose challenges to our business growth.

If we are unable to cope with such advances in technology and correspondingly respond to our customers’ requirements on a timely basis, demand for our products may decline and our business, financial condition and results of operations would be materially and adversely affected.

Our industry is extremely competitive, with aggressive pricing dynamics, and if we are not able to continue to provide competitive products and services, we may lose business.

We compete with a number of different companies in production of plastic injection molding products used in electrical appliances, automobile, and pressure die casting manufacturing industries. Our market segments are extremely competitive. Competitive factors in our industry include technical and manufacturing capabilities, resources and production scale, range of product offering and pricing, product quality, delivery efficiencies, and overall capability of management. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to raw materials and greater economies of scale than we do. In addition, the entry barriers to the general plastic injection and molding business are moderate since no specialized knowledge is needed. In fact, numerous small-scale enterprises are producing plastic products in China. Our success depends on our ability to generate and nurture customer patronage and loyalty mainly through consistent offering of quality products and services at competitive prices and reliable delivery times.

Many of our competitors have achieved substantial market share and many have lower cost structures and greater manufacturing, financial or other resources than we do. We face particular competition from small local providers of plastic injection molding products and customized injection molds which compete in our end markets. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

Uncertainty and adverse changes in the economy and financial markets may also increase the competitive environment in our market segments which could also impact our operating results. In addition, our industry segment is currently experiencing excess manufacturing capacity and has seen increased competition. To stay technologically competitive, we must invest in upgrading our machinery to enhance efficiency, precision, quality and productivity.

Nonetheless, the above factors have exerted and will continue to exert additional pressures on pricing for injection molding plastic parts and components and our customized injection molds, thereby increasing the competitive pressures in our market segments generally. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may have a material adverse effect on us.

Our reliance on key raw materials, such as plastic resins and steel, without long-term pricing agreements exposes us to price volatility and supply disruptions, which could adversely affect our profit margins and disrupt production.

The primary materials used by us in manufacturing plastic injection molding products are various plastic resins. Our cost of plastic resins as a percentage of our cost of revenues for injection molding products was approximately 37.0% and 31.8% for the years ended December 31, 2024 and 2023, respectively.

We have no long-term contracts with our suppliers to set the prices of these key raw materials. Accordingly, our financial performance is dependent to a significant extent on the markets for these materials and our ability to pass the costs through price increases to our customers. The capacity, supply, and demand for plastic resins and the petrochemical intermediates from which they are produced, as well as for steel, are subject to cyclical price fluctuations. These fluctuations can arise from changes in natural gas and crude oil prices, market demand, supply shortages, and other geopolitical and economic factors. Over the past several years, oil and steel prices have experienced significant volatility. In addition, we have found that increases in resin raw material are difficult to pass on to our customers. In the past, such increases in resin prices have raised our cost of goods sold and adversely affected our operating margins. A significant increase in these prices in the future could likewise materially and adversely affect our operating margins and results of operations.

Furthermore, any supply shortage or interruption of any of our key raw materials, if not restored within a short period, could result in curtailed or delayed production. This may prevent us from making scheduled shipments to customers, which could cause us to experience a reduction in sales, an increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers.

We are subject to inventory management risks.

Our inventories consist of raw materials, work in process and finished goods. We balance the need to maintain inventory levels that are sufficient to maintain customer fulfillment levels against the risk and financial costs of carrying excess inventory levels. To successfully manage our inventories, we must estimate demand from our customers at the product level and timely produce products in quantities that substantially correspond to that demand. If we overestimate demand and produce too much of a particular product, or customers cancel or reduce orders, we could have excess inventory handling costs, distribution center capacity constraints and inventory that we cannot sell profitably. In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. By contrast, if we underestimate demand and produce insufficient quantities of a product, and/or do not maintain enough inventory of a product we may not be able to fulfill customer orders on a timely basis which could result in fines, the loss of sales and ultimately loss of customers for those products as they turn to our competitors. Our business, financial condition and results of operations could be materially and adversely affected if either or both of these situations occur frequently or in large volumes.

Interruptions in shipping and logistics could harm our business and operating results.

We rely on third-party carriers to deliver our products to customers in a timely and efficient manner. Any significant delays, interruptions, or failures in our shipping and fulfillment operations, whether due to supply chain disruptions, labor shortages, transportation constraints, adverse weather conditions, geopolitical events, or other unforeseen circumstances, could result in delayed or unfulfilled customer orders. Such disruptions may lead to customer dissatisfaction, damage to our brand reputation, increased operational costs, and lost sales, any of which could materially and adversely affect our business, financial condition, and results of operations.

After receiving our products in China, our customers are responsible for the transportation of products from China to their final international destinations and rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike, shutdown, or other disruption at these ports or with these carriers could result in shipping delays that would materially and adversely affect our customers. Similarly, an increase in freight surcharges due to rising fuel costs, general price increases or any other factors, could increase our customers’ costs, potentially reducing demand for our products and adversely affecting our business and operating results.

Protecting, seeking licenses for, or asserting claims over, intellectual property could be costly.

We usually rely on trade secrets, industry expertise and the sharing with us by our customers of their intellectual property. However, there can be no assurance that intellectual property that we use in our business does not violate rights in such property belonging to others. We may be notified that we are infringing patents, copyright or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing alternatives or in obtaining licenses on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and could adversely affect our business and operating results.

Our strategy has been to evaluate trade names and trademarks, and to consider seeking patents, where we believe that such trade names, trademarks or patents would be available and adequate to protect our rights to products or processes that we consider material to our business. To the extent we do seek to obtain trade names, trademarks or patents, we may be required to institute litigation in order to enforce them or other intellectual property rights to protect our business interests. Such litigation could result in substantial costs and could adversely affect sales, financial results and growth.

We are dependent on customers operating in highly competitive markets and the inability of our customers to succeed in their markets can adversely impact our business, operating results and financial condition.

The end markets we serve can experience major swings in demand which, in turn, can significantly impact our operations. Our financial performance depends on our customers’ ability to compete and succeed in their markets, which have been, and could continue to be, affected directly by prevailing global economic conditions. The majority of our customers’ products are characterized by rapid changes in technologies, increased standardization of technologies and shortening of product lifecycles. The inability of our customers to succeed in their markets can adversely impact our business, operating results and financial condition.

We may not be able to upgrade our machinery when and as needed which could adversely affect our operations and profitability.

We need to regularly upgrade the machinery used in our operations in order to keep pace with various technological changes and changing consumer preferences. Such machinery is imported from other countries into China and then delivered to our manufacturing facilities. Approvals from various governmental agencies in the PRC are required to import such machinery due to its high precision and hi-tech nature. If we are unable to obtain the necessary approvals, and therefore are unable to import new machinery, our business, results of operations and profitability would be adversely affected.

We may be subject to complaints, claims, controversies, regulatory actions, arbitrations and legal proceedings from time to time. If the outcome of these complaints, claims, controversies, regulatory actions, arbitrations and legal proceedings is adverse to us, it could exert influence on our business, results of operations, financial condition, liquidity, cash flows and reputation.

We may be subject to or involved in various complaints, claims, controversies, regulatory actions, arbitration, and legal proceedings from time to time. Such allegations, claims and proceedings may be asserted against us by third parties, including consumers, suppliers, employees, business partners, governmental or regulatory bodies, or competitors. These matters are subject to inherent uncertainties, and we are uncertain whether any existing claims will develop into lawsuits or result in regulatory penalties or other disciplinary actions.

There may also be negative publicity associated with such matters that could decrease acceptance of our products, regardless of whether the allegations are valid or whether we are ultimately found liable. Lawsuits, litigation, arbitration and regulatory actions may cause us to incur significant costs or fines, result in the freezing of our assets, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could materially and adversely affect our financial condition, results of operations and business prospects.

After we become a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

Product defects resulting in a large-scale product recall or product liability claims against us could exert influence on our business, results of operations and reputation.

Our products are manufactured in accordance with our quality standards and specifications. If any product defects are identified by our customers, our reputation, customer relationships and future business may be negatively impacted. Product defects, if any, may also result in product returns and large-scale product recalls or product liability claims against us for damages. Such claims, irrespective of their outcomes or merits, would likely be time-consuming and costly to defend and could divert significant resources and management attention. Furthermore, even if we are able to successfully defend any such claim, we cannot assure you that our customers will not lose confidence in our products or that our future relationships with them will not be damaged. As a result, our business, results of operations, reputation and brand image could be materially and adversely affected.

Our business may be affected by compliance obligations and liabilities under laws and regulations applicable to our manufacturing facilities.

We are subject to increasingly stringent laws and regulations that regulate our manufacturing facilities, including those relating to work safety, fire control, air emissions, wastewater discharges and chemical and hazardous waste management and disposal. A number of governments or governmental bodies have introduced or are contemplating introducing regulatory changes in response to climate change, including regulating greenhouse gas emissions. For instance, applicable PRC laws and regulations, among other things, require manufacturers to ensure that the production plants and facilities meet the requirements of the relevant production safety and fire control laws, regulations and standards, conduct an environmental impact assessment before engaging in new construction projects, obtain approval and complete the acceptance procedures for such environmental protection, safety or fire control facilities before the commencement of production, and impose fines and other penalties on activities that violate such laws and regulations. Some of these laws require the responsible person and/or current operators of the land or facilities, as well as their successors, to undertake environmental protection and remediation obligations, including in cases where pollution results from the acts of previous owners’ or operators’ releases of hazardous or toxic substances or wastes. To date, costs of complying with environmental, health, safety and fire control requirements have not been material. However, the nature of our operations and our industrial activities at certain of our current or former facilities could potentially result in material liabilities.

In the event of any changes in PRC laws and/or regulations and/or government policies on manufacturing facilities and more stringent requirements are imposed, we may have to incur extra costs and expenses to comply with such requirements and our business and results of operations may be adversely affected. Failure to comply with the existing and future laws and regulations relating to our manufacturing facilities could subject us to monetary damages and fines, disruption to production plans, suspension of our operations and obligation to take corrective measures. In addition, any violation which is criminal in nature may result in criminal sanction. Moreover, violations of such policies, laws, rules and regulations or other related incidents may result in liabilities to third parties. Consequently, any non-compliance incidents could exert influence on our business, financial condition and results of operations.

In addition, future events, including those relating to climate change or greenhouse gas regulation, could further require us to incur expenses related to fund energy efficiency activities, fees or restrictions on certain activities, the modification or curtailment of operations, installation of pollution control equipment or investigation and cleanup of contaminated sites. Any adopted future regulations could also exert influence on our ability to compete with companies situated in areas not subject to such limitations, and we may not be able to recover the cost of compliance with new or more stringent laws and regulations, which could adversely impact our results of operations, cash flow or financial condition. Due to the uncertainty of regulatory developments and interpretation of laws and regulations, and the amount of related expenditures we may need to incur beyond those currently anticipated, we also cannot assure you that we will be in full compliance with the environmental regulations at all times. If such costs become prohibitively expensive, we may be forced to adjust, limit or cease certain aspects of our business operations.

A lack of insurance could expose us to significant costs and business disruption.

None of the holding company or our subsidiaries maintains any insurance to cover assets, property and potential liability of our business. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. If we suffer any losses, damages or liabilities in the course of our business operations, we will not have insurance coverage for any such losses, damages or product claim liabilities. Therefore, there may be instances when we will sustain losses, damages and liabilities because of our lack of insurance coverage, which may in turn exert influence on our financial condition and results of operations.

Additionally, even if in the future we may purchase product liability insurance, our insurance coverage may be inadequate if such claims do arise and any liability not covered by insurance could have a material adverse effect on our business. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to relevant laws, may not be covered by any insurance. Even if we purchase product liability insurance in the future, our product liability insurance policies may have limits that, if exceeded, may result in material costs that could have an adverse effect on our future profitability. In addition, warranty claims are generally not covered by product liability insurance. Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products, divert management’s attention, and could have a material adverse effect on our business.

From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our products and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•        difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•        inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•        difficulties in retaining, training, motivating and integrating key personnel;

•        diversion of management’s time and resources from our normal daily operations;

•        difficulties in successfully incorporating licensed or acquired technology and rights into our products;

•        difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•        difficulties in retaining relationships with clients, employees and suppliers of the acquired business;

•        regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•        assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•        failure to successfully further develop the acquired technology;

•        liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•        potential disruptions to our ongoing businesses.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives is/are unable or unwilling to continue in his/her/their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. We cannot assure you that we can continue to retain their services. If one or more of our key executives were to be unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel.

Our directors, management and shareholders may from time to time be subject to negative publicity or claims, controversies, lawsuits, other legal and administrative proceedings and fines, which could exert influence on our business, results of operations, financial condition and reputation.

Our directors, management and shareholders may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, securities or other matters.

Moreover, we cannot guarantee that additional enforcement measures relating to or arising out of lawsuits would not be threatened or brought against us, other shareholders, directors and officers in the future. We do not have control or have limited control over the actions of these parties, and any misbehavior or misconduct by these parties could bring us negative publicity, which would harm our brand and reputation. In addition, the claims and lawsuits may require us to incur additional resources, which could in turn harm our business.

If we fail to recruit and retain a significant number of qualified technical personnel and highly skilled employees, we may not be able to develop, enhance and introduce our products on a timely basis, and our business will be harmed.

We require the services of a number of qualified technical personnel. The market for skilled technical personnel is characterized by intense competition and aggressive recruiting, as well as a high-level of employee mobility. These characteristics make it particularly difficult for us to attract and retain the qualified technical personnel we require. If we are unable to recruit and retain a sufficient number of qualified technical employees, we may not be able to complete the development of, or enhance, our products in a timely manner. As a result, our business may be harmed, and our operating results may suffer.

In addition to our dependence on our technical personnel, our success also depends on our continuing ability to attract and retain other highly skilled employees. Competition for similar personnel in our industry where we operate is intense. If we do not succeed in attracting or retaining the necessary personnel, our business could be adversely affected.

We have substantial notes receivables and account receivables. If our customers experience payment pressure and delay, our business, results of operations and financial condition could be adversely affected.

As of December 31, 2024 and 2023, we had notes receivables of approximately $4.5 million and $4.0 million, respectively and account receivables of approximately $6.2 million and $4.8 million, respectively. If our customers experience financial difficulty, we could have problems recovering amounts owed to us from these customers, or demand for our products and services from these customers could decline. If one or more of our customers, particularly customers to which we have extended substantial credit and which have become material account debtors on our accounts receivables, were to become insolvent or otherwise were unable to pay for the products or services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following:

•        increase in provision and/or increase in provision for credit loss,

•        a charge for inventory write-offs,

•        a reduction in revenue,

•        decreases in cash, and

•        increases in working capital requirements.

In addition, a significant portion of our short-term borrowings is derived from the discounting of notes receivable received from our customers to banks with recourse. Under these arrangements, we remain liable to the banks in the event that our customers default. As a result, if a material number of note issuers fail to meet their obligations, we may be required to repay the discounted amounts, which could adversely affect our liquidity, financial condition, and results of operations.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted countries could have a material adverse effect on our operations and financial results.

If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by foreign countries, our business, including results of operations, cash flows and financial condition, may be adversely affected.

In January 2025, during the initial days of U.S. President Trump’s second term, the U.S. announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, and the subject countries have imposed or indicated their intention to impose counter measures. In February 2025, the U.S. imposed tariffs of 10% on all imported goods from China, followed by an additional 10% tariff in March 2025. The U.S. also imposed a 25% tariff on all steel and aluminum imports, beginning in March 2025. On February 13, 2025, President Trump ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies and on April 2, 2025, announced new tariffs on many U.S. trading partners, including a universal baseline tariff of 10% on all imported goods, and country specific tariffs such as an additional 34% tax on imports from China (leading to an effective rate of 54% when combined with existing tariffs) and 20% on products from the E.U. Specific products that are being tariffed, such as automobiles, were to be exempted from the new tariffs, and tariffs on products such as pharmaceutical drugs were to be announced at a later date. Following a period of market turbulence, on April 9, 2025, President Trump announced a 90-day pause to the tariffs announced on April 2, 2025 for most countries. Countries subject to the pause on the tariffs are still to be subject to the baseline 10% tariff. This consequently lowers the tariff rate for the E.U., Japan, and South Korea, among other countries. However, U.S. President Trump announced an increased tariff rate against Chinese imports of a minimum 145%. On April 12, 2025, the State Council further announced that China would escalate the retaliatory tariff to 125% on goods imported from the United States. On May 12, 2025, both nations agreed on a 90-day tariff pause, pursuant to which the tariffs on Chinese imports and U.S. imports were reduced to 30% and 10%, respectively. On August 11, 2025, both nations agreed on another 90-day tariff pause. We are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance.

These and other tariffs and countermeasures could increase the cost of equipment necessary for our operations, disrupt global supply chains and create additional operational challenges. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

Our financial and operating performance may decline in value by epidemics, natural disasters and other catastrophes.

Our business and financial and operating performance could be affected by the outbreak of epidemics including but not limited to the novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our business could be affected in the event that the slowdown or suspension in business operations due to any outbreaks carries for a long period of time.

In January 2020, the World Health Organization declared the COVID-19 virus an international pandemic. The virus spread throughout the world during the beginning of March 2020. During March 2020, multiple countries went into a national enforced shut down. These lockdowns put a huge strain on the world economy and on companies around the world. Given the rapidly expanding nature of the COVID-19 pandemic and the concentration of substantially all of our operations and employees in China, the outbreak affected our business, especially our supply chains, which resulted in impacts on our operating results and financial positions in 2022 and 2021. Since March 2023, the COVID-19 pandemic has subsided, and it no longer has a materially adverse impact on our financial performance. Although we are currently fully functional, potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect overall economic environment and may in turn exert influence on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be affected, which in turn may harm our reputation.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, and similar intellectual property as critical to our success. We rely on trademark and copyright law to protect our proprietary rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Risks Related to Our Corporate Structure

Our Chairman is currently beneficially interested in a significant percentage of the total voting power of our outstanding ordinary shares, and they collectively are able to decide matters that require votes of shareholders.

Currently, our Chairman, Mr. Changxuan Wang, owns an aggregate of 9,370,000 Class A Ordinary Shares and 4,690,000 Class B Ordinary Shares, representing 93.65% of the total voting power of our Company. Mr. Changxuan Wang will collectively own an aggregate of [*]% of the total voting power of our outstanding Class A Ordinary Shares immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. He could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. He will also have the power to prevent or cause a change in control. Without the consent of Mr. Changxuan Wang, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of Mr. Changxuan Wang may differ from the interests of our other shareholders. The concentration in the ownership of our Class A Ordinary Shares and Class B Ordinary Shares may cause a material decline in the value of our Class A Ordinary Shares. For more information regarding our beneficial owners and their affiliated entities, see “Principal Shareholders” on page 97 of this prospectus.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued ordinary shares have been divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of our Company, while holders of Class B Ordinary Shares shall be entitled to 20 votes per share on all matters subject to the vote at general meetings of our Company. We will issue Class A Ordinary Shares in this offering. Each Class B Ordinary Share is convertible into one Class A Ordinary Share either (i) at any time by the holder thereof, or (ii) automatically when the holder of Class B Ordinary Shares transfers to a third party not affiliated with such holder. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. After this offering, Mr. Changxuan Wang as the holder of Class B Ordinary Shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association and approval over any change of control transactions. See the paragraph here below for more details. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the holders of Class A Ordinary Shares within their class of ordinary shares.

Upon the completion of this offering, Mr. Changxuan Wang, our Chairman, will continue to beneficially own all of our Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately [*]% of our total issued and outstanding share capital immediately after the completion of this offering and [*]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise the over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, appointment of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law” on page 103 of this prospectus.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding not less than one-tenth of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least five clear days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of two shareholders present or by proxy, each holding shares that represent at least one-third of either (i) the outstanding shares carrying the right to vote at such general meeting; or (ii) the total number of votes of the shares entitled to vote at such general meeting.

As a “controlled company” under the rules of the [ ], we may choose to exempt us from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Following this offering, our Chairman, Mr. Changxuan Wang, will beneficially own [*]% voting power of the Company, which will allow Mr. Wang to determine all matters requiring approval by shareholders. Under the [ ] listing rules, a company of which more than 50% of the voting power for the election of its directors, is held by an individual, group, or another company is a “controlled company”. Although we do not currently intend to rely on the “controlled company” exemptions under the [ ] listing rules for at least one year after the initial public offering even if we are deemed a “controlled company,” we may elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, among others, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of [ ].

Risks Related to Doing Business in China

Because substantially all of our operations are in China, our business is subject to the laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve.

As a business operating substantially in the PRC, we are subject to the laws and regulations of the PRC, which evolve from time to time.

The PRC legal system is based on written statutes, which is substantially different from the legal system in the United States. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. However, these laws, regulations and legal requirements are relatively new and still evolving, we cannot rule out the possibility that there might be future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. Failure to comply with such evolving laws and regulations may subject us to material sanctions or penalties imposed by the governmental authorities.

In addition, the PRC regulatory authorities may be authorized by laws or regulations to exercise oversight and discretion over the conduct of our business, and the regulations to which we are subject may change from time to time. Like many other jurisdictions, new laws, regulations, and other government directives in the PRC may also be costly for us to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        Delay or impede our development,

•        Result in negative publicity or increase our operating costs,

•        Require significant management time and attention, and

•        Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that may restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition, results of operations and the value of our Class A Ordinary Shares could be materially adversely affected.

The filing with the CSRC is required in connection with our offshore offering under PRC laws, our offshore offerings will be contingent upon the completion of such filing procedures, and we cannot predict whether we will be able to obtain such approval or complete such filing in a timely manner, or even at all.

The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021, emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity, data and privacy protection requirements and other similar matters. As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, which took effect on March 31, 2023. The Overseas Listing Trial Measures require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (2) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China.

The Overseas Listing Trial Measures stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market.

Furthermore, on February 24, 2023, the CSRC revised the Archives Rules issued in 2009, and the revised Archives Rules came into effect together with the Overseas Listing Trial Measures on March 31, 2023. The revised Archives Rules expand their application to cover indirect overseas offering and listing, stipulating that a domestic company which plans to publicly disclose any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

As of the date of this prospectus, based on the facts that (i) the total assets, net assets, revenues and profits of PRC subsidiaries accounts for more than 50% of our corresponding figures in the most recent accounting year; (ii) our major operational activities are carried out in China, we are required to file with the CSRC within 3 working days after the relevant application is submitted overseas in accordance with the Overseas Listing Trial Measures with respect to this offering and must complete the filing before the completion of this offering. We intend to submit the CSRC filing within the required timeframe. As of the date of this prospectus, we and our PRC subsidiaries have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this offering. We cannot assure you that we will be able to complete such filings in a timely manner, or even at all. We will not consummate this offering without first completing the CSRC filing and receiving the CSRC approval under the Overseas Listing Trial Measures. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could limit or hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on overseas listing of PRC domestic companies. If it is determined that we are subject to any additional CSRC approval, filing, other governmental authorization or requirements, we cannot assure you that we could obtain such approval or meet such requirements in a timely manner or at all. Such failure may subject us to fines, penalties or other sanctions which may have a material adverse effect on our business and financial conditions.

The approval of and the filing with CAC or other PRC government authorities may be required in connection with our future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and impose export restrictions on certain data and information. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

On December 28, 2021, the CAC, and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures (2021), which came into effect on February 15, 2022. The amended Cybersecurity Review Measures provides that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, a critical information infrastructure operator shall apply for a cybersecurity review if national security will be affected or may be affected when it procures a network product or service. In July 2022, the CAC promulgated the Measures for Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of mainland China. Furthermore, these measures provide that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any cross-border data can be transferred out of mainland China if: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over one million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC.

On September 24, 2024, the Regulation on Network Data Security Management was promulgated by the State Council, and became effective on January 1, 2025. The Regulation on Network Data Security Management restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

We do not believe that we are directly subject to these regulatory actions or statements, as: (i) our business does not rely on the collection of user data or implicate cybersecurity; (ii) we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future; (iii) we are not in possession of or otherwise holding any important data; (iv) the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over PRC national security; and (v) our PRC subsidiaries have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. As of the date of this prospectus, we have also not been involved in any investigations on cybersecurity or data security initiated by any governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CAC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CAC or other PRC governmental authorities. If we are required in the future by the CAC or any other regulatory authority to obtain relevant approval for this offering and listing, we cannot assure you that we will be able to obtain or maintain such approval in a timely manner, or even at all. If we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval in the future, we may face sanctions by the CAC or other PRC regulatory agencies. The CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. The CAC and other PRC regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from this offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

PRC Regulations relating to offshore investment activities by PRC residents may subject PRC-resident beneficial owners or PRC subsidiaries to liability or penalties, limit our ability to inject capital into PRC subsidiaries or limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to it, or may adversely affect our business.

In July 2014, the SAFE promulgated the Circular of the SAFE on Foreign Exchange Administration of Overseas Investments and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”), which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles (the “SAFE Circular 75”). The SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in the SAFE Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. The SAFE Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, the failure of PRC residents to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant

PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC laws for evasion of foreign exchange regulations.

In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving Policies for Foreign Exchange Administration for Direct Investment, effective in June 2015, which allows qualified banks to examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under the supervision of SAFE.

On December 26, 2017, the NDRC issued the Measures for the Administration of Overseas Investment of Enterprises (“Measures 11”), which became effective from March 1, 2018. Measures 11 states that PRC enterprises must obtain approval from the NDRC or file with the NDRC their offshore investments made through controlled offshore special purpose vehicle. Pursuant to the Measures 11 and the Measures for the Administration of Outbound Investment published by the MOFCOM in September 2014, any outbound investment of PRC enterprises must be approved by or filed with MOFCOM, NDRC or their local branches. State-owned enterprises may also be required to complete approval or filing procedures with state-owned assets supervision and administration authorities with respect to certain outbound direct investments.

We have requested or intend to take all necessary measures to require our shareholders and beneficial owners who, to our knowledge, are PRC residents to make the necessary applications, filings and amendments in accordance with these regulations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our Company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as the interpretation and implementation of these regulations have been constantly evolving, it cannot be concluded how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities in the future. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of our Company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement future acquisition strategy and could adversely affect our business and prospects.

Failure to obtain or renew relevant requisite licenses, permits, authorization, approvals or certificates from the relevant government authorities related to our business operation could exert influence on our ability to conduct our business and our financial conditions.

Our business operation in the PRC is subject to various licenses, permits, authorization, approvals or certificates from or completion of relevant filings, registration with, or reports to the relevant governmental authorities, including, but not limited to, the business license, approval of environmental impact assessment, pollutant discharge registration, record-filing of a customs declaration entity, filing for enterprise investment project, planning permit for the construction project, planning permit for land use, construction permit, filing for the fire control design and filing for fire control inspection and acceptance. Obtaining such approvals, licenses, permits or qualifications depends on our compliance with regulatory requirements.

We cannot assure you that we will be able to renew our existing approvals, permits, licenses, registrations or certificates when they expire, or that we will be able to successfully obtain, retain or renew future permits, licenses, registrations or certificates in a timely manner, or at all. We cannot assure you that we will be able to adapt to any change in the regulatory and licensing regime. In addition, we cannot assure you that such permits, licenses, registrations or certificates will not be revoked by the relevant authorities in the future. Failure to obtain or renew such permits, licenses, registrations and certificates as planned or any inability to adopt to regulatory changes may result in our inability to provide relevant services and thereby exerting influence on our business, results of operations and financial condition.

In addition, if (i) we and our subsidiaries do not receive or maintain any permission or approval required of us or our subsidiaries, (ii) we and our subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we and our subsidiaries, become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our Class A Ordinary Shares could significantly decline or become worthless.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operations.

We are subject to strict regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law (the “Labor Contract Law”), that became effective in January 2008 and was last amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate the labor relationships with some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees. We may not pay social insurance and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. We may be required to make up the contributions for these plans as well as late payment penalties and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. Under the PRC Social Insurance Law, orders to make full contributions within a prescribed time may be imposed on an employer for not making full social insurance contributions for employees in a timely manner. If any of the relevant social insurance authorities is of the view that the social insurance contributions we made for our employees do not comply with the requirements under the relevant PRC laws and regulations, it may order us to pay the outstanding balance within a prescribed time period plus a late fee of 0.05% of the total outstanding balance per day. If we fail to do so, we may be subject to a fine ranging between one to three times of the total outstanding balance. Under the Administrative Measures on Housing Provident Fund, orders to make full contributions within a prescribed time may be imposed on us for not making housing provident funds contributions for employees in a timely manner. If we fail to do so, the relevant housing provident fund authorities may apply to a PRC court for an order of mandatory payment. Besides, the relevant social insurance authorities and housing provident fund authorities may order our PRC subsidiaries to make contribution registration of social insurance and housing provident fund within a prescribed time limit. If we fail to do so, we may be subject to a fine ranging from RMB 10,000 to RMB50,000. Furthermore, the Labor Contract Law and labor-related regulations have imposed stringent requirements on labor dispatch, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of its total number of employees and the dispatched contract workers may only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions on Labor Dispatch further requires the employer that is not in compliance with the above provisions to formulate a plan to reduce the number of its dispatched contract workers to below 10% of the total number of its employees. We cannot assure you we have strictly complied with such requirements, which may subject us to administrative penalties imposed by PRC authorities.

As the interpretation and implementation of these regulations are still evolving, employment practices of the PRC subsidiaries may not be at all times deemed in compliance with the regulations. If our PRC subsidiaries are deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to the employees and subject to fines or any penalties, and our business, financial condition and results of operations could be affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Although currently we have not adopted any employee stock incentive plan, if in the future we adopt one, we will be subject to certain PRC regulations. Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012 (“SAFE Notices No. 7”), PRC citizens and non-PRC citizens who reside in mainland China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with our domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been or expects to be granted stock options will be subject to these regulations when we become an overseas listed company upon the consummation of this offering. Failure to complete the SAFE registrations for our employee incentive plans after this offering may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into PRC subsidiaries and limit PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory requirements that are constantly evolving and that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

There are procedural requirements for foreign regulatory bodies to conduct investigations or inspections of our operations in China.

Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator can directly conduct investigations or evidence collection activities within the PRC. Accordingly, without Chinese government approval, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators which could present legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China. Furthermore, as of the date of this prospectus, there have not been implementing rules or regulations regarding the application of Article 177, and, accordingly, it cannot be concluded as to how it will be interpreted, implemented or applied by relevant government authorities. As such, there are also uncertainties as to the procedures and requisite timing for the overseas securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States.

In addition, on February 24, 2023, the CSRC revised the Archives Rules. The Archives Rules allow overseas regulators and competent overseas authorities to request inspections, investigations, or evidence collection from domestic companies about their overseas offerings and listings, or from the domestic securities companies and securities service providers involved in these processes. This will be done through cross-border regulatory cooperation, with the CSRC or other relevant PRC authorities providing necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent PRC authorities before they can cooperate with any inspections or investigations by overseas regulators, or provide any requested documents and materials.

If we fail to comply with environmental protection, fire protection, safety and construction laws and regulations, we could become subject to fines or penalties or incur costs that could exert influence on our operation.

We are subject to PRC environmental protection, fire protection, safety and construction laws and regulations. According to the Environmental Protection Law of the PRC, and relevant laws and regulations, construction entities shall prepare relevant environmental impact assessment reports, statements or forms and submit them to the relevant environmental administration authorities for approval or registration for construction projects that may have impact on environment. The construction project can only be put into production or use after the corresponding environmental protection facilities have passed the acceptance. The competent environmental administration authorities may conduct spot check and supervision on the implementation of environmental protection facilities. Besides, business operators shall conduct relevant pollution discharge registration or obtain pollution discharge permits, prevent and reduce environmental pollution and ecological disruption, and assume liabilities for damage caused by them. Business operators who fail to comply with the environmental impact assessment, environmental protection acceptance requirements or illegally discharge pollutants and/or exceed the pollutant discharge standards may be fined, restricted in production, suspended for rectification, ordered to suspend business, depending on the severity of the non-compliance.

According to the Fire Prevention Law of the PRC and relevant regulations, constructions are required to comply with various fire safety requirements, including completing fire protection as-built acceptance check or filing, passing random inspections in relation to fire safety in daily operations. If we fail to obtain relevant approvals, pass relevant inspections, or complete other applicable fire protection procedures on a timely basis or at all, we may be fined, ordered to rectify the non-compliance, discontinue the operation, and/or use of the affected business site.

According to the Construction Law of the PRC and relevant regulations, a construction entity shall obtain various permits, authorizations, registrations, filings or reports at the different stages of construction. The construction activities shall comply with relevant construction regulatory requirements, among others, ensuring the quality and safety of construction projects and ensuring that they are in conformity with the state safety standards for construction projects. A construction project handed over for completion acceptance checks must conform to the prescribed construction project quality standards, have complete project technical and economic information and signed project warranty, and have qualified other conditions for completion prescribed by the state. A construction project may only be handed over for use upon passing the acceptance checks; no construction project shall be handed over for use without going through the acceptance checks or passing the acceptance checks. In addition, we may be required to obtain additional permits or make additional filings or registrations for the construction works we made on certain of owned or leased properties, depending on the amount of investment and area of the properties, including but not limited to obtaining construction permit, filing for as-built inspection of projects and the relevant fire protection inspection and filing procedures.

As the date of this prospectus, we have not received any notification of penalty in relation to environmental protection, fire protection, safety and construction compliance and we are committed to be compliant with such laws and regulations in all material aspects in the future. However, we cannot assure you that we are in strict compliance with such environmental protection, fire protection, safety and construction laws and regulations based on our knowledge. In addition, as we continue to expand our manufacturing facilities and capabilities, we cannot assure you that there will not be violations or suspected violations in our facilities that result in us becoming subject to governmental investigations or penalties, which may include cessation of operation, fines, and confiscation of illegal gains. Any potential failure to comply with environmental, fire protection, safety and construction laws and regulations and/or failure to adequately protect the health of our employees could exert influence on our business operations and financial performance.

Further, there can be no assurance that any local government will not change existing laws or adopt more stringent practice as to the enforcement of health, safety and environmental regulations. Due to the regulatory developments and interpretation of laws and regulations, and the amount of related expenditures we may need to incur beyond those currently anticipated, we also cannot assure you that we will be in full compliance with the health, safety and environmental regulations at all times. If such costs become prohibitively expensive, we may be forced to adjust, limit or cease certain aspects of our business operations.

The M&A Rules and certain other PRC regulations establish a series of procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and detailed. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if certain criteria are met. In addition, pursuant to the Anti-Monopoly Law which became effective on August 1, 2008, and was lately amended on June 24, 2022 and came into effect on August 1, 2022, and relevant regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in August 25, 2011 specifies that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over PRC domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the Measures for the Security Review of Foreign Investment promulgated by NDRC and the MOFCOM in December 2020 and came into force on January 18, 2021, foreign investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Under the rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing in the PRC, any failure to comply with the applicable provisions could exert influence on our business, financial condition and results of operations, and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 24, 2023, the CSRC promulgated the Archives Rules, which became effective on March 31, 2023. The Archives Rules require that, before providing or publicly disclosing documents and materials involving state secrets or government work secrets to securities companies, securities service institutions, or overseas regulators, the domestic enterprises shall seek approval from the relevant government regulators, and make filings with the secret protection administration at the same level.

The Archives Rules expand the scope of the regulations from “state secrets” to “state secrets and work secrets of government agencies.” However, the Archives Rules do not define the scope of such secrets, but merely provide that in case where it is unclear or disputed as to whether state secrets are involved, the relevant state secret protection regulator shall make the final determination; in case where it is unclear or disputed as to whether government work secrets are involved, the relevant government regulator shall make the final determination.

The Archives Rules mandates that domestic enterprises need to follow due procedures in compliance with applicable national regulations before furnishing accounting records or copies of accounting records to relevant securities companies, securities service institutions, and overseas regulators.

Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to outside mainland China, relevant approval procedures stipulated by regulations shall be followed.

Since the Archives Rules are newly promulgated, and the interpretation and implementation thereof may be subject to change, we cannot assure you that whether we will be required to undergo any approval, filing or other procedures in relation to the provision of auditing records and other materials in connection with this offering or our list on the [ ] or we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. If the CSRC, the state secret protection regulator or any other relevant government regulator requires that we obtain approval or complete relevant procedure prior to the completion of this offering, the offering will be delayed until we have obtained such approval or completed such procedure. There is also possibility that we may not be able to obtain or maintain such approval, complete such procedure or that we inadvertently conclude that such approval or procedure is not required. If prior approval or procedure is required while we inadvertently conclude that such approval or procedure is not required or if applicable laws and regulations or the interpretation of such are modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These authorities may impose fines and penalties upon our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could exert influence on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also require us, or make it advisable for us, to terminate this offering prior to closing. Any failure of us to fully comply with new regulatory requirements may limit or hinder our ability to offer or continue to offer the Class A Ordinary Shares, cause disruption to our business operations, severely damage our reputation, exert influence on our financial condition and results of operations, and cause the Class A Ordinary Shares to significantly decline in value or become worthless.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could exert influence on our ability to conduct our business.

We are a holding company and conduct substantially all of our business through our PRC subsidiaries, which are limited liability companies established in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses.

To the extent funds are generated in our PRC subsidiaries, and may need to be used to fund operations outside of the PRC, current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, to the extent assets (other than cash) in our business are located in PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to Nintech Mould Factory (Hong Kong) Limited, our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available before the applicable regulatory requirements are met. Furthermore, there can be no assurance about our ability to transfer or distribute cash, which if limited could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect our business.

Additionally, our operating transactions and assets and liabilities are mainly denominated in RMB. As a result, regulatory measures on currency exchange under PRC Laws may affect the ability of our PRC subsidiaries to use their RMB revenues to pay dividends to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could limit our ability to grow, make investments or acquisitions beneficial to our business, pay dividends, or otherwise fund and conduct our business.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT law, which is lastly revised on December 29, 2018 and its implementation rules effective from January 1, 2008 and amended on December 6, 2024, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as an establishment that carries out substantial and overall management and control over the manufacturing and operations, personnel, accounting and properties of an enterprise.

On April 22, 2009, the SAT issued the Notice on Issues about the Determination of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises on the Basis of Criteria of de facto Management Bodies, known as SAT Circular 82, partially abolished on December 29, 2017, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a PRC enterprise or group. Although SAT Circular 82 applies only to offshore enterprises controlled by PRC enterprises or groups, not those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the general position of the SAT on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. Pursuant to SAT Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books and records, company seals, board and shareholder minutes are kept in China; and (iv) no less than half of its directors or senior management with voting rights reside in the PRC. However, SAT Circular 82 does not explicitly provide whether it is applicable to an offshore enterprise controlled by a Chinese natural person. Although our board of directors and management are mainly located in PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

Our shareholders face uncertainties under PRC tax laws with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises (the “SAT Circular 7”), which was partially abolished in 2017. The SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, the SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. The SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (the “SAT Circular 37”), which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Under PRC tax laws, we face uncertainties in relation to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Class A Ordinary Shares in our offshore subsidiaries and investments. Our Company may be subject to filing obligations or may be taxed if our Company is a transferor in such transactions, and may be subject to withholding obligations if our Company is a transferee in such transactions, under the SAT Circular 7 and/or the SAT Circular 37. For transfers of Class A Ordinary Shares of our Company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT Circular 7 and/or the SAT Circular 37. As a result, we may be required to expend valuable resources to comply with the SAT Circular 7 and/or the SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may exert influence on our financial condition and results of operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay us from using the proceeds of offshore fund-raising activities to make loans or additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our foreign-controlled subsidiaries in China. Furthermore, any foreign loans procured by PRC subsidiaries are required to be registered with SAFE in its local branches and satisfy relevant requirements, loans by us to our PRC subsidiaries to finance its activities cannot exceed the difference between their respective total project investment amount and registered capital or 350% (which may be varied due to the change of PRC’s national macro-control policy) of their net assets, and according to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with relevant governmental authorities in China.

In addition, a foreign invested enterprise (a “FIE”) shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“SAFE Circular 19”), effective since June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it cannot be concluded whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering to PRC subsidiaries, which may adversely affect its liquidity and its ability to fund and expand its business in China.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, pursuant to which, PRC entities established in the pilot regions are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC entity. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which, the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of US$10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of US$5 million. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to PRC subsidiaries. As a result, our ability to provide prompt financial support to PRC subsidiaries may be subject to further regulations and requirements. If we fail to complete such registrations or obtain such approvals, our PRC subsidiaries’ ability to use the proceeds they expect to receive from our offshore offering and to capitalize or otherwise fund PRC operations may be negatively affected, which could materially and adversely affect their liquidity and their ability to fund and expand their business.

We must remit the offering proceeds to our PRC operating subsidiary before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of this offering may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of this offering. We may be unable to use these proceeds to grow our business until our PRC subsidiaries receive such proceeds in the PRC. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with the SAFE in its local branches and satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or 350% (which may be varied due to the change of PRC’s national macro-control policy) of the net assets of our PRC subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with SAMR in its local branches, report submission to the MOFCOM in its local branches and registration with a local bank authorized by SAFE.

To remit the proceeds of the offering, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account for capital account transactions, remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because it is uncertain how long it will take us to prepare the materials for submission, and also depends on the efficiencies of different banks.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may decline in value, which could exert influence on our liquidity, our ability to fund and expand our business and the value of our Class A Ordinary Shares.

The requirements and legal procedures of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

According to the Administrative Regulations on Foreign Exchange of the PRC, the SAFE and its branches shall take the responsibilities to fulfill the management on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC in accordance with the relevant laws. We receive our revenues primarily in RMB. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, trade, and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing foreign exchange system, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in the PRC may be used to pay dividends to our Company, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. However, approval from or registration with appropriate government authorities or designated banks is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain approval from SAFE or its designated banks to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than RMB owed to entities outside the PRC, or to make other capital expenditure payments outside the PRC in a currency other than RMB. If we are prevented from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A Ordinary Shares.

We may not be able to obtain certain treaty benefits on dividends paid by our Nintech WFOE to us through our Hong Kong subsidiary.

Under the EIT Law, dividends generated from retained earnings from a PRC company to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, as amended, a company incorporated in Hong Kong, such as our Hong Kong subsidiary, will be subject to withholding income tax at a rate of 5% on dividends it receives from its WFOE if it holds a 25% or more interest in that particular WFOE, or 10% if it holds less than a 25% interest in that subsidiary. On October 27, 2009, the SAT promulgated a tax notice or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On February 3, 2018, the SAT further issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that are supported by various types of documents including the Memorandum and Articles of Association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts, patent and copyright certificates and other information. As a result, although Nintech WFOE is wholly owned by our Hong Kong subsidiary, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends payable by WFOE. If our Hong Kong subsidiary cannot be recognized as the beneficial owner of the dividends to be paid by Nintech WFOE to us, such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

Changes in China’s economic or social conditions or government policies could exert influence on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic and social conditions in the PRC generally that are beyond our control. Our business faces risks which include, but not limited to changes in local regulatory requirements, inflation, interest rates and general conditions, protection for intellectual property, policies governing world trade, fluctuating foreign exchange rates, the risks of war, and laws and policies affecting trade, investment, taxes and industry development. In addition, policies, regulations, rules, and the enforcement of laws of the PRC can have effects on economic conditions in the PRC and the ability of businesses to operate profitably. Accordingly, any negative change in the economic or social environment of the PRC or in the policies, laws and regulations in the PRC, or any adverse development related to any of the above risks may adversely affect our business, financial condition, results of operations and prospects.

You may experience additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China, which is an emerging market. In addition, all of our directors and officers are nationals or residents of the PRC, and a substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or officers predicated upon the securities laws of the United States or any state.

In accordance with the requirements of the recognition and enforcement of foreign judgments provided for under the PRC Civil Procedures Law, although PRC courts may recognize and enforce foreign judgments based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions, there is no treaty or other forms of reciprocal arrangement between China and the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that, among others, the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest of the PRC. As a result, it is uncertain whether and how a PRC court would enforce a judgment rendered by a court in the U.S. or the Cayman Islands.

Fluctuations in exchange rates could exert influence on our results of operations and the price of the Class A Ordinary Shares.

The value of the RMB against the USD and other currencies is affected by, among other things, changes in economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including USD, is based on rates published by the People’s Bank of China. The RMB has fluctuated against the USD, at times significantly and unpredictably. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the USD in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

Any significant appreciation or depreciation of the RMB may affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Ordinary Shares in USD. For example, to the extent that we need to convert USD we receive from this offering into RMB to pay our operating expenses, appreciation of the RMB against the USD would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the USD may significantly reduce the USD equivalent of our earnings, which in turn could adversely affect the price of our Class A Ordinary Shares.

The hedging options available in China may not be sufficient to reduce our exposure to exchange rate fluctuations. As of the date of this prospectus, we have not entered into any material hedging transactions to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge their exposure. In addition, currency exchange losses may be magnified if we fail to stay in compliance with relevant PRC foreign exchange regulations.

To the extent any funds or assets in the business is in mainland China or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

Nintech is an offshore holding company with no material operations of its own, which conducts all of its operations through its operating subsidiary established in the PRC. As of the date of this prospectus, substantially all of our cash and assets are located in the PRC. The transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not prohibit cash transfers among the PRC company’s subsidiaries during their ordinary business operation. As of the date of this prospectus, we have not been notified of any restrictions which could limit our PRC subsidiaries’ ability to transfer cash to each another. However, there are limitations on our ability to transfer cash between us and our U.S. investors where dividend distribution to us (and ultimately our foreign investors) shall be reviewed by a bank designated by SAFE that processes outward remittance of profits, including requisite documents need to be submitted to the bank. Upon review and approval by the designated bank, Nintech WFOE in China may remit dividends to our Hong Kong subsidiary.

Among Nintech and its subsidiaries, cash can be transferred from Nintech, in the form of capital contributions or shareholder loans, as the case may be, to the PRC subsidiaries as we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. The PRC regulatory authorities manage the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our business are in the PRC or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong without completion of relevant foreign exchange formalities, which may exert influence on our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Further, if new regulatory requirements or measures are introduced regarding foreign exchange or capital transfer in the PRC in the future, our ability to transfer or distribute cash within our PRC subsidiaries or to foreign investors may be affected, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Recent joint statement by the SEC and the PCAOB, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 20, 2020, the Senate passed the HFCA Act, requiring a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the company’s securities are prohibited from trading on a national exchange.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under the related process that will be implemented by the SEC.

On September 22, 2021, the PCAOB adopted rules to create a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such designations as mandated under the HFCA Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, trading in our Class A Ordinary Shares may be prohibited under the HFCA Act if the PCAOB later determines that it cannot inspect or investigate our auditor completely, and as a result [ ] may determine to delist our Class A Ordinary Shares.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCAA and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

Our auditor, HTL, is headquartered in Houston, Texas, the United States and registered with the PCAOB. HTL is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As such, it is not subject to the designations issued by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offering, and we cannot assure you whether [ ] or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our Class A Ordinary Shares on [ ], which could impair the market for and market price of our Class A Ordinary Shares.

Risks Related to This Offering and the Class A Ordinary Shares

There is no assurance that an active trading market for our Class A Ordinary Shares will develop after this offering, and you may not be able to resell the Class A Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our Class A Ordinary Shares. We plan to list the Class A Ordinary Shares on the [ ]. If an active trading market for the Class A Ordinary Shares does not develop after this offering, the market price and liquidity of the Class A Ordinary Shares will be affected.

Negotiations with the underwriters will determine the initial public offering price for the Class A Ordinary Shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for the Class A Ordinary Shares will develop or that the market price of the Class A Ordinary Shares will not decline below the initial public offering price.

The market price for the Class A Ordinary Shares may be volatile.

The trading prices of the Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Class A Ordinary Shares, regardless of our actual operating performance. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also exert influence on the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may exert influence on the market price of the Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of the Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us, our customers or our industry;

•        conditions in the injection molding products and molds businesses;

•        announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•        changes in the economic performance or market valuations of other injection molding products or molds companies;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•        additions to or departures of our senior management;

•        detrimental negative publicity about us, our management or our industry;

•        fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

•        sales or perceived potential sales of additional Class A Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Because our initial public offering price is higher than our net tangible book value per share, you will experience immediate and dilution.

If you purchase Class A Ordinary Shares in this offering, you will pay more for your Class A Ordinary Shares than the amount paid per share by our existing shareholders for their Class A Ordinary Shares. As a result, you will experience immediate and dilution of approximately $[•] per Ordinary Share, representing the difference between the initial public offering price of $[•] per Ordinary Share and our net tangible book value per Ordinary Share as of December 31, 2024, after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that any additional Class A Ordinary Shares are issued. See “Dilution” for a more complete description of how the value of your investment in the Class A Ordinary Shares will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if, following the date on which the dividend is proposed to be paid, our Company would be unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

Sales of Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Class A Ordinary Shares to decline. Immediately after the completion of this offering, we will have [        ] Class A Ordinary Shares outstanding, assuming the underwriters do not exercise their over-allotment option. All Class A Ordinary Shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of our executive officers and directors and any other shareholders holding 5% or more of our Class A Ordinary Shares as of the effective date of this prospectus have agreed not to sell our Class A Ordinary Shares for a period of 180 days from the closing of this offering. Class A Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Class A Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

On June 10, 2025, the Company borrowed $1,043,551 (RMB 7,500,000) under the six-year credit line agreement with Jiangsu Jiangyan Rural Commercial Bank Co. Ltd. in an aggregate principal amount not exceeding RMB37,833,800 (approximately $5.2 million) dated July 7, 2022 with an annual interest rate of 3.0%. The loan matures on April 15, 2028 and was collateralized by Company’s buildings. See — “Notes to Consolidated Financial Statements — Note 20 — Subsequent events” on page F-24. If we fail to repay the indebtedness under this loan when due, or if any event of default occurs under the relevant loan or mortgage contracts, the bank has the right to enforce its mortgage over the land and factory buildings, including by way of discounted purchase, auction or sale of the mortgaged assets. Because we rely on these land and factory buildings for our production and operations, enforcement of the mortgage could result in the loss of essential facilities, disrupt our manufacturing activities, and materially and adversely affect our business, financial condition and results of operations.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We will incur increased costs as a result of being a public company, and our management has no prior experience in managing and operating a public company and required to devote substantial time to compliance initiatives and reporting requirements associated therewith.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [ ], impose various requirements on the corporate governance practices of public companies. As a company with less than $1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay damages, which could exert influence on our financial condition and results of operations.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of December 31, 2024, our management identified certain material weaknesses relating to the Company’s lack of in-house accounting personnel with sufficient knowledge of U.S. GAAP and SEC reporting experiences. In order to address and resolve the foregoing material weakness, we plan to take certain remedial measures including (i) hiring internal qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our second annual report on Form 20-F after becoming a public company (i.e. beginning with our annual report for the fiscal year ending December 31, 2025). In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

If we are listed on the [ ] and our financial condition deteriorates, we may not meet continued listing standards on the [ ].

The [ ] also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our Class A Ordinary Shares are listed on the [ ] but are delisted from the [ ] at some later date, our shareholders could find it difficult to sell our Class A Ordinary Shares. In addition, if our Class A Ordinary Shares are delisted from the [ ] at some later date, we may apply to have our Class A Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the [ ]. In addition, if our Class A Ordinary Shares are not so listed or are delisted at some later date, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established clients and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are not so listed or are delisted from the [ ] at some later date or become subject to the penny stock regulations, it is likely that the price of our Class A Ordinary Shares would decline and that our shareholders would find it difficult to sell their shares.

We have not finally determined the use of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. We have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our Company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds” on page 53 of this prospectus.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares.

Based on the anticipated market price of our Class A Ordinary Shares in this offering and expected price of our Class A Ordinary Shares following this offering, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “United States Federal Income Tax Considerations”) holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including increased U.S. federal income tax liability and additional reporting requirements. The status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. Prospective U.S. Holders should note that, if we are determined to be a PFIC for any taxable year, we do not currently intend to prepare or provide the information that would enable investors to make a qualified electing fund election which, if available, would result in different (and generally, less adverse) U.S. federal income tax consequences under the PFIC rules.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. Holders who own our Class A Ordinary Shares if we were determined to be a PFIC, see “United States Federal Income Taxation Considerations — Passive Foreign Investment Company (“PFIC”).”

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding demand for and market acceptance of our products;

•        our expectations regarding our customer base;

•        our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

•        our ability to implement measures to address any material weaknesses that have been identified;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to retain effective intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” beginning on page 16 of this prospectus. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•        the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

All of our assets are located outside the United States. In addition, except for our director nominee, Mr. Sanjeev Pareek, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. Our Chairman, Mr. Chuangxuan Wang, Chief Executive Officer, Mr. Yangjie Wang, Chief Financial Officer, Ms. Caifeng Liu, and independent director nominees, Ms. Ailan Zhu and Mr. Li Cheng, are all nationals of the PRC. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or these persons who are not nationals of or located in the United States, or to enforce judgments obtained in the courts of the United States or other jurisdictions against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for shareholders to enforce judgments obtained in the courts the courts of the United States or other jurisdictions based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed [•] to receive service of process with respect to any action brought against us in the United States.

Service of Process and Enforcement of Civil Liabilities in Cayman Islands

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (a) recognize or enforce judgments of U.S. courts based on certain civil liability provisions of securities laws of the United States or any state in the United States; or (b) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will, in certain circumstances, recognize and enforce a foreign money judgment of a foreign court without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)     is given by a foreign court of competent jurisdiction;

(b)    imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)     is final;

(d)    is not in respect of taxes, a fine or a penalty; and

(e)     was not obtained by fraud; and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Service of Process and Enforcement of Civil Liabilities in the PRC

Han Kun Law Offices, our counsel as to PRC law, has advised us that (1) there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (2) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if it decides that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether, and on what basis, a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the Class A Ordinary Shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

USE OF PROCEEDS

Nintech estimates that it will receive net proceeds of $[•] from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by Nintech and based upon an assumed initial public offering price of $[•] per Class A Ordinary Share, which is the midpoint of the price range as set forth on the cover page [•] of this prospectus.

Nintech plans to use the net proceeds we receive from this offering for the following purposes:

Use of Proceeds	Estimated Amount of Net Proceeds (US$)	Percentage of the net proceeds
Upgrade and purchase of manufacturing equipment		30%
Expansion of manufacturing facilities		20%
Research and development		25%
General corporate purposes and working capital		25%

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. The above expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts of our actual expenditures may vary significantly from the above depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If any unforeseen event occurs or the business conditions change, we may use the proceeds of this offering differently from that described in this prospectus.

In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions. For those proceeds of this offering to be used in China, we will need to convert the proceeds from U.S. dollars to RMB by way of capital contributions or loans to our PRC subsidiaries. None of the proceeds of this offering can be loaned or contributed to our PRC subsidiaries without additional government registration or approval. Subject to satisfaction of applicable government registration and approval requirements, we may provide inter-company loans or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. The relevant registration or approval processes for capital contributions and loans may take weeks to complete. While we currently see no material obstacles to completing the registration or approval procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there are no statutory limits on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for its initial registered capital and increased registered capital, provided that our PRC subsidiaries complete the relevant necessary filing and registration procedures in accordance with the applicable laws and regulations. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries are permitted by the competent governmental authorities to adopt the traditional foreign exchange administration mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in the Notice of the People’s Bank of China (“PBOC”) on Full-coverage Macro-prudent Management of Cross-border Financing (the “PBOC Notice No. 9”), the risk-weighted outstanding amount of the loans, which based on the formula provided in the PBOC Notice No. 9, shall not exceed 350% (which may be varied due to the change of PRC’s national macro-control policy) of the net asset of the relevant PRC subsidiaries. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Therefore, we will adopt capital contributions or loans to our PRC subsidiaries in consideration of the available statutory limits set out above and other factors such as usage of the fund when using the proceeds to finance our business operations in the PRC.

DETERMINATION OF OFFERING PRICE

Since Nintech’s Class A Ordinary Shares are not listed or quoted on any exchange or quotation system, the offering price of Nintech’s Class A Ordinary Shares was determined by Nintech and the underwriter and is based on an assessment of Nintech’s financial condition and prospects, comparable companies with similar sizes and businesses currently traded on U.S. capital markets, and the general condition of the securities market. It does not necessarily bear any relationship to Nintech’s book value, assets, past operating results, financial condition or any other established criteria of value.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the Class A Ordinary Shares. That price is subject to change as a result of market conditions and other factors, including the depth and liquidity of the market for the Class A Ordinary Shares, investor perception of us and general economic and market conditions, and we cannot assure you that the Class A Ordinary Shares can be resold at or above the public offering price.

DIVIDEND POLICY

We are a holding company incorporated in the Cayman Islands. We may rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could exert influence on our ability to conduct our business” on page 35 of this prospectus.

As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to Nintech, and no dividends or distributions have been made to any investors by Nintech or any of its subsidiaries. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Please see the section entitled “Taxation” beginning on page 112 of this prospectus for information on the potential tax consequences of any cash dividends declared.

CAPITALIZATION

The following table sets forth Nintech’s capitalization as of December 31, 2024:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Class A Ordinary Shares by us in this offering at the assumed initial public offering price of $[•] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and the estimated offering expenses payable by Nintech.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” beginning on page 59 of this prospectus.

	December 31, 2024
	Actual	Adjusted
	US$	US$
Shareholders’ equity:
Class A Ordinary Shares, US$0.0001 par value, authorized 400,000,000 shares as of December 31, 2024; 16,360,415 shares issued and outstanding on actual basis on December 31, 2024, as adjusted to reflect the [ ] Class A Ordinary Shares issued and outstanding as of [•]	1,636	[•]
Class B Ordinary Shares, US$0.0001 par value, authorized 100,000,000 shares as of December 31, 2024; 4,690,000 shares issued and outstanding as of December 31, 2024	469
Additional paid-in capital	3,055,227	[•]
Statutory reserve	785,039
Retained earnings	6,280,302	[•]
Accumulated other comprehensive loss	(720,143)	[•]
Total Nintech shareholders’ equity	9,402,530

Indebtedness
Short-term loans – guaranteed	1,027,496
Short-term loans – unguaranteed	2,933,983
Other payables – related parties – unsecured	234,274
Total Indebtedness	4,195,753
Total capitalization	13,598,283

DILUTION

If you invest in Nintech’s Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the initial public offering price per Class A Ordinary Share and Nintech’s net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Nintech’s net tangible book value as of December 31, 2024 was approximately $8,554,889, or $0.41 per Ordinary Share. Net tangible book value represents the amount of Nintech’s total consolidated tangible assets, less the amount of Nintech’s total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Class A Ordinary Share and after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by Nintech. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

After giving further effect to Nintech’s sale of [    ] Class A Ordinary Shares in this offering at the assumed public offering price of $[    ] per Class A Ordinary Share, which is the midpoint of the price range set forth on the cover page [•] of this prospectus, and after deducting estimated offering expenses payable by Nintech, Nintech’s pro forma as adjusted net tangible book value as of [•] is $[    ], or $[    ] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share of $[    ] to our existing stockholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of $[    ] to new investors purchasing Class A Ordinary Shares in this offering.

The following table illustrates this dilution on a per Ordinary Share basis.

Assumed initial public offering price per Class A Ordinary Share	$	[ ]
Net tangible book value per Ordinary Share as of [•]	$	[ ]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Class A Ordinary Shares in this offering	$	[ ]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[ ]
Dilution per Ordinary Share to new investors in this offering	$	[ ]

An increase (decrease) in the assumed initial public offering price of Nintech’s Class A Ordinary Shares would increase (decrease) Nintech’s net tangible book value after giving effect to the offering assuming no change to the number of Nintech’s Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated expenses payable by Nintech.

To the extent that Nintech issues additional Class A Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on an as adjusted basis as of [December 31, 2024], the differences between existing shareholders and the new investors, the total consideration paid and the average price per Ordinary Share before deducting the estimated discounts to the underwriter and the estimated offering expenses payable by Nintech.

	Class A Ordinary Shares purchased			Total consideration				Average price per Ordinary Share
	Number	Percent		Amount		Percent
Existing shareholders	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
New investors	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
Total	[ ]	100.0%		$	[ ]	100.0%		$	[ ]

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Nintech is an exempted company with limited liability incorporated under the laws of the Cayman Islands on April 17, 2025 as a holding company, with no material operations of its own. We conduct our operations through our PRC operating subsidiary, Jiangsu Ningtai Mold Co., Ltd., which was formed in the PRC on August 23, 2012.

On May 6, 2025, the BVI Subsidiary was formed under the laws of BVI as a wholly-owned subsidiary of Nintech.

On June 2, 2025, the Hong Kong Subsidiary was formed under the laws of Hong Kong as a wholly-owned subsidiary of the BVI Subsidiary.

On August 12, 2025, Nintech WFOE was formed under the laws of the PRC as a wholly-owned subsidiary of the Hong Kong Subsidiary.

On September 29, 2025, the PRC operating subsidiary conducted an increase of registered capital, and Nintech WFOE subscribed the increase of the equity interest of the PRC operating subsidiary. As a result of the subscription, the PRC operating subsidiary became a subsidiary of Nintech WFOE and Nintech WFOE owns 90% of the equity interest of the PRC operating subsidiary. Mr. Changxuan Wang, our Chairman, and Mr. Yangjie Wang, our Chief Executive Officer, respectively own 7.03% and 2.97% of the remaining equity interest of the PRC operating subsidiary, which are expected to be transferred to Ninech WFOE by January 2026.

As of the date of this prospectus, Nintech, the BVI Subsidiary, the Hong Kong Subsidiary, and Nintech WFOE do not have any substantive business operations.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for fiscal years ended December 31, 2024 and 2023 and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and elsewhere in this prospectus. See “Disclosure Regarding Forward-Looking Statements.” All amounts included in the fiscal years ended December 31, 2024 and 2023 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this prospectus. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are a holding company incorporated in the Cayman Islands with no business operations. Jiangsu Ningtai Mold Co., Ltd. (“Ningtai Mold”) is our subsidiary, incorporated under the laws of the People’s Republic of China (“PRC” or “China”) on August 23, 2012. We are a developer and supplier of injection molding products and customized molds in China. We are committed to providing customers with comprehensive injection molding products and customized injection molds and services, covering mold design and development, mold production, injection molding, mold repair and processing services.

We provide a wide variety of products. Our main products include (i) injection molding products that are components primarily used in electrical appliances, automobile, and pressure die casting manufacturing industries and (ii) customized injection molds used for producing automobile column and electrical appliances components. We have a series of advanced production equipment and high-precision testing instruments to ensure the quality of our products. Our mold development and production process are supported by our technical team with professional knowledge and extensive experience in mold manufacturing industry. We establish and maintain relationships with our key customers and have sourced raw materials from a large number of suppliers while developing systematic strategies to monitor price fluctuations. We believe our high-quality products are important to the accuracy and efficiency of our customers’ manufacturing processes and we strive to improve our technical level and product quality to solidify our position in mold manufacturing industry.

We generate our revenues from product sales and services. Product sales revenues are generated through sales of products to customers and services revenues primarily consist of mold repair or processing services. Our total revenues for the year ended December 31, 2024 were approximately $15.5 million, which represents an increase of $4.6 million, or 41.4%, from total revenues of approximately $11.0 million for the year ended December 31, 2023. Product sales revenues represented 97.7% and 96.6% of total revenues for the years ended December 31, 2024 and 2023, respectively. The gross profit for the year ended December 31, 2024 was approximately $3.3 million, representing an increase of $1.6 million, or 95.4%, from approximately $1.7 million for the year ended December 31, 2023. The net income for the years ended December 31, 2024 and 2023 was approximately $1.7 million and $1.1 million, respectively.

Key Factors Affecting Results of Operations

Our business, financial condition and results of operations have been and are expected to continue to be, affected by a number of general factors affecting the mold industry in general, including without limitation:

•        China’s overall economic growth and development;

•        the development of China’s mold industry and policy of China’s mold industry;

•        the development of China’s household appliance mold industry;

•        the development of China’s automotive injection mold industry; and

•        the development of China’s home appliance industry and automotive industry.

Any unfavorable changes on these general industry conditions could affect demand for our products and services and materially affect our results of operations. While our business is affected by general factors affecting the mold industry, specifically the household appliance mold industry and automotive injection mold industry, we believe our results of operations are affected by a number of company specific factors, including the key factors as discussed below.

The ability to retain customers and the ability to increase average revenue per customer

A significant amount of our revenue is highly dependent on our ability to retain and increase customers, especially those major customers. As of the years ended December 31, 2024 and 2023, we had approximately 60 and 57 customers, respectively. The average products revenue per customer were approximately $0.3 million and $0.2 million for the fiscal years ended December 31, 2024 and 2023, representing a 35.8% increase. Approximately 83.4% and 86.2% of products revenue were generated by our five largest customers which are internationally renowned electrical appliance manufacturing companies for the fiscal years ended December 31, 2024 and 2023, respectively. We have maintained long-term relationships with the major customers with a growth of average revenue year to year and expect to continue improving the revenues generated by the major customers in future periods. The close relationships with these major customers demonstrate our strengths in technical capabilities and product quality. Our management team monitors the number of existing and new customers as indicators of the growth of the overall business. Our ability to increase customers, average revenue per customer and retention rate will depend on our ability to continue to enhance the quality of products and services provided to customers. We expect that retention rates will remain stable in the long term as we continue to build stable cooperation relationship with the customers.

The ability to secure supply and control costs

The key raw materials we purchase from our suppliers include plastic resins, plastic components, steel plates, mold frame and hot runner. The cost of raw materials represents a significant portion of our total cost of revenues.

We have developed relationships with approximately 223 suppliers as of the year ended December 31, 2024, many of which are long-standing. The five largest suppliers, accounting for approximately 6.6%, 6.5%, 5.7%, 4.9% and 4.2% of the purchases during the year ended December 31, 2024, respectively. The five largest suppliers, accounting for approximately 10.1%, 8.6%, 5.4%, 3.7% and 3.5% of the purchases during the fiscal year ended December 31, 2023, respectively.

These supplier relationships provide us with reliable access to inventory and the ability to deliver a diverse product offering cost-effectively. We maintain multiple suppliers for a substantial number of our products, thereby limiting the risk of product shortage for customers. We seek to establish more collaborative and mutually beneficial relationships with our suppliers.

Fluctuations in exchange rates could affect the results of operations

The functional currency of our operating entity is RMB. As a result, our operating subsidiary is exposed to foreign exchange risk as the subsidiary’s results of operations may be affected by fluctuations in the exchange rate between USD and RMB. If the RMB appreciates against the USD, the value of our subsidiary’s RMB revenues, earnings, and assets as expressed in our subsidiary’s USD financial statements will decline. For the years ended December 31, 2024 and 2023, the average exchange rate was 7.1957 and 7.0809, respectively. The average exchange rate of RMB depreciated against USD by 1.6% for the year ended December 31, 2024 compared to the average exchange rate for the year ended December 31, 2023.

Impact of COVID-19

In January 2020, the World Health Organization declared the COVID-19 virus an international pandemic. The virus spread throughout the world during the beginning of March 2020. During March 2020, multiple countries went into a national enforced shut down. These lockdowns put a huge strain on the world economy and on companies around the world. Given the rapidly expanding nature of the COVID-19 pandemic and the concentration of substantially all of our operations and employees in China, the outbreak affected our business, especially our supply chains, which resulted in impacts on our operating results and financial positions in 2022 and 2021. Since March 2023, the COVID-19 pandemic has subsided, and it no longer has a materially adverse impact on our financial performance. Although we are currently fully functional, potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

Impact of initial public offering

After successful being a new public company, we will be subject to increased operating costs related to Ningtai’s listing on [ ] and compliance with periodic reporting requirements with the SEC. For example, the annual audit expenses, the legal service expenses and related consulting service expenses will increase our operating costs.

Results of Operations:

The year ended December 31, 2024 compared to the year ended December 31, 2023

The following table summarizes our consolidated results of operations for the years ended December 31, 2024 and 2023.

	For the Years Ended December 31,		Changes
	2024	2023	Amount	%
	USD (Audited)	USD (Audited)	USD
Revenues	15,548,517	10,992,897	4,555,620	41.4%
Cost of revenues	(12,287,882)	(9,324,243)	2,963,639	31.8%
Gross profit	3,260,635	1,668,654	1,591,981	95.4%
Selling expenses	(331,077)	(264,306)	66,771	25.3%
General and administrative expenses	(1,220,894)	(736,599)	484,295	65.7%
Income from operations	1,708,664	667,749	1,040,915	155.9%
Other income, net	345,585	545,830	(200,245)	(36.7)%
Income before income taxes	2,054,249	1,213,579	840,670	69.3%
Provision for income taxes	309,016	101,551	207,465	204.3%
Net income	1,745,233	1,112,028	633,205	56.9%

Revenues

Our total revenue increased by approximately $4.5 million or 41.4% from approximately $11.0 million for the year ended December 31, 2023 to approximately $15.5 million for the year ended December 31, 2024, mainly due to an increase in products revenue of approximately $4.6 million.

The breakdown of revenues for the years ended December 31, 2024 and 2023, respectively, is summarized below:

	For the Years Ended December 31,		Changes
	2024	2023	Amount	%
	USD (Audited)	USD (Audited)	USD
Revenues
Products – Injection molding products	10,544,961	7,510,804	3,034,157	40.4%
Products – Customized injection molds	4,642,551	3,111,765	1,530,786	49.2%
Products revenue	15,187,512	10,622,569	4,564,943	43.0%
Services revenue	361,005	370,328	(9,323)	(2.5)%
Total revenues	15,548,517	10,992,897	4,555,620	41.4%

We principally engage in the business in production and wholesale of injection molding products and customized injection molds. We sell our products mainly to manufacturers in electrical appliances, automobile, and pressure die casting manufacturing industry. We recognize product revenue when control of the products is passed to customers. We also provide mold repair or processing services to our customers.

Product revenue increased by approximately $4.6 million, or 43.0%, for the year ended December 31, 2024 compared to product sales for the year ended December 31, 2023. The increase of product revenue includes: i) an increase in product revenue of injection molding products of approximately $3.0 million attributed to a 4.4% increase in average unit price and a 34.5% increase in quantity of injection molding products sold following the development and demand growth of the home appliance industry, and ii) an increase in product revenue of customized injection molds of approximately $1.5 million attributed to a 2.8% increase in average unit price and a 45.2% increase in quantity of customized injection molds sold following the development and demand growth of the home appliance industry while we actively developed new customers which drove an increase in customer number.

For the year ended December 31, 2024, services revenue slightly decreased by $9,323, or 2.5%, compared to the year ended December 31, 2023. The mold repair or processing service is usually performed on customer’s request and charged at a case-based fees pursuant to the terms set forth in our contracts or purchase orders with customers.

Cost of Revenues

Our cost of revenues consists of cost of product sales and cost of services. Cost of products mainly consists of cost to manufacture products, primarily includes the cost to purchase raw materials, direct labor, overhead including the related depreciation of production machinery and equipment and factory, and other related costs that are attributable to production. Cost of services primarily consists of materials consumptions, labor costs and other costs associated with mold repair or processing services.

Our breakdown of cost of revenues for the years ended December 31, 2024 and 2023, respectively, is summarized below:

	For the Years Ended December 31,		Changes
	2024	2023	Amount	%
	(Audited) USD	(Audited) USD	USD
Cost of revenues
Products – Injection molding products	8,613,657	6,667,700	1,945,957	29.2%
Products – Customized injection molds	3,417,440	2,373,314	1,044,126	44.0%
Cost of products revenue	12,031,097	9,041,014	2,990,083	33.1%
Cost of services revenue	256,785	283,229	(26,444)	(9.3)%
Total cost of revenues	12,287,882	9,324,243	2,963,639	31.8%

Our cost of products revenue increased by approximately $3.0 million, or 33.1%, for the year ended December 31, 2024 compared to cost of product revenue for the year ended December 31, 2023. The increase in cost of products was mainly due to increase in products revenue.

For the year ended December 31, 2024, cost of services revenue decreased by $26,444, or 9.3%, compared to the year ended December 31, 2023.

Gross Profit

Our gross profit increased by approximately $1.6 million, or approximately 95.4%, from approximately $1.7 million for the year ended December 31, 2023 to approximately $3.3 million for the year ended December 31, 2024. Our overall gross margin for the years ended December 31, 2024 and 2023 was 21.0% and 15.2%, respectively.

Our breakdown of gross profit and gross margin for the years ended December 31, 2024 and 2023, respectively, are summarized as below:

	For the Years Ended December 31,		Changes
	2024	2023	%
	(Audited) USD	(Audited) USD
Gross margin
Products – Injection molding products	18.3%	11.2%	63.2%
Products – Customized injection molds	26.4%	23.7%	11.2%
Gross margin for products revenue	20.8%	14.9%	39.6%
Gross margin for services revenue	28.9%	23.5%	22.7%
Total gross margin	21.0%	15.2%	38.2%

The gross margin for products revenue was 20.8% and 14.9% for the years ended December 31, 2024 and 2023, respectively. The increase in gross margin of product revenue was mainly due to the increased revenue while we were able to control costs with volume purchasing benefit and able to increase production capacity with fixed labor and overhead costs. The gross margin for services revenue was 28.9% and 23.5% for the years ended December 31, 2024 and 2023, respectively. The increase in gross margin of service revenue was mainly attributed to our cost saving in materials consumptions on mold repair services.

Operating Expenses

For the year ended December 31, 2024, we incurred operating expenses of approximately $1.6 million, an increase of approximately $0.6 million, or approximately 55.1%, compared to approximately $1.0 million for the year ended December 31, 2023.

Selling expenses increased by approximately $67,000, or 25.3%, from approximately $0.3 million for the year ended December 31, 2023 to approximately $0.3 million for the year ended December 31, 2024. The increase was primarily due to an increase in shipping expense of approximately $50,000 as a result of increased sales orders.

General and administrative expenses increased by approximately $0.5 million, or 65.7%, from approximately $0.7 million for the year ended December 31, 2023 to approximately $1.2 million for the year ended December 31, 2024. The increase was primarily due to increase in salaries and benefits, provision for credit losses and IPO service fees.

Other income, net

Net other income decreased by approximately $0.2 million, or 36.7%, from approximately $0.5 million for the year ended December 31, 2023 to approximately $0.3 million for the year ended December 31, 2024. Other income mainly consists of financial expenses and subsidy income. Financial expenses are mainly interest expenses for loans and note receivables. Subsidy income is mainly income from governments for supporting local businesses with specific policies promoted by the local government such as hiring of employees with disability. The amount of subsidy income is determined at the discretion of the relevant government authorities. There are no further conditions to be met, and the subsidy is recorded when received. The decrease of net other income was primarily due to a decrease of approximately $0.2 million in subsidy income for the year ended December 31, 2024.

Provision for income taxes

Income tax expense increased by approximately $0.2 million or 204.3% from approximately $0.1 million income tax expense for the year ended December 31, 2023 to approximately $0.3 million income tax expense for the year ended December 31, 2024 as a result of increased current income tax provision attributed to increased taxable income. Income tax also increased due to increased deferred tax as a result of the Company’s election to take accelerated depreciation on newly purchased equipment and tools. Our effective tax rate was 15.0% and 8.4% for the years ended December 31, 2024 and 2023, respectively. The increase in effective tax rate was mainly due to a decrease in deductions for additional disability salary and tax refunds from hiring of employees with disability for the year ended December 31, 2024.

Net income

As a result of the combined effect of the above factors, our net income for the year ended December 31, 2024 increased by approximately $0.6 million or approximately 56.9%, from a net income of approximately $1.1 million for the year ended December 31, 2023 to a net income of approximately $1.7 million for the year ended December 31, 2024.

Critical Accounting Policies and Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires our management to make assumptions, estimates, and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. The Company has identified certain accounting policies that are significant to the preparation of the Company’s financial statements. These accounting policies are important for an understanding of the Company’s financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of the Company’s financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While the Company’s significant accounting policies are described in more detail in Note 2 to consolidated financial statements included elsewhere in this prospectus, there were no critical accounting policies that affect the preparation of financial statements. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

Estimates are used when accounting for items and matters including the critical accounting estimates as follows:

Allowance for credit losses

Allowance for credit loss represents management’s best estimate of probable losses inherent in the portfolio. Commencing January 1, 2023, we adopted ASC 326, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

We considered various factors, including nature, historical collection experience, the age of the accounts balances including notes receivable, accounts receivable, contract assets and other receivables, credit quality and specific risk characteristics of the customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. Our management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Financial assets are presented net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of income and comprehensive income (loss). Write-offs are recorded in the period in which the asset is deemed to be uncollectible.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and restricted cash of approximately $0.2 million. Our working capital was approximately $5.8 million as of December 31, 2024. In assessing our liquidity, we monitor and analyses our cash-on-hand and operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt financings, and capital contributions from our existing shareholders.

We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand at the time, we may seek to obtain bank loans, third-party loans and related-party loans, or obtain credit facilities. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We have the obligation to bear credit risk for certain financing transactions. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes the key components of our cash flows for the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
	2024	2023
	USD	USD
Net cash provided by operating activities	415,780	1,238,377
Net cash used in investing activities	(662,082)	(828,151)
Net cash used in financing activities	(65,181)	(1,725,815)
Effect of exchange rate on cash and restricted cash	(6,002)	(48,602)
Change in cash and restricted cash	(317,485)	(1,364,191)
Cash and restricted cash, beginning of year	468,034	1,832,225
Cash and restricted cash, end of year	150,549	468,034

Operating activities

Net cash provided by operating activities for the year ended December 31, 2024 of $0.4 million was primarily attributable to a net income of approximately $1.7 million with non-cash expenses of approximately $0.9 million. Cash outflow was mainly due to an increase in accounts and notes receivable of approximately $2.3 million due to increased products revenue which we normally give a credit term of 30 to 180 days to our customers.

Net cash used in operating activities for the year ended December 31, 2023 of $1.2 million was primarily attributable to a net income of approximately $1.1 million with non-cash expenses of approximately $0.6 million. Cash inflow was partially offset by an increase in inventories of approximately $0.6 million due to increased inventory purchase volume.

Investing activities

Cash used in investing activities for the year ended December 31, 2024 was approximately $0.7 million for purchases of property, plant and equipment.

Cash used in investing activities for the year ended December 31, 2023 was approximately $0.8 million for purchases of property, plant and equipment.

Financing activities

Cash used in financing activities for the year ended December 31, 2024 was approximately $65,000 which consisted of repayments of bank loans of approximately $3.0 million, repayments of borrowings from related parties of approximately $1.6 million, repayments to bank notes payable of approximately $1.1 million and payments of deferred IPO costs of approximately $0.2 million. The cash used in financing activities was offset by proceeds from bank loans of approximately $4.4 million, proceeds from borrowings from related parties of approximately $0.9 million and capital invested by shareholders of approximately $0.5 million.

Cash used in financing activities for the year ended December 31, 2023 was approximately $1.7 million which mainly consisted of repayments of bank loans of approximately $4.4 million, repayments to bank notes payable of approximately $2.3 million and repayments of borrowings from related parties of approximately $0.3 million. The cash used in financing activities was offset by proceeds from bank loans of approximately $2.6 million, proceeds from bank notes payable of approximately $2.3 million and proceeds from borrowings from related parties of approximately $0.3 million.

Transfer of cash within the Company’s organization

Our ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of the foregoing restrictions, the PRC entity is restricted in its ability to transfer its assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entity from transferring funds to the Company in the form of dividends, loans and advances.

For the years ended December 31, 2024 and 2023, there were no internal transfers between Nintech and its subsidiaries. We plan to retain our PRC operating subsidiary’s retained earnings to continue growing our business. No dividends or distributions have been declared or paid to Nintech from its subsidiaries, and no dividends or distributions were made to any U.S. investors.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect our liquidity, capital resources, market risk support, and credit risk support, or other benefits.

Internal Control over Financial Reporting

Prior to the completion of this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. We have identified “material weaknesses” and other control deficiencies in our internal control over financial reporting. Auditing Standard No. 5, published by the PCAOB, defines a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Such material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: including (i) hiring internal qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors — Risks Related to This Offering and the Class A Ordinary Shares — If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.07 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Quantitative and Qualitative Disclosures about Market Risks

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial condition or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain our current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. Our exposure to interest rate risk arises mainly from our interest-bearing financial liabilities. We have short-term banking outstanding. Although interest rates for our short-term loans are about fixed for the terms of the loans, the terms are typically twelve months, and interest rates are subject to change upon renewal. We periodically review the liabilities and monitor interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. We do not utilize interest rate derivatives to minimize our interest rate risk.

Foreign Exchange Risk

The functional currency of our PRC operating subsidiary is RMB. As a result, our PRC operating subsidiary is exposed to foreign exchange risk as the subsidiary’s results of operations may be affected by fluctuations in the exchange rate between USD, and RMB. If the RMB appreciates against the USD, the value of the subsidiary’s RMB revenues, earnings, and assets as expressed in the subsidiary’s USD financial statements will decline. The subsidiary has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

INDUSTRY OVERVIEW

General Development of the Mold Industry

The Role and Importance of Molds

Molds are fundamental industrial tools made from metal, non-metal, and other materials through specialized equipment. They serve as forming tools for the mass production of specific components or products and are an indispensable part of the manufacturing industry.

Due to the advantages of mold forming, such as high production efficiency, strong consistency, low energy and material consumption, and the ability to achieve high precision and complex shapes, molds are widely used across various manufacturing sectors, including machinery, automotive, electronics, home appliances, information technology, aerospace, light industry, defense, transportation, construction materials, medical, biotechnology, and energy.

For instance, 95% of automotive parts and 90% of home appliance components are produced using molds, and in industries such as consumer electronics and electrical equipment, around 80% of parts also rely on mold-based manufacturing.

The level of mold design and manufacturing directly determines the production efficiency, machining accuracy, cost, and service life of these components. To a certain extent, the development of the mold industry is an important indicator of a country’s manufacturing capabilities. It plays a critical role in ensuring product quality and profitability, facilitating new product development, and supporting national economic growth, defense modernization, and high-end technical services. As such, the mold industry is often referred to as the “Mother of All Industries.”

Main Categories of Molds

Molds come in a wide variety of types and can be categorized based on the materials they process and the specific forming technologies they use. Common types include stamping molds, plastic molds, casting molds, forging molds, rubber molds, powder metallurgy molds, wire drawing molds, and inorganic material forming molds.

According to data from the China Die & Mould Industry Association, plastic molds account for 45% of China’s total mold sales, stamping molds make up 37%, and casting molds comprise 9%, making these the three dominant categories in the market.

We specialize in plastic molds and casting molds. The key characteristics, manufacturing processes, and application fields of these mold types are as follows:

Mold Type	Plastic Molds	Stamping Molds	Casting Molds
Varieties	Injection molds, blow molds, extrusion molds, thermosetting plastic molds, etc.

Classified by process: blanking molds, bending molds, drawing molds; classified by complexity: single-step molds, compound molds, progressive molds, transfer molds; classified by temperature: cold/hot stamping molds.

Classified by mold type: sand casting molds, metal casting molds; metal casting molds further divided by pressure: gravity molds, low-pressure molds, die-casting molds.
Process	Injection molding, compression molding, blow molding, etc.	Sheet metal stamping	Metal casting and non-ferrous metal pressure casting processes.
Lifespan	Approximately 1 million cycles	Approximately 1 million cycles	Approximately 150,000 cycles
Products	Injection-molded parts, blow-molded parts, etc.	Metal stamped parts	Metal cast parts
Applications	Automotive interiors/exteriors, fuel tanks, home appliances, consumer electronics, etc.	Automotive body panels, structural parts	Automotive engines, transmissions, wheels, housings, etc.

Overview and Market Size of China’s Mold Industry

China’s mold industry began to take shape in the 1970s. In its early stages, mold operations typically functioned as auxiliary departments within enterprises, which significantly limited their development. It was not until 1987 that molds were officially classified as products and included in the catalog of electromechanical products.

After more than 30 years of development, driven by strong domestic demand from the manufacturing sector, a comparative advantage in labor costs, and the accumulation of technical expertise, China’s mold manufacturers have steadily improved their R&D and production capabilities.

Today, the mold industry has evolved into a fundamental part of China’s manufacturing sector and is widely applied across a broad range of industries, including machinery, automotive, electronics, home appliances, information technology, aerospace, light industry, defense, transportation, building materials, medical, biotechnology, and energy. In particular, over 90% of components in industries such as automotive and home appliances (with automotive exceeding 95%) are produced using molds. The development of the mold industry has propelled the rapid growth of these downstream sectors, while their expansion, in turn, has fueled the continued advancement and global competitiveness of China’s mold industry.

•        Market Size of China’s Mold Industry

Driven by the rapid development of the automotive, electronics, home appliances, building materials, and machinery industries, China’s mold industry has experienced significant growth. The main business revenue of China’s mold manufacturing sector increased from RMB 163.988 billion in 2011 to RMB 363.3 billion in 2024.

•        China’s Mold Import and Export Overview

Since 2009, China has remained a net exporter of mold products. According to statistics from the China Die & Mould Industry Association, China’s total mold import and export volume reached USD 9.7 billion in 2024. Among this, imports totaled USD 1 billion, representing a year-on-year decrease of approximately 5%, while exports reached USD 7.9 billion, up about 4.8% year-on-year.

Market Size and Growth Trends of the Household Appliance Mold Industry

China’s home appliance mold industry is expected to see steady growth during the 2025 – 2030 period, with market size projected to increase from approximately RMB 45 billion in 2025 to around RMB 65 billion in 2030, reflecting a compound annual growth rate (CAGR) of about 7.5%. This growth is mainly driven by the ongoing upgrading of the home appliance industry, increasing demand for smart products, and the steady recovery of export markets.

From a segmentation perspective, it is expected that injection molds will continue to dominate, accounting for over 60% of the market, primarily used in the production of structural components for large appliances such as refrigerators and washing machines. Meanwhile, stamping molds and die-casting molds are showing rapid growth in the small appliance and high-end appliance segments.

The industry’s technological trajectory is clearly oriented toward intelligent and digital manufacturing, with the proportion of mold enterprises adopting smart manufacturing technologies expected to rise from 30% in 2025 to over 50% by 2030. The widespread use of industrial internet platforms and AI-assisted design systems is set to significantly improve production efficiency and precision while reducing labor costs.

In parallel, green manufacturing is gaining traction. The usage rate of eco-friendly materials is projected to rise from 40% in 2025 to 65% in 2030. The application of lightweight designs and recyclable mold technologies will help further cut carbon emissions.

Regionally, the Yangtze River Delta and Pearl River Delta remain the industry hubs, jointly accounting for over 70% of the market. However, under policy support, central and western China are emerging as new clusters, with mold industry parks in provinces like Henan and Sichuan rapidly developing and expected to contribute over 15% of new production capacity in the next five years.

In terms of competition, the industry is becoming increasingly polarized. Leading enterprises are expanding their scale advantage through mergers and acquisitions, with the market share of the top five companies projected to increase from 28% in 2025 to 35% by 2030. Meanwhile, small and medium-sized enterprises are focusing on niche markets and differentiated competition, gaining competitive edges in areas like precision molds and fast-response services.

The export market is emerging as a key growth driver. With the deepening implementation of trade agreements such as Regional Comprehensive Economic Partnership, a free trade agreement among 15 Asia-Pacific countries, China’s market share of home appliance molds in Southeast Asia is expected to grow from 25% in 2025 to 35% by 2030. At the same time, exports to high-end markets in Europe and the U.S. will see a more than 20% increase in added value.

On the policy front, initiatives such as China’s 14th Five-Year Plan for Smart Manufacturing and the dual-carbon (carbon peak and neutrality) goals will continue to push industry transformation and upgrading. The government is also expected to introduce more special funds to support technological upgrades in mold enterprises.

Risks remain in the form of raw material price fluctuations and talent shortages. The cost of key materials like steel accounts for about 40% of total production costs, while the talent gap for skilled technical professionals is expected to reach approximately 80,000 by 2030.

In summary, over the next five years, it is expected that the home appliance mold industry in China is poised for high-quality development, driven by both technological innovation and market expansion.

Development of the Automotive Injection Mold Industry

Development Overview

In automotive manufacturing, injection molds are critical tools used to produce parts such as the body, interior, and exterior components. They play an essential role in the production process. According to statistics, approximately 500 sets of automotive injection molds are required for a new car model. In countries with advanced automotive industries, injection molds account for 60% of all automotive molds. In contrast, the current degree of automotive lightweighting in China remains relatively low, with injection molds accounting for less than 40%, significantly lower than the 60% level abroad. However, this also indicates significant growth potential for injection molds in the domestic automotive industry.

With the rapid development of the global automotive sector, accelerated new model development cycles, and particularly the rising adoption of new energy vehicles (NEVs), the automotive injection mold industry is presented with growth opportunities, including:

•        Market Drivers

With increasingly stringent global emission and fuel consumption regulations, reducing vehicle weight has become an urgent target. This trend has expanded the application of plastic materials in automotive manufacturing, which in turn boosts the demand for automotive injection molds. In 2024, China’s automobile production and sales reached 31.282 million and 31.436 million units, up 3.7% and 4.5% year-on-year, respectively, maintaining its position as the world’s largest auto market for 16 consecutive years. This creates significant development potential for the injection mold industry. As of January 2025, the total market value of China’s automotive injection mold sector has exceeded RMB 50 billion and is expected to maintain high-speed growth in the coming years.

According to the Energy-saving and New Energy Vehicle Technology Roadmap published by the China Society of Automotive Engineers, by 2030, the curb weight of NEVs is expected to be 40% lower than in 2015, and plastic parts will be key to achieving this weight reduction. As a result, the automotive plastic components market will expand, further driving the growth of the injection mold industry.

•        Technological Advancements

The technical level of the automotive injection mold industry is also steadily improving. The introduction of new materials and new processes is driving transformation. For example, the use of spray molding technology has greatly improved the surface quality of injection-molded parts, enhancing product appearance. Meanwhile, the adoption of new materials improves mold strength and wear resistance, increasing product durability.

•        Government Policy Support

The government places high importance on the mold industry and has issued a series of supportive policies aimed at accelerating industry transformation and improving the overall level of China’s manufacturing sector. These policies provide strong institutional support for the development of the automotive injection mold industry.

However, despite these promising opportunities, the industry is also facing intensifying competition. Only companies that continue to improve product quality and technological capabilities can remain competitive. Additionally, sustainable development poses new challenges, especially concerning environmental protection and energy consumption.

In summary, 2025 is a year of both challenges and opportunities for the automotive injection mold sector. With continued technological progress and market expansion, the industry is expected to maintain a healthy growth trajectory in the years to come.

Development Trends

The future development of the automotive injection mold industry will be influenced by multiple factors, including technological progress, market demand, environmental regulations, and global automotive industry trends. Key trends are as follows:

•        Technological Advancements — Digitalization and Intelligent Manufacturing

Digital and smart manufacturing are becoming key directions for the industry. Recent years have seen a significant leap in the technological level of the mold industry. Advanced technologies such as Computer-Aided Design (CAD)/Computer-Aided Engineering (CAE)/Computer-Aided Manufacturing (CAM) integration, 3D design, high-speed machining, rapid prototyping, virtual simulation, robotics, intelligent manufacturing, and network technologies are widely applied in the design, R&D, and production of molds.

With the deeper application of digital technology, mold design, manufacturing, and inspection will become more precise and efficient. Smart manufacturing will also enhance automation levels, reduce production costs, and improve product quality.

•        Market Demand Driving Innovation

As the automotive industry continues to grow and consumer expectations rise, downstream manufacturers are placing greater emphasis on high quality, low cost, and short development cycles. Molds are expected to become larger, more precise, and more complex, while being produced more efficiently and economically. The NEV segment, in particular, places higher demands on lightweighting, energy efficiency, and environmental friendliness, creating more demand for high-performance injection molds. This will further push the mold industry toward higher technical standards and shorter production cycles, while also encouraging progress in digitalization, automation, and refinement.

•        Environmental Regulations

Increasing attention to environmental issues worldwide is prompting the injection mold industry to adopt greener materials and processes, aiming to reduce pollution and promote sustainable development.

•        Global Automotive Industry Impact

As the global automotive market continues to expand and become more competitive, the injection mold industry must continuously improve its technical and innovation capabilities to meet evolving demands.

•        Information-Based and Scientific Management

Management modernization is another key trend. Enterprises are increasingly adopting advanced information systems such as ERP (Enterprise Resource Planning), MES (Manufacturing Execution Systems), and PLM (Product Lifecycle Management). These tools improve process efficiency, resource utilization, and execution, supporting just-in-time production and lean manufacturing, which in turn increases precision and overall efficiency.

In conclusion, the automotive injection mold industry is moving toward a future characterized by digitalization, intelligence, environmental sustainability, and high precision. As the global automotive sector evolves and market demands shift, this industry will continue to face both significant opportunities and challenges.

Overview of the Development of Customer Industries

The Company primarily engages in the production, and sales of injection-molded components, assembled parts, and injection molds for household appliances, automobiles, and medical devices. Its downstream customers mainly include manufacturers of refrigerators, washing machines, televisions, air conditioners, and automobiles. As such, the market demand and development direction for the Company’s products are closely tied to the market size and growth trends of the home appliance and automotive industries.

Development Overview of the Home Appliance Industry

Home appliances have become essential to modern life and work, creating more comfortable living conditions and offering diverse entertainment options. Broadly, home appliances are divided into major (large) appliances and small appliances, with major appliances including products such as refrigerators, televisions, air conditioners, and washing machines. The Company’s products are primarily used in the production of core structural components and decorative exterior parts for major appliances like refrigerators, serving as essential structural and appearance elements in home appliances.

China’s national economy has maintained rapid growth during recent years, and the home appliance industry has emerged as a key pillar of the national economy. Supported by a series of domestic demand-stimulating policies, such as “Home Appliances to the Countryside,” “Trade-In Programs,” and “Energy-Saving Subsidies,” China’s home appliance industry has achieved significant and rapid development.

In recent years, the industry has made substantial progress in intelligent transformation, energy efficiency, and environmental protection, reaching important milestones. It continues to play a vital role in stimulating domestic demand, creating employment, generating foreign exchange through exports, and optimizing resource allocation.

Leading domestic brands such as Haier, Midea, Hisense, and Gree have gradually built strong market positions. The competitiveness of Chinese-made home appliances continues to improve, and the country has effectively replaced imported home appliance products with domestic alternatives.

The operating income of China's household appliance industry from 2015 to 2024
2.50
2.00
1.50
1.00
0.50
0.00
1.41
1.46
1.51
1.60
1.60
1.48
1.73
1.75
1.84
1.95
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Operating income (trillion yuan)

Data source: Ministry of Industry and Information Technology of the People’s Republic of China, and China Household Electrical Appliances Association

As China gradually becomes a global manufacturing hub and a major consumer market, industries such as home appliances, automobiles, and electric motors have seen rapid development, driving a surge in demand for related components. Many multinational companies, while relocating complete product manufacturing to China, have also shifted their supporting factories to the country, leading to a year-on-year increase in domestic procurement of components. Against this backdrop, the specialized components industry serving the home appliance sector has grown rapidly.

The home appliance component manufacturing industry is a critical part of the home appliance sector and forms the foundation of the broader machinery manufacturing industry. Its level of development reflects the competitiveness of China’s manufacturing process technologies. The industry primarily involves core components for traditional major appliances such as televisions, air conditioners, refrigerators, and washing machines. These components include compressors, motors, injection-molded parts, and structural components, which are widely applied.

Although the production processes and application scenarios vary across different components, most are produced as supporting parts for downstream appliance manufacturers. Thus, the development and market size of the component industry are largely influenced by fluctuations in the downstream home appliance market — particularly in the major appliance segment, where component costs account for a significant share of total manufacturing costs, and the quality of these components directly affects the overall quality of the end products.

In 2024, China’s home appliance industry achieved remarkable results, with both revenue and profits continuing to grow. According to data from the National Bureau of Statistics, the industry’s total main business revenue reached RMB 1.95 trillion, approaching the RMB 2 trillion mark, representing a year-on-year increase of 5.6%. Total profit reached RMB 173.7 billion, up 11.4% year-on-year.

Boosted by supportive government policies and a steady recovery in international markets, both domestic sales and exports in the home appliance sector experienced positive growth. Data from the National Bureau of Statistics shows that in 2024, retail sales of household appliances and audiovisual products by enterprises meeting the reporting criteria exceeded RMB 1 trillion, growing 12.3% compared to the previous year. This figure surpassed the previous peak of RMB 945.4 billion in 2017, setting a new historical high.

In overseas markets, demand remained strong, and Chinese home appliance companies seized the opportunity to expand exports. According to customs data, China’s home appliance exports reached USD 112.4 billion in 2024, marking a 14% year-on-year increase and setting another record high.

Development Overview of the Automotive Industry

According to statistics from the Ministry of Public Security, the total number of motor vehicles in China reached 453 million in 2024, including 353 million automobiles. As of the end of 2024, the number of NEVs reached 31.4 million, representing a 53.85% increase over 2023 and demonstrating strong growth momentum.

Data released by the China Association of Automobile Manufacturers (CAAM) shows that in 2024, both automobile production and sales remained above 30 million units, reaching 31.282 million and 31.436 million units respectively, year-on-year increases of 3.7% and 4.5%, marking new record highs.

Among them, the passenger vehicle market maintained its growth trajectory, with production and sales reaching 27.477 million and 27.563 million units, up 5.2% and 5.8% year-on-year, respectively. This played a key role in stabilizing overall automotive consumption. On the other hand, the commercial vehicle sector underperformed, with production and sales falling short of the 4-million-unit expectation.

The NEV market experienced accelerated growth, driven by favorable policies, diverse product offerings, lower prices, and continuous improvement in charging infrastructure. In 2024, annual NEV production and sales surpassed 10 million units for the first time, with a market share exceeding 40%, marking a transition to a new stage of high-quality development.

In terms of exports, the industry achieved new heights. China exported 5.859 million vehicles in 2024, representing a 19.3% year-on-year increase. Of these, NEV exports totaled 1.284 million units, up 6.7% year-on-year, offering a diverse range of choices to global consumers.

Looking back at the 2024 automotive market, overall production and sales maintained steady growth, with stronger performance in the second half of the year. The first half of 2024 saw sluggish demand, as the industry faced challenges such as high inventory and weak consumption, with pressure mounting from both supply and demand sides. However, in the third quarter, the market rebounded due to enhanced policy support, implementation of subsidy programs, and aggressive promotions by manufacturers. This positive trend continued into the fourth quarter, during which monthly production and sales reached relatively high levels.

Data source: China Association of Automobile Manufacturers

BUSINESS

“The Company”, “we”, or “us” in this Business section refers to Nintech and its subsidiaries, unless the context otherwise indicates.

Overview

Located in Taizhou, Jiangsu Province, we specialize in design, manufacturing and sales of customized molds and injection molding products, leveraging our advanced production equipment and high-precision testing instruments.

Our customers are primarily manufacturers of consumer electronics and electronic home appliances, automakers, and pressure die casting manufacturers, some of which are well-known brand names in the China market. Strategically located in Taizhou, Jiangsu Province, we have the geographic advantage of being in a regional market with many established manufacturers of customer electronics and electronic home appliances. With 13 years of operations committing to the regional market, we have gradually solidified our customer base and established long-term business relationship with our major customers. Although substantially all our sales were domestic, we gradually developed our sales to international market. Since our incorporation, we have made sales to certain customers in Korea and India.

The key raw materials of our production are plastic resins, steel plates, mold frames and hot runners. We procure our raw materials from a large number of suppliers to support stable supply. For the year ended December 31, 2023 and 2024, we had approximately 191 and 223 suppliers, respectively.

We generate our revenues from product sales and services. We generate revenues of $15.5 million for the year ended December 31, 2024 and $11.0 million for the year end December 31, 2023, representing an annual growth of $4.6 million, or 41.4%. Product sales revenues represented 97.7% and 96.6% of total revenues for the years ended December 31, 2024 and 2023, respectively.

	For the Years Ended December 31,		Changes
	2024	2023	Amount	%
	USD (Audited)	USD (Audited)	USD
Revenues
Products – Injection molding products	10,544,961	7,510,804	3,034,157	40.4%
Products – Customized injection molds	4,642,551	3,111,765	1,530,786	49.2%
Products revenue	15,187,512	10,622,569	4,564,943	43.0%
Services revenue	361,005	370,328	(9,323)	(2.5)%
Total revenues	15,548,517	10,992,897	4,555,620	41.4%

Our Competitive Strengths

We believe that our primary competitive strengths include the following:

High product quality standard underpinned by advanced production equipment and quality control system

We have been committed to strengthening our production capability with advanced equipment, including equipping us with ultra-precision machining tools with capability of ultra-fine tolerance down to 0.002mm and high-precision testing instruments. We have also implemented a quality management system in accordance with the following standards to establish full-process standardized management and control system:

•        IATF16949: a fundamental qualification for supplying to the automotive industry;

•        ISO9001: a basic qualification for supplying to the home appliance industry; and

•        ISO14001: a certification for environmental management systems.

Underpinned by our advanced equipment and quality management system, we have been capable with meeting the high-quality demand of our customers, particularly automakers and high-end electrical appliance manufacturers, which in turn enable us to continuously develop customer relationship and strengthen our market competitiveness.

Established long-term relationship with well-regarded customers, which drives customer base growth

We have established business relationship with some well-regarded manufacturers of electronic home appliances or automakers or their subsidiaries, some of which are our major customers with long-term business relationship. Establishment of such long-term business relationship demonstrates our ability to meet supplier selection standard of reputable brand names and deliver high quality products, which will enhance our ability to grow our customer base and develop presence in new markets.

Experienced and visionary management team

We have an experienced management team who combine international vision with local insights. Our founder, Chairman, Changxuan Wang, has over 35 years of industry experience. Our management team has an average of over 18 years of relevant industry experience and most of our senior management have worked with us for over 13 years, which has allowed us to accumulate valuable operational experience and industry expertise, while building and maintaining close relationships with our key customers.

Business Strategy

Expanding our customer base into new regions

We are committed to expanding our customer base into new regions while maintaining our existing customer relationship. We also plan to extend our market reach beyond Jiangsu Province and Anhui Province, where most of our current customers are currently located. We believe that our commitment to staying abreast of technological and industry trends, along with the long-term business relationship established with major customers have laid a solid foundation for us to expand our customer base into new markets.

Implementing strategic expansion

Close proximity between production facilities and customers is critical for us to control transportation cost and achieve fast delivery of finished products. To support our customer base expansion into new regions, we plan to build production facilities in new regions where we intend to grow customer base. We aim to establish a new plant to serve our growing customer base in the Yangtze River Delta region and are considering building new facilities in the Pearl River Delta. In addition, following our existing major customers’ footsteps of expanding into new geographic regions, we also plan to build new facilities to support our market development in northern China, and Chongqing and Chengdu in western China.

Continue to improve our products to meet demand for higher quality specifications

We will continue to enhance our capabilities in producing high-precision molding products and customized injection molds. Leveraging our expertise, we aim to further improve the quality and specifications of our products. We expect that our focus on high-end production will enable us to stay competitive on pricing in our existing market and to enhance our competitiveness in the market of high-precision plastic injection molding products.

Our Products and Services

Our main products, consisting of customized molds and injection molding products, are mainly sold to customers manufacturing consumer electronics and electronic home appliances, automobiles, and pressure die casting. Our products are designed and tailored to meet our customers’ specific demands.

In terms of production cycle, we either produce molds based upon our customers’ design or where we are invited to participate in the mold design, we also work together with our customers to conduct mold design first and then produce molds. After molds are produced, if the customers also place orders for injection moldings products using the molds we have produced, we will produce the injection moldings products.

The sales of injection molding products generate the majority of our revenue. For the year ended 2024, we generated $10.5 million and $4.6 million in revenue from the sales of injection molding products and customized injection molds, respectively. For the year ended 2023, we generated $7.5 million and $3.1 million in revenue from the sale of injection molding products and customized injection molds, respectively.

Injection molding products

The following is a list of our main injection molding products:

Customized injection molds

The following is a list of our main injection molds:

Sales and Marketing

Our sales and marketing have been focusing on Jiangsu Province and Anhui Province. We use a direct sales model and maintain strong working relationship with our customers. This approach allows us to eliminate charges by intermediaries and improve service quality through direct communication with customers.

Customers

Our customers include companies across various sectors, such as electrical appliances, automobiles, and dry die casting. Most of our customers are located in Jiangsu and Anhui provinces. For the year ended December 31, 2024, sales to our two major customers, Taizhou LG Electronic Refrigeration Co., Ltd. and TCL Home Appliances (Hefei) Co., Ltd., accounted for 68% and 13.8% of our total revenue, respectively. For the year ended December 31, 2023, Taizhou LG Electronic Refrigeration Co., Ltd. accounted for 60.6% of our total revenue. We typically enter into long-term agreements for injection molding products and use single purchase orders for customized molds.

Post-sale Customer Service

We value customer loyalty, and are keen to provide technical advisory services to our customers and responsive post-sale services to enhance the value of our products. In the event that our customers are not satisfied with our products, we are willing to accept exchanges or refunds on a case-by-case basis.

After receiving a request for an exchange or refund, our sales and marketing personnel will work with the quality control team. If there are quality issues, the post-sale service team from the sales and marketing department will review the feedback and request for onsite examination. The quality control team will collect samples on site and examine in detail. Our management will then review the quality control report and decide whether to grant a replacement or provide refund as requested by our customers.

Suppliers

For injection molding product manufacturing, we primarily purchase plastic resins and auxiliary materials such as sponges and wire harnesses. For customized injection molds, we procure steel, mold bases, and hot runner systems. We procure raw material from a large number of suppliers, and we are not reliant on any specific supplier. In 2023 and 2024, no single supplier accounted for more than 5% of our total purchases.

Competition

The market for customized molds and injection molding is highly competitive and evolving rapidly. The market is fragmented with entry barriers. Strong market players are usually the ones possessing extensive sales channels, advanced technology and ability to customize products that meet customers’ specific needs. To succeed in this market, we need to continue improving our capabilities to handle the demands associated with our development, such as the demands for capital resources, solid customer relationship and technology improvement.

Quality Control

We have implemented a quality management system in accordance with the TS1649 standard to establish full-process standardized management and control system.

In addition, we have established a dedicated quality control (“QC”) department. This department enforces strict quality control procedures across our production lines. QC checks are performed at critical production stages to ensure compliance with our internal standards and customer specifications. All quality checks are documented and monitored by the QC department.

Properties and Facilities

The status of the Company’s properties is set forth below:

No.	Address	Purpose	Area (square meter)	Status
1.	Chengnan Village, Jiangyan Town, Jiangyan District, Taizhou City, Jiangsu Province, China	Office Building, Staff Dormitory, and Production Workshop	26,118	Self-owned

Intellectual Property

As of the date of this prospectus, we owned the following trademark:

Image	Category	Valid until	Status	Territory
	Machinery and Equipment	October 20, 2026	Registered	PRC

Employees

As of December 31, 2024, 2023 and 2022, we had 197, 180 and 169 full-time employees, respectively. As of the date of this prospectus, we had 201 full-time employees. The following table sets forth the number of our full-time employees by function as of date of this prospectus:

Function	Number of Employees
General and administration	13
Production	181
Sales and Marketing	7
Total	201

INSURANCE

Apart from the mandatory social insurance we maintain for our employees, we have not procured any additional insurance policies. We do not maintain any business interruption insurance or product liability insurance. We do not maintain key man life insurance, or any insurance policies for our properties. As advised by our PRC legal counsel, there is no mandatory requirements under the applicable laws and regulations of the PRC for supplier or manufacturer of injection molding products and customized injection molds including us to maintain any insurance policies with respect to the aforesaid third-party liability claims.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

REGULATIONS

We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the most significant PRC laws, rules and regulations that affect and govern our current major business activities and operation in the PRC.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the PRC Company Law, which was amended and promulgated by the SCNPC on December 29, 2023 and came into effect on July 1, 2024. Foreign invested enterprises must also comply with the PRC Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this prospectus, 90% of the equity interests of Nintech are directly held by our company through our PRC Subsidiaries, Nintech WFOE, 7.03% of the equity interests are directly held by Changxuan Wang, our Chairman, and 2.97% of the equity interests are directly held by Yangjie Wang, our Chief Executive Officer. Nintech are not directly held by foreign investors, Nintech WFOE indirectly hold all or part of the equity interests of them. Therefore, Nintech should be regarded as a foreign-invested enterprise and comply with both the PRC Company Law and other applicable foreign investment laws.

The Foreign Investment Law of the People’s Republic of China, or the PRC Foreign Investment Law, was promulgated by the National People’s Congress on March 15, 2019 and became effective on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. On December 26, 2019, the State Council promulgated the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China, or the FIE Implementing Regulation, which became effective on January 1, 2020 and replaced the implementation rules of each of the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The FIE Implementing Regulations strictly implements the legislative principles and purpose of the Foreign Investment Law, emphasizes promoting and protecting the foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued the Interpretation on the Application of the Foreign Investment law of the PRC, effective as of January 1, 2020, which applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger and division of enterprises.

The PRC Foreign Investment Law and the FIE Implementing Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest. Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, promulgated and as amended from time to time by MOFCOM and NDRC, which was later divided into two legal documents, including the Catalog of Industries for Encouraged Foreign Investment, or the Encouraged Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The current Encouraged Catalog was promulgated by MOFCOM and NDRC on July 29, 2022 and became effective on January 1, 2023 and the current Negative List is the 2024 Negative List, promulgated by MOFCOM and NDRC on September 6, 2024 and became effective on November 1, 2024, which has replaced the Special Administrative Measures for the Access of Foreign Investment (2021 Version) and serves as the main basis for the management and supervision of foreign investments in PRC. Foreign investment in those industries not set out on the 2024 Negative List is generally deemed as permitted unless specifically restricted or prohibited under other PRC laws. The Negative List is subject to review and update by the PRC government from time to time.

None of our businesses conducted by our PRC subsidiaries are on the 2024 Negative List. Therefore, the Company is able to conduct its business through its PRC subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, which became effective in June 1991 and was amended in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, a registration system has been established under the administration under the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Measures for the Registration of Computer Software Copyright in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementing Regulations of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, starting from the application date.

Domain Names

In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”. The MIIT is in charge of the administration of PRC internet domain names and the domain name services follow a “first come, first file” principle.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, amended on October 10, 2018 and December 30, 2019, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment or SAFE Notice 13, promulgated by the SAFE on February 13, 2015 and effective on June 1, 2015, two administrative approval matters, including foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment, shall be reviewed and processed directly by banks. The SAFE and its local bureaus shall implement indirect supervision through the foreign exchange registration with banks for direct investment.

Pursuant to the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, promulgated on March 30, 2015 and effective on June 1, 2015, and was partially amended on December 30, 2019 and March 23, 2023, and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, promulgated on and effective June 9, 2016 and amended on December 4, 2023, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign-invested enterprise’s capital account, for which the monetary contribution has been confirmed by the SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of foreign-invested enterprise’s foreign exchange capital projects has been temporarily set at 100%. The SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payments. In addition, foreign exchange earnings under capital projects and the Renminbi funds obtained from the exchange settlements thereof shall not be used by foreign-invested enterprises for the following purposes: (1) direct or indirect payments of expenditures exceeding its business scope or those being prohibited by the laws and regulations of the PRC; (2) direct or indirect uses in securities investments or investments other than capital-protected banking products (except as otherwise expressly provided); (3) issuance of loans to non-affiliated enterprises (excluding those that are expressly permitted within their business scope); and (4) construction or purchase of real estate not for personal use (except for real estate enterprises).

On January 26, 2017, the SAFE promulgated the Notice of the SAFE on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This notice sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign-invested enterprises’ foreign exchange distribution above $50,000, and strengthening genuineness and compliance verification of foreign direct investments.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, pursuant to which, PRC entities established in the pilot regions are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC subsidiary. Upon such registrations, relevant PRC entities will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which, the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of US$10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of US$5 million.

On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Offshore Investment

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles, or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (“Overseas SPV”), that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks. If a PRC shareholder holding interests in an Overseas SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that Overseas SPV may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiaries.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of the Statistical Monitoring of Foreign Debts, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or the Current Foreign Debt Mechanism.

On January 12, 2017, the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Notice No. 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan and the outstanding cross-border financing of an enterprise shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing = the upper limit of risk weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 for enterprises, and the macro-prudential adjustment parameter shall be 1. The macro-prudential adjustment parameter was adjusted to 1.75 on January 13, 2025. Therefore, as of the date of this prospectus, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 350% (which may be varied due to the change of PRC’s national macro-control policy) of its net assets. The PBOC Notice No. 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Notice No. 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Current Foreign Debt Mechanism, or (ii) the Risk-Weighted Approach. Under the PBOC Notice No. 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this prospectus, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future, and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and PRC Foreign Investment Law, our PRC Subsidiaries, as FIEs, are required to draw 10% of its after-tax profits each year, if any, to fund a statutory reserve, which may stop drawing its after-tax profits if the aggregate balance of the statutory reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the PRC EIT Law, which became effective in January 2008 with the latest amendment on December 29, 2018, the maximum tax rate for the withholding tax imposed on dividend payments from FIEs to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC EIT Law issued by the State Council on December 6, 2007 and was subsequently amended on April 23, 2019 and December 6, 2024. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Overseas Listings and M&A

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV that is controlled by PRC companies or individuals and that has acquired PRC domestic companies’ equities with the SPV’s shares shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, among other requirements, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Trial Measures if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. Failure to comply with the filing requirements may result in fines, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons.

On February 24, 2023, the CSRC revised the Archives Rules issued in 2009, and the revised Archives Rules came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Employment Contract Law of the People’s Republic of China, or the Employment Contract Law, effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which became effective immediately and interprets and supplements the provisions of the Employment Contract Law.

Under the Labor Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the Ministry of Human Resources and Social Security of China (the “MOHRSS”) issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Regulations Concerning the Collection and Payment of Social Insurance Premiums and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

Regulations Relating to Consumer Rights Protection

The PRC Consumer Rights and Interests Protection Law, or PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the PRC Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers.

Regulations Relating to the Development of Construction Projects

According to the Urban and Rural Planning Law of the PRC promulgated by the SCNPC on October 28, 2007 and latest amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline or other engineering project within an urban or rural planning area. After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development (the “MOHURD”), on June 25, 2014 and implemented on October 25, 2014 and latest amended on March 30, 2021.

Pursuant to the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000 and amended on October 19, 2009 and the Provisions on the Acceptance Inspection of Completed Housing and Municipal Infrastructure Projects promulgated and implemented by the MOHURD on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent department in the people’s government at or above county level where the project is located, for examination upon completion of building and for filing purpose; and to obtain the filing form for acceptance and examination upon completion of construction project.

Regulations Relating to Tax in the PRC

Income Tax

The PRC EIT was promulgated in March 2007 and was most recently amended in December 2018. The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law amended on December 6, 2024, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance, or MOF, and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59, which became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “Indirect Transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. It also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax, according to which for general VAT payers’ sales activities or imports that are subject to VAT at a current applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively, from April 1, 2019.

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the VAT Law of the PRC, which will become effective on January 1, 2026 and will replace the PRC Provisional Regulations on Value-added Tax. The VAT Law of the PRC provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%.

Regulations Relating to Product Quality

According to the PRC Product Quality Law (revised in 2018), manufacturers shall be responsible for the quality of their products. Product quality should meet the following requirements: (1) no unreasonable danger that endangers personal and property safety, and if there are national standards or industry standards that protect human health and personal and property safety, the standards should be met; (2) possesses the use performance that the product should possess, except for those flaws in which are clearly indicated; (3) conforms to the product standards indicated on the product or its packaging, and conforms to the quality status indicated by the product description, physical samples, etc. we have complied with the relevant provisions of the PRC Product Quality Law and conformed to the national industry standards.

Under the PRC Civil Code, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability, a customer who suffers injury from a defective product can claim damages from either the manufacturer or vendor of the defective product. And, where personal injury is caused by tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Civil Code.

Regulations Related to Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the SCNPC on June 29, 2002 with the latest amendment on June 10, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards.

Regulations Related to Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of manufacturing, construction or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

The Ministry of Ecological Environment promulgated the Opinions of the National Development and Reform Commission and the Ministry of Ecological Environment on Further Strengthening the Treatment of Plastic Pollution on January 16, 2020 (the “Opinions”), which strengthened the plastic pollution control, and establish and improve the long-term administration mechanism of plastic products. According to the Opinions, Certain plastic products are prohibited from production, use or sale. Plastic product production enterprises should strictly carry out relevant laws and regulations, produce plastic products in line with relevant standards, and should not add chemical additives which harmful to human and environment. Plastic product production enterprise should actively adopt new green functional materials, increase the use of renewable plastics that meet quality control standards and use control requirements, strengthen research and development of recyclable, recoverable and degradable alternative materials and products, reduce application costs, and effectively increase the supply of green products.

Pursuant to the Regulations on the Administration of Pollutant Discharge Permits, adopted by the State Council on January 1, 2021, and effective on March 1, 2021, pollutant discharging entities are subject to the classified management of pollutant discharge permits based on the factors such as the amount of pollutants produced and discharged, extent of impact on the environment; enterprises, public institutions and other producers and business operators that are subject to pollutant discharge permit administration in accordance with laws shall apply for and obtain a pollutant discharge permit. Without a required pollutant discharge permit, no pollutant may be discharged. Where any pollutant discharging entity discharging pollutants without obtaining a pollutant discharge permit, the competent department of ecology and environment shall order it to make rectifications, restrict production or suspend production for rectification, and impose a fine of not less than RMB200,000 but not more than RMB1,000,000 against it; if the circumstance is serious, the said department shall report the case to the people’s government with the approval authority for approval, and order the entity to suspend business or close down.

Pursuant to the Administrative Measures for Pollutant Discharge Licensing, adopted by the Ministry of Ecological Environment on April 1, 2024, and effective on July 1, 2024, enterprises, public institutions and other producers and operators shall be subject to the key management, simplified management of pollutant discharge licensing and pollutant discharge registration management according to the quantity of pollutants generated and discharged, the impact on the environment and other factors. Enterprises, public institutions and other producers and operators subject to pollutant discharge licensing administration in accordance with the law shall apply for a pollutant discharge permit in accordance with the law and discharge pollutants as set forth in the pollutant discharge permit; and no pollutants may be discharged without a pollutant discharge permit. Enterprises, public institutions and other producers and operators that are required to fill in a pollutant discharge registration form under the law shall conduct pollutant discharge registration on the national pollutant discharge permit management information platform. A pollutant discharging entity shall, according to the provisions of the pollutant discharge permit and the relevant standards and specifications, conduct self-monitoring according to law and keep the original monitoring records for at least five years.

Regulations Related to Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008, April 23, 2019 and April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, amended on August 21, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters (approximately 26,910 square feet)) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations Related to Import and Export Trade

Pursuant to the PRC Customs Law, which was promulgated by the SCNPC on January 22, 1987 with the latest amendment on April 29, 2021, unless otherwise stipulated, the consignee or consignor of import and export goods may take import and export goods through Customs declaration procedures and pay duties themselves, and Customs clearing enterprises which are authorized by the consignee or consignor of import and export goods and have been granted registration by Customs may also take import and export goods through Customs declaration procedures and pay duties. Where a consignee or consignor of import or export goods or a Customs clearing enterprise handles Customs declaration procedures, they shall be subject to registration by Customs in accordance with law. Where Customs declaration business is engaged in without being filed with the Customs, the Customs may impose a fine against the party concerned.

Pursuant to the PRC Import and Export Commodity Inspection Law, which was promulgated by the SCNPC on February 21, 1989 with the latest amendment on April 29, 2021, and the Implementing Regulation for the PRC Import and Export Commodity Inspection Law, which was promulgated by the State Council on August 31, 2005 with the latest amendment on March 29, 2022, the General Administration of Customs of China is in charge of the inspection of import and export commodities nationwide, the formulation and adjustment of the catalogue of import and export commodities that must be inspected, and the announcement and implementation of the catalogue. The import and export commodities listed in the catalogue must be inspected, otherwise the related bodies may be confiscated of their illegal income and subjected to a fine ranging from 5% to 20% of the value of the goods, where the case constitutes a criminal offence, criminal liability shall be pursued in accordance with the law.

MANAGEMENT

The following individuals are members of the board of directors and management of the Company.

Name	Age	Position(s)
Changxuan Wang	62	Chairman
Yangjie Wang	34	Chief Executive Officer
Caifeng Liu	33	Chief Financial Officer
Ailun Zhu	31	Independent Director Nominee*
Sanjeev Pareek	51	Independent Director Nominee*
Li Cheng	43	Independent Director Nominee*

____________

*        The appointment onto the board of directors as well as each of the committees of the board will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

The following is a brief biography of each of our executive officers and directors:

Changxuan Wang has been serving as our director since April 17, 2025, and he is the founder of and has been serving as the Chairman of Nintech Mold since August 2012. He oversees the strategic decisions made by the management team.

We believe that Mr. Wang is qualified to serve as our director because of his extensive experience in the mold industry and his extensive knowledge of us.

Yangjie Wang has been serving as our Chief Executive Officer since [    ], 2025, and our director since September 1, 2025. He has been serving as the general manager of Nintech Mold since September 2019, where he oversees the business operation of the company.

We believe that Mr. Wang is qualified to serve as our director because of his extensive experience in business management and his extensive knowledge of us.

Caifeng Liu has been serving as our Chief Financial Officer since [    ], 2025. She has been serving as the Finance Director of Nintech Mold since June 2020, she is responsible for overseeing the company’s financial affairs and related management functions. Ms. Liu obtained a bachelor’s degree in Audit from Nanjing Audit University in July 2021.

Ailun Zhu is an independent director nominee and will serve as an independent director of the Company upon the effectiveness of the registration statement of which this prospectus forms a part. Ms. Zhu has been serving as the Business Intelligence Engineer of Amazon.com, Inc., since July 2022, where she is responsible for analyzing financial data, and supporting business planning. From March 2020 to July 2022, she worked as the Operational Data Engineer of Ford Motor Company, where she was responsible for performing data analysis to improve system performance. She obtained a bachelor’s degree in Accounting and Finance from University of Toledo in December 2016, and a master’s degree in Data Science from University of Michigan in December 2019.

We believe that Ms. Zhu is qualified to serve as our director because of her expertise in data science.

Li Cheng is an independent director nominee and will serve as an independent director of the Company upon the effectiveness of the registration statement of which this prospectus forms a part. From August 2022 to March 2025, he worked as the General Manager of DM3D Metal Printing Co., Ltd., where he was responsible for overseeing the overall operations of the company and developing business strategies. From April 2019 to July 2022, he worked as the General Manager of Jiangsu Jinheyi Composite New Materials Co., Ltd., where he was in charge of the overall management of the company’s business operation and development.

We believe that Mr. Cheng is qualified to serve as our director because of his expertise in business management.

Sanjeev Pareek is an independent director nominee and will serve as an independent director of the Company upon the effectiveness of the registration statement of which this prospectus forms a part. Since January 2014, he has been served as the Chief Operating Officer in Mota Ultra Hard Materials, where he is responsible for overseeing the general business operations of the company. He obtained a master’s degree in Industrial Engineering from Wayne State University in January 2000, and a bachelor’s degree in Mechanical Engineering from Rashtreeya Vidyalaya College of Engineering (affiliated to Bangalore University) in August 1997.

We believe that Mr. Parikh is qualified to serve as our director because of his expertise in engineering.

Family Relationships

Other than Mr. Changxuan Wang and Mr. Yangjie Wang who are father and son, and Mr. Yangjie Wang and Ms. Caifeng Liu, who are husband and wife, none of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors have determined that each of our three independent director nominees satisfies the “independence” requirements of [    ] of the listing rules of [    ] and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Our directors are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated articles of association.

The office of a director will be terminated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director, (iii) resigns his office by notice in writing, (iv) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (v) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months; (vi) he only held office as a director for a fixed term and such term expires; or (vii) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our board of directors, which currently consists of Changxuan Wang and Yangjie Wang, will also consist of three independent directors whose appointments will be effective as of the effectiveness of the registration statement of which this prospectus forms a part, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of the registration statement of which this prospectus forms a part: an audit committee, a compensation committee and a nominating and corporate governance committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Ailun Zhu, Cheng Li, and Sanjeev Pareek. Ailun Zhu will be the chairman of our audit committee. We have determined that each of Ailun Zhu, Cheng Li, and Sanjeev Pareek will satisfy the “independence” requirements of [    ] of the [    ] listing rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Ailun Zhu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the [    ] Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of Ailun Zhu, Cheng Li, and Sanjeev Pareek. Sanjeev Pareek will be the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•        approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

•        selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Ailun Zhu, Cheng Li, and Sanjeev Pareek. Cheng Li will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board will adopt a code of business conduct and ethics that applies to our directors, officers and employees, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

Clawback Policy

Our board will adopt a clawback policy that requires the Company to recover executive compensation previously awarded erroneously to its current or former executive officers, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of [    ], we may at our option comply with home country governance requirements and certain exemptions thereunder rather than complying with [    ] corporate governance standards. While we currently intend to voluntarily follow all [    ] corporate governance rules, including rules regarding committee structure and director independence, as described above, we may in the future choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from the requirement that a majority of our board of directors consists of independent directors.

•        Exemption from the requirement that we have a code of conduct applicable to all directors, officers and employees and from any requirement that we have a code of conduct in compliance with Section 406 of the Sarbanes-Oxley Act of 2002.

•        Exemption from the [    ] rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•        Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

•        Exemption from the requirements governing the review and oversight of all “related party transactions,” as defined in Item 7.B of Form 20-F.

Although we may rely on home country corporate governance practices in lieu of certain of the rules in the [    ], we must comply with [    ]’s [    ] and have an audit committee that satisfies [    ], consisting of committee members that meet the independence requirements of [    ].

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

•        Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K, disclosing significant events within four days of their occurrence.

•        Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of [    ] and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Furthermore, as a “controlled company” as defined under [    ], we are permitted to elect not to comply with certain corporate governance requirements, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements.

Interested Party Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must disclose the nature of his interest to all other directors at a meeting of the board after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice given to the board by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with each of our executive officers. Each of our executive officers will be employed for an unspecified period until termination in compliance with the applicable law. Each executive officer will agree to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer will agree to be bound by non-competition and non-solicitation restrictions during the term of his employment.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

COMPENSATION

Compensation of Executive Officers

For the year ended December 31, 2024, our executive officers received compensation in the amount of $172,853. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

Compensation of Directors

For the year ended December 31, 2024, we did not pay any compensation to our directors. The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or otherwise in connection with the discharge of his or her duties as a director.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect.

Our amended articles of association provide that that we shall indemnify each director (including alternate director), and any of our other officers (and any trustees acting in relation to any of the affairs of the Company and their heirs executors, administrators and personal representatives respectively against (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), officer or trustee in or about the conduct of our company’s business or affairs or in the execution or discharge of the existing or former director (including alternate director), or officer’s or trustee’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), officer or trustee in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis, as of the date of this prospectus, for:

•        each shareholder known by us to be the beneficial owner of 5% or more of our issued and outstanding Class A Ordinary Shares;

•        each of our directors;

•        each of our named executive officers; and

•        all of our directors and executive officers as a group.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on:

•        16,360,415 Class A Ordinary Shares and 4,690,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus; and

•        [•] Class A Ordinary Shares (including [•] Class A Ordinary Shares to be sold by us in this offering) and 4,690,000 Class B Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming the underwriter does not exercise the over-allotment option to purchase additional Class A Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners listed below have sole investment and voting power with respect to such shares. Unless otherwise indicated, the address of each beneficial owner listed in the table below is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

	Beneficial Ownership Prior to the Offering							Beneficial Ownership After the Offering
	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares on an As- Converted Basis*	% of Total Ordinary Shares on an As- Converted Basis*	% of Aggregate Voting Power**	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares on an As- Converted Basis*	% of Total Ordinary Shares on an As- Converted Basis*	% of Aggregate Voting Power**
Directors and Executive Officers	Number	% of Beneficial ownership	Number	% of Beneficial ownership				Number	% of Beneficial ownership	Number	% of Beneficial ownership
Changxuan Wang(1)	9,370,000	57.27%	4,690,000	100%	14,060,000	66.79%	93.65%	9,370,000	[•]%	4,690,000	100%	14,060,000	[•]%	[•]%
Yangjie Wang(2)	5,940,000	36.31%	—	—%	5,940,000	28.22%	5.39%	5,940,000	[•]%	—	—%	5,940,000	[•]%	[•]%
Caifeng Liu(2)	5,940,000	36.31%	—	—%	5,940,000	28.22%	5.39%	5,940,000	[•]%	—	—%	5,940,000	[•]%	[•]%
Ailan Zhu	—	—%	—	—%	—	—%	—%	—	—%	—	—%	—	—%	—%
Li Cheng	—	—%	—	—%	—	—%	—%	—	—%	—	—%	—	—%	—%
Sanjeev Pareek	—	—%	—	—%	—	—%	—%	—	—%	—	—%	—	—%	—%
All directors and executive officers as a group	15,310,000	93.58%	4,690,000	100%	20,000,000	95.01%	99.05%	15,310,000	[•]%	4,690,000	[•]%	[•]	[•]%	[•]%
5% Beneficial Owners
UltraForm Mould Co., Ltd.(1)	9,370,000	57.27%	4,690,000	100%	14,060,000	66.79%	93.65%	9,370,000	[•]%	4,690,000	100%	14,060,000	[•]%	[•]%
Premium MouldTech Co., Ltd.(2)	5,940,000	36.31%	—	—%	5,940,000	28.22%	5.39%	5,940,000	[•]%	—	—%	5,940,000	[•]%	[•]%
HIGHCA COMPANY (BVI) LTD.(3)	1,050,415	6.42%	—	—%	1,050,415	4.99%	0.95%	1,050,415	[•]%	—	—%	1,050,415	[•]%	[•]%

____________

*        Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our Amended and Restated Articles of Association, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 20 votes. (See “Description of Share Capital” on page 100).

(1)      UltraForm Mould Co., Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by ProMould Solutions Co., Ltd. ProMould Solutions Co., Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Changxuan Wang. Changxuan Wang has voting, dispositive or investment powers over UltraForm Mould Co., Ltd. via ProMould Solutions Co., Ltd.

(2)      Premium MouldTech Co., Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Injection Mould Prime Co., Ltd. Injection Mould Prime Co., Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Yangjie Wang. Yangjie Wang has voting, dispositive or investment powers over Premium MouldTech Co., Ltd. via Injection Mould Prime Co., Ltd. Caifeng Liu is the spouse of Yangjie Wang, and accordingly Caifeng Liu is deemed to have beneficial ownership of the Class A Ordinary Shares held by Yangjie Wang.

(3)      HIGHCA COMPANY (BVI) LTD. is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Shrikant Chandulal Mehta. Shrikant Chandulal Mehta has voting, dispositive or investment powers over HIGHCA COMPANY (BVI) LTD.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Compensation of Executive Officers,” below we describe transactions, to which the Company has been a participant, in which the amount involved in the transaction is material to the Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Material Transactions with Related Party

Set forth below are the related party transactions that we have entered into during the last three fiscal years and up to the date of this prospectus.

The relationship and the nature of related party balances and transactions are summarized as follow:

Name of the related party	Relationship to the Company
Changxuan Wang	Chairman and director of the Company
Qidi Wang	Wife of Changxuan Wang
Yangjie Wang	Chief Executive Officer and director of the Company, son of Changxuan Wang
Caifeng Liu	Chief Financial Officer of the Company, wife of Yangjie Wang

Balances with related parties consisted of the following:

		As of December 31,
Name	Nature	2024	2023	2022
Qidi Wang	Due to related party	$234,274	$881,787	$908,023

The balances with related parties are interest-free, unsecured and repayable on demand.

For the year ended December 31, 2024, the Company borrowed $939,625 from Qidi Wang and the Company repaid $1,572,025 to Qidi Wang. The borrowing from Qidi Wang included funds from Caifeng Liu of $277,944. Repayment to Qidi Wang included funds repaid to Caifeng Liu and Yangjie Wang of $719,596. Caifeng Liu and Yangjie Wang transferred the funds on behalf of Qidi Wang pursuant to the entrusted collection and payment agreement signed among the parties. For the year ended December 31, 2023, the Company borrowed $309,431 from Qidi Wang and the Company repaid $309,744 to Qidi Wang. The borrowing from Qidi Wang included funds from Caifeng Liu and Yangjie Wang of $44,661. Repayment to Qidi Wang included funds repaid to Changxuan Wang, Caifeng Liu and Yangjie Wang of $52,253. Changxuan Wang, Caifeng Liu and Yangjie Wang transferred the funds on behalf of Qidi Wang pursuant to the entrusted collection and payment agreement signed among the parties. The borrowings are unsecured, non-interest bearing and due on demand.

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements”.

Compensation of Directors and Officers

See “Compensation — Compensation of Executive Officers”and “Compensation of Directors”.

Policies and Procedures for Related Party Transactions

Our board of directors will establish an audit committee, upon the effectiveness of the registration statement of which this prospectus forms a part, which will be tasked with review and approval of all related party transactions.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our amended and restated memorandum of association (“Memorandum”) and articles of association (“Articles”), as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of the prospectus, the authorized share capital of the Company is US$50,000.00, divided into 400,000,000 Class A Ordinary Shares of par value US$0.0001 each and 100,000,000 Class B Ordinary Shares of par value US$0.0001 each. As of the date of the prospectus, 16,360,415 Class A Ordinary Shares and 4,690,000 Class B Ordinary Shares, were issued and outstanding.

As of the date of the prospectus, we have not granted any options to purchase our Class A Ordinary Shares.

Our Memorandum and Articles

The following are summaries of material provisions of our amended and restated memorandum and articles which will be effective upon listing. The summaries do not purport to be complete and are qualified in their entirety by reference to our amended and restated memorandum.

Objects of Our Company.    Under Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Share Capital.    Our authorized share capital is divided into 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares. The holders of Class A Ordinary Shares are entitled to one vote for each such share held and shall be entitled to notice of, attend, speak and vote at any shareholders’ meeting, and, subject to the terms of our amended and restated memorandum.

Dividends.

Subject to the provisions of the Companies Act (Revised) and any rights attaching to any class or classes of shares under and in accordance with the articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Subject to the requirements of the Companies Act (Revised) regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share shall be entitled to 20 votes at any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

No business shall be transacted at any general meeting unless a quorum of members is present in person or by proxy; if the Company has only one member, that member; or if the Company has more than one member, one or more Members holding Shares that represent not less than one-third of the outstanding Shares carrying the right to vote at such general meeting. An ordinary resolution to be passed at a duly constituted general meeting of the Company by the shareholders requires the affirmative vote of a simple majority of all votes cast by, or on behalf of, those shareholders entitled to vote who are present in person or by proxy, in the case of corporations, by their duly authorized representatives, at a duly constituted general meeting of the Company, while a special resolution requires the affirmative vote of no less than two-thirds of all votes cast by, or on behalf of those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution is required for certain matters under our amended and restated memorandum and the Companies Act, such as a change of name or amendment of memorandum and articles of association.

Election of directors.    Directors may be appointed by an ordinary resolution of our shareholder or by a resolution of the directors of the Company.

Meetings of directors.    The quorum for the transaction of business at a meeting of board of directors shall be two unless the board of directors fix some other number. The board of directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

Transfer of Class A Ordinary Shares.    Subject to the restrictions set out below, and provided that such transfer complies with applicable rules of the designated stock exchange any of our shareholders may freely transfer all or any of his, its or her Class A Ordinary Shares to another person by completing an instrument of transfer in the common form or in a form prescribed by the designated stock exchange (if such shares are listed on the designated stock exchange) or any other form approved by our board of directors.

Where the Class A Ordinary Shares in question are not listed on or subject to the rules of any designated stock exchange, our board of directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Shares which are not fully paid up or on which the Company has a lien.

If our directors refuse to register a transfer of any Class A Ordinary Shares not listed on a designated stock exchange, they shall, within one month after the date on which the instrument of transfer was lodged with the Company, send to the transferor and transferee notice of such refusal.

The registration of transfers may on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors, in their absolute discretion, may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register of Members closed for more than 45 clear days in any year.

Winding-Up/Liquidation.    If the Company is wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Class A Ordinary Shares and Forfeiture of Class A Ordinary Shares.    Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

Redemption of Shares.

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

•        issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

•        with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

•        purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Variations of Rights of Shares.    If the share capital is divided into different classes of shares then, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), may be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Changes in the number of shares we are authorized to issue and those in issue.    We may from time to time by ordinary resolution of shareholders:

•        increase the share capital of our Company by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

•        subdivide our shares into shares of an amount smaller than that fixed by our amended and restated memorandum; and

•        consolidate and divide all or any of its share capital into shares of larger amount than its existing shares.

•        cancel shares which, at the date of the passing of ordinary resolution, have not been taken or agreed to be taken by any person.

Issuance of Additional Shares.    Our amended and restated Memorandum and Articles authorizes our board of directors to issue additional Class A Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional shares may dilute the voting power of holders of Class A Ordinary Shares. However, our amended and restated Memorandum and Articles provides for authorized share capital comprising Class A Ordinary Shares and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in our amended and restated memorandum relating to variations to rights of shares.

Inspection of Books and Records.    Holders of our Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders and our register of mortgages and charges).

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. The directors may call a general meeting at any time. At least five clear days’ notice of a general meeting must be given to the shareholders. But a meeting may be convened on shorter notice with the consent of the shareholder or shareholders who, individually or collectively, hold at least 75% of the voting rights of all those who have a right to vote at that meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum provides that our directors must call a general meeting if there is a requisition in writing given by one or more shareholders who together hold at least one-tenth of such of the paid up capital of the Company as at the date of deposit carries the right of voting at general meetings of the Company. Should the directors fail to call a general meeting within 21 clear days from the date of receipt of a requisition, the requisitioners or any of them representing more than one-half of the total voting rights of all of them may call a general meeting within three months after the expiration of the said 21 clear days. The requisition must specify the purpose of the meeting; be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign); and be delivered in accordance with the notice provisions in our Articles. Otherwise, our amended and restated memorandum does not provide our shareholders with any right to put any proposals before any general meetings not called by such shareholders.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. A Cayman Islands exempted company:

•        an exempted company conducts its business mainly outside the Cayman Islands;

•        an exempted company’s register of members is not required to be open to inspection by shareholders of the company;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        an exempted company may obtain an undertaking against the imposition of any future taxation;

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as an exempted limited duration company; and

•        an exempted company may register as a segregated portfolio company.

Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the [        ] rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is affected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiaries or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company who is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) seventy-five per cent. (75%) in value of shareholders or class of shareholders or (ii) a majority in number representing seventy-five per cent. (75%) in value of creditors, as the case may be, that are present and voting either in person or by proxy at the meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge the following:

•        an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholder;

•        an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained;

•        an act which constitutes a ‘fraud on the minority’ where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect. Our Articles provide. Our amended and restated memorandum and articles of association to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in a company’s articles of association.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our amended and restated Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, unless the terms on which a class of Shares was issued state otherwise, the rights attached to any such class may, only be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our amended and restated memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our amended and restated memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options over or otherwise deal with any unissued shares of the Company to such persons, at such times and on such terms and conditions as they may decide. Our board of directors may so deal with the unissued shares of the Company with or without preferred, deferred or other special rights or restrictions.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•        the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

•        the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•        the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

SHARES ELIGIBLE FOR FUTURE SALE

Before Nintech’s initial public offering, there has not been a public market for Nintech’s Class A Ordinary Shares, and although the Company intends to apply for listing on the [    ], a regular trading market for Nintech’s Class A Ordinary Shares may not develop. Future sales of substantial amounts of Nintech’s Class A Ordinary Shares in the public market after Nintech’s initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for Nintech’s Class A Ordinary Shares to fall or impair Nintech’s ability to raise equity capital in the future. Upon completion of this offering, the Company will have [•] Class A Ordinary Shares and 4,690,000 Class B Ordinary Shares issued and outstanding. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than Nintech’s “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

The Company, on behalf of itself and any successor entity, has agreed, without the prior written consent of the Representative, for a period of 180 days after the effective date of the Registration Statement, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Class A Ordinary Shares; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of the Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Class A Ordinary Shares; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit or other financing arrangements with a traditional bank or other institutional type of investor, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of the Ordinary Shares or such other securities, in cash or otherwise.

Additionally, our directors and officers and principal shareholders (5% or more shareholders of the outstanding Class A Ordinary Shares on a fully diluted and converted basis immediately prior to this offering) as of the effective date of this prospectus has also enter into a similar lock-up agreement for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Class A Ordinary Shares, subject to customary exceptions. See “Underwriting — Lock-up Agreements” on page 121 of this prospectus for further details

The Company is not aware of any plans by any significant shareholders to dispose of significant numbers of Nintech’s Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for Nintech’s Class A Ordinary Shares may dispose of significant numbers of Nintech’s Class A Ordinary Shares in the future. The Company cannot predict what effect, if any, future sales of Nintech’s Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of Nintech’s Class A Ordinary Shares from time to time. Sales of substantial amounts of Nintech’s Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of Nintech’s Class A Ordinary Shares.

Rule 144

All of Nintech’s Class A Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been Nintech’s affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about the Company. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from the Company or from Nintech’s affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of Nintech and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Class A Ordinary Shares then outstanding, in the form of Class A Ordinary Shares or otherwise; or

•        the average weekly trading volume of the Class A Ordinary Shares on the [    ] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by Nintech’s affiliates or persons selling shares on behalf of Nintech’s affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Nintech’s employees, consultants, or advisors who purchases Nintech’s Class A Ordinary Shares from the Company in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares, unless the relevant instruments are executed in, or after execution brought within, the jurisdiction of the Cayman Islands and our Company holds interests in land in the Cayman Islands.

People’s Republic of China Taxation

According to the PRC EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the PRC EIT Law, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and was last amended on December 6, 2024, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The PRC EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the PRC EIT Law and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management (“SAT Circular 82”), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Further to SAT Circular 82, the SAT issued Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the PRC. As a holding company, the key assets and records of our Company (including the resolutions of its board of directors and the resolutions of its shareholders) are located and maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, as if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. We will continue to monitor our tax status. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders” on page 36 of this prospectus.

United States Federal Income Taxation Considerations

The following does not address the tax consequences to any particular investor or person in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        pension plans;

•        cooperative;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

•        persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our Class A Ordinary Shares; or

•        persons holding our Class A Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Class A Ordinary Shares in this offering.

WE URGE PROSPECTIVE PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under U.S. state, local and other tax laws and non-U.S. tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the U.S.;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test:    You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test:    If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.      The actual days in the United States in the current year; plus

2.      One-third of his or her days in the United States in the immediately preceding year; plus

3.      One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the [    ]. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in USD) for the share and your tax basis (in USD) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC for our current taxable year under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Any loss realized on the actual sale or disposition of the Class A Ordinary Shares would be treated as an ordinary loss (to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares), and thereafter as a capital loss. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the [    ]. If the Class A Ordinary Shares are regularly traded on the [    ] and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC (regardless of whether you make a mark-to-market election as described above), you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete U.S. Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation. Failure to report such information could result in substantial penalties.

The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file a Form 8938, Form 926 or other applicable forms as a result of an investment in our Class A Ordinary Shares.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement, the underwriters named below, for whom Kingswood Capital Partners, LLC (“Kingswood”), is acting as the representative (“Representative”), the lead underwriter, deal manager and investment banker, have severally agreed to purchase, and we have agreed to sell to them, the number of our Class A Ordinary Shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Shares
Kingswood Capital Partners, LLC
Total

The underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement will provide that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such Class A Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Class A Ordinary Shares covered by the underwriters’ option to purchase additional Class A Ordinary Shares.

We have granted to the underwriters an option, exercisable for 45 days after the closing of the offering, to purchase up to [•] additional Class A Ordinary Shares, on the same terms and conditions as set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A Ordinary Shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the Class A Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of [•]% per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discount, Commissions and Expenses

The underwriting discounts and commissions are equal to 7.0% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to [•] additional Class A Ordinary Shares.

	Per Class A Ordinary Share	Total Without Exercise of Over-allotment Option	Total With Full Exercise of Over-allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7.0%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We will also pay to the Representative, by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of our Class A Ordinary Shares in this offering.

We have agreed to pay $50,000 to the Representative for its advisory services in connection with this offering.

We have agreed to pay an initial advance expense deposit of $70,000 to the Representative and an additional advance deposit of $70,000 upon the initial filing of the registration statement for this offering (collectively, the “Advance”), for the Representative’s out-of-pocket accountable expenses. Any portion of the Advance shall be returned to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

In addition, we have agreed to reimburse the Representative for its accountable out-of-pocket expenses in connection with the offering for up to $200,000 (inclusive of the Advance) including the Representative’s counsel(s) fees, expenses associated with due diligence and roadshow.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions and non-accountable expense allowance, will be approximately $[    ].

Underwriter Warrants

In addition, we have agreed to issue to the Representative or its designees at the closing of the offering, and each closing of the over-allotment option, warrants (the “Underwriter Warrants”) to purchase a number of our Class A ordinary shares equal to 3% of the aggregate number of shares sold in this offering. The Underwriter Warrants will be exercisable at any time and from time to time, in whole or in part, during the two and a half-year period commencing six months from the closing date of this offering, at a price per ordinary share equal to 120% of the public offering price per Class A Ordinary Share. The Underwriter Warrants may be exercised cashless.

The Underwriter Warrants and the underlying Class A Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriter Warrants nor any of the Class A Ordinary Shares issued upon exercise of the Underwriter Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of effectiveness of the registration statement of which this prospectus forms a part. In addition, although the Underwriter Warrants and the underlying Class A Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Underwriter Warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights no more than seven years from the commencement of sale of this offering at the Company’s expense), customary anti-dilution provisions (for share dividends and splits and recapitalizations) and anti-dilution protection (adjustment in the number and price of such Underwriter Warrants and the Class A Ordinary Shares underlying such Underwriter Warrants) resulting from corporate events (which would include dividends, reorganizations, mergers, etc.) and future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the offering price in this offering, as permitted under FINRA Rule 5110(g)(8).

Right of First Refusal

For a period of twelve (12) months after the closing of this offering, Kingswood shall have an irrevocable right of first refusal to act as lead investment banker, lead book-runner, and/or lead placement agent, at Kingswood sole discretion, with respect to each and every future public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), by us or any successor to or any current or future subsidiary of us on terms and conditions customary to Kingswood for such Subject Transactions. Kingswood shall have the sole right to determine whether any other broker dealer shall have the right to participate in a Subject Transaction and the economic terms of such participation. We shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without the express written consent of Kingswood. Kingswood has only one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee. Once terminated or waived during the 12-month period, Kingswood shall not have right of first refusal. The right of first refusal granted hereunder may be terminated by us for “Cause,” which shall mean a material breach by Kingswood of the underwriting agreement or a material failure by Kingswood to provide the services as contemplated by the underwriting agreement. Our exercise of our right of “termination for cause” eliminates any obligations with respect to the payment of any termination fee or provision of the right of first refusal pursuant to FINRA Rule 5110(g)(5)(ii).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed, subject to certain exceptions, to a 180 day “lock-up” period from the effective date of this registration statement with respect to any ordinary share of the Company or securities convertible or exercisable into ordinary shares, and our officers, directors and certain holders of 5% or more of the outstanding Class A Ordinary Shares on a fully diluted and converted basis immediately prior to this offering have also agreed, subject to certain exceptions, to a 180 day “lock-up” period from the effective date of this registration statement with respect to any ordinary share of the Company or securities convertible or exercisable into ordinary shares that they beneficially own. This means that, for a period of 180 days following the effective date of this registration statement related to this offering, without the prior written consent of the Representative, (i) we and such persons may not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly, or indirectly, any ordinary share of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares, (ii) we may not file or caused to be filed any registration statement relating to the offering of any ordinary share of the Company, (iii) we may not complete any offering of debt securities, other than entering into a line of credit with a traditional bank, and (iv) we may not enter into any swap or other arrangement that transfer to another, in whole or in part, any of the economic consequences of ownership of ordinary shares of the Company.

Pricing of the Offering

Prior to this offering, there has been no public market for our securities. The initial public offering price of the Class A Ordinary Shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Class A Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more Class A Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on The [    ], in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Ordinary Shares on The [    ] in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that Nintech expects to incur in connection with this offering. With the exception of the SEC registration fee and the [    ] listing fee, all amounts are estimates.

USD
Securities and Exchange Commission Registration Fee	$
FINRA Filing Fee	$
[ ] Listing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Transfer Agent Fees	$
Underwriting	$
Financial Printing and Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by Nintech.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Robinson & Cole LLP. The validity of the Class A Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Han Kun Law Offices.

Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Loeb & Loeb LLP, New York, New York. Legal matters as to PRC law will be passed upon for the underwriters by Allbright Law Offices. Loeb & Loeb LLP may rely upon Allbright Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements for the years ended December 31, 2024 and 2023 included in this prospectus have been so included in reliance on the report of HTL International, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of HTL International, LLC is located at Houston, Texas, the United States.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Class A Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to Nintech’s directors, officers or persons controlling Nintech, Nintech has been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, Nintech will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, Nintech is exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and Nintech’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as Nintech, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

JIANGSU NINGTAI MOLD CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Jiangsu Ningtai Mold Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiangsu Ningtai Mold Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC

HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas
November 12, 2025

Jiangsu Ningtai Mold Co., Ltd.
Balance Sheets
(Stated in U.S. Dollars, unless stated otherwise)

	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash	$150,539	$203,803
Restricted cash	10	264,231
Notes receivable, net	4,533,702	4,015,321
Accounts receivable, net	6,220,630	4,790,327
Contract assets, net	345,091	339,696
Inventories, net	1,781,210	1,534,615
Prepayments and other current assets	501	61,622
Total current assets	13,031,683	11,209,615

PROPERTY AND EQUIPMENT, NET	3,954,866	4,055,518

OTHER ASSETS
Intangible assets, net	643,613	678,512
Deferred initial public offering (“IPO”) costs	204,028	—
Contract assets-non-current, net	166,052	64,487
Total other assets	1,013,693	742,999
Total assets	$18,000,242	$16,008,132

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	$3,961,479	$2,626,568
Notes payable	—	1,123,905
Accounts payable	2,307,227	2,394,988
Other payables and accrued liabilities	202,077	18,727
Other payables – related parties	234,274	881,787
Contract liabilities	95,573	49,594
Taxes payable	387,831	134,053
Total current liabilities	7,188,461	7,229,622

OTHER LIABILITIES
Deferred tax liabilities, net	364,526	271,423
Total liabilities	7,552,987	7,501,045

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Paid-in capital	3,397,035	2,940,824
Statutory reserves	785,039	610,515
Retained earnings	7,065,340	5,494,631
Accumulated other comprehensive loss	(800,159)	(538,883)
Total shareholders’ equity	10,447,255	8,507,087
Total liabilities and shareholders’ equity	$18,000,242	$16,008,132

The accompanying notes are an integral part of these financial statements.

Jiangsu Ningtai Mold Co., Ltd.
Statements of Operations and Comprehensive Income
(Stated in U.S. Dollars, unless stated otherwise)

	For the years Ended December 31,
	2024	2023
Revenues	$15,548,517	$10,992,897

Cost of revenues	12,287,882	9,324,243

Gross profit	3,260,635	1,668,654

Operating expenses:
Selling	331,077	264,306
General and administrative	1,220,894	736,599
Total operating expenses	1,551,971	1,000,905

Income from operations	1,708,664	667,749

Other income (expense)
Financial income (expenses), net	(59,938)	(73,018)
Other income, net	405,523	618,848
Total other income, net	345,585	545,830

Income before income taxes	2,054,249	1,213,579

Income tax expense	309,016	101,551

Net income	$1,745,233	$1,112,028

Foreign currency translation adjustment	(261,276)	(219,266)

Total comprehensive income	$1,483,957	$892,762

The accompanying notes are an integral part of these financial statements.

Jiangsu Ningtai Mold Co., Ltd.
Statements of Changes in Shareholders’ Equity
(Stated in U.S. Dollars except for share and per share data, unless stated otherwise)

	Paid-in capital	Retained earnings		Accumulated other comprehensive loss	Total
		Statutory reserves	Unrestricted
BALANCE, December 31, 2022	$2,905,701	$499,312	$4,493,806	$(319,616)	$7,579,203
Capital invested by shareholders	35,123	—	—	—	35,123
Net income	—	—	1,112,028	—	1,112,028
Statutory reserve	—	111,203	(111,203)	—	—
Foreign currency translation adjustment	—	—	—	(219,267)	(219,267)
BALANCE, December 31, 2023	$2,940,824	$610,515	$5,494,631	$(538,883)	$8,507,087
Capital invested by shareholders	456,211	—	—	—	456,211
Net income	—	—	1,745,233	—	1,745,233
Statutory reserve	—	174,524	(174,524)	—	—
Foreign currency translation adjustment	—	—	—	(261,276)	(261,276)
BALANCE, December 31, 2024	$3,397,035	$785,039	$7,065,340	$(800,159)	$10,447,255

The accompanying notes are an integral part of these financial statements.

Jiangsu Ningtai Mold Co., Ltd.
Statements of Cash Flows
(Stated in U.S. Dollars, unless stated otherwise)

	For the years Ended December 31,
	2024	2023
Cash flows from operating activities:
Net income	$1,745,233	$1,112,028
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	602,157	592,361
Amortization	16,599	16,868
Provision for credit losses	91,970	22,738
Provision for doubtful accounts of prepayments	13,091	—
Loss from disposal of fixed assets	49,643	—
Deferred tax expenses (benefits)	101,965	(1,060)
Change in operating assets and liabilities
Notes receivable	(646,937)	1,106,623
Accounts receivable	(1,662,525)	(1,210,182)
Contract assets	(122,962)	(130,024)
Inventories	(292,671)	(572,555)
Prepayments and other current assets	47,203	55,196
Accounts payable	(22,657)	354,771
Other payables and accrued liabilities	186,509	18,777
Contract liabilities	48,016	4,390
Taxes payable	261,146	(131,554)
Net cash provided by operating activities	415,780	1,238,377

Cash flows from investing activities:
Purchases of property, plant and equipment	(662,082)	(828,151)
Net cash used in investing activities	(662,082)	(828,151)

Cash flows from financing activities:
Proceeds from bank loans	4,435,430	2,633,616
Repayments of bank loans	(3,008,515)	(4,356,889)
Notes payable from bank	—	2,265,694
Repayments of notes payable	(1,108,942)	(2,303,046)
Proceeds from borrowings from related parties	939,625	309,431
Repayment of borrowings from related parties	(1,572,025)	(309,744)
Deferred IPO costs	(206,965)	—
Capital invested by shareholders	456,211	35,123
Net cash used in financing activities	(65,181)	(1,725,815)

Effect of exchange rate change on cash and restricted cash	(6,002)	(48,602)

Net change in cash and restricted cash	(317,485)	(1,364,191)
Cash and restricted cash, beginning of year	468,034	1,832,225
Cash and restricted cash, end of year	$150,549	468,034

Supplemental disclosure of cash flow information:
Cash paid for income tax	$61,710	$76,751
Cash paid for interest	$52,225	$66,894

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash	$150,539	$203,803
Restricted cash	10	264,231
Total cash and restricted cash shown in the statements of cash flows	$150,549	$468,034

The accompanying notes are an integral part of these financial statements.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 1 — Nature of business and organization

Jiangsu Ningtai Mold Co., Ltd. (the “Company” or “Ningtai Mold”) was established under the laws of the People’s Republic of China (“PRC” or “China”) on August 23, 2012. The Company is primarily engaged in production and wholesale of customized injection molds and injection molding products, and also provides mold repair or processing services to its customers.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Segment Information

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the Company’s chief executive officer, who reviews the operating results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment as defined by ASC 280. This is supported by the operational structure of the Company which is designed and managed to share resources across the entire suite of products offered by the business. Such resources include product design, marketing, operations, and administrative functions. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated level.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. Significant accounting estimates reflected in the Company’s financial statements include, but not limited to provision for credit losses, inventory obsolescence, useful lives and impairment of long-lived assets, valuation of deferred taxes and uncertain tax position. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of income and comprehensive income.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company is located in the People’s Republic of China (“PRC”) and conduct its businesses and maintain its books and record in the local currency, Chinese Renminbi (“RMB”), as its functional currency.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. Shareholders’ equity is translated at historical exchange rate. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of shareholders’ equity. Cash flows are also translated at average translation rates for the periods or the exchange rates in effect at the time of the cash flows; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of and for the years ended December 31,
	2024	2023
Period-end RMB: US$1 exchange rate	7.2993	7.0999
Period-average RMB: US$1 exchange rate	7.1957	7.0809

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 —	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 —

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts included in current assets and current liabilities in the accompanying balance sheets approximate their fair values because of the short-term nature of such instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023. The Company noted no transfers between levels during any of the periods presented.

Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities less than three months.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

Restricted cash

The Company had notes payable outstanding with one bank and was required to keep certain amounts on deposit subject to withdrawal restrictions. The notes payable is generally short term in nature due to its maturity period of one to six months. Thus, all restricted cash was classified as a current asset. As of December 31, 2024 and 2023, the Company had $10 and $264,231 in restricted cash under six-month for notes payable, respectively.

Notes receivable

Notes receivable represents bank acceptance notes that the Company received from customers with amount guaranteed by banks and commercial acceptance notes issued by customers. The notes held by the Company are non-interest bearing and normally paid within three to twelve months. The Company has the ability to submit request for payment from the banks earlier than the scheduled payment date but will incur an interest charge and a processing fee. Management regularly reviews the changes in payment trends and aging of receivables and periodically evaluates individual customer’s financial condition and credit history, specific risk characteristics of its customers, and records provision for credit losses when management believes collection of amounts due is at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection have been made. As of December 31, 2024 and 2023, the allowance for credit losses of notes receivable was $17,248 and $7,775, respectively.

Accounts receivable, net

Accounts receivables include trade accounts due from customers. Accounts receivables are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest. Accounts receivables usually are due after 30 to 180 days, depending on the credit term with its customers.

On January 1, 2022, the Company adopted ASC 326 to assess the allowance for credit losses. The Company used the modified retrospective transition method, which required a cumulative-effect adjustment to the opening balance of retained earnings to be recognized on the date of adoption with prior periods not restated. No cumulative-effect adjustment was recorded on adoption.

Management reviews the adequacy of the provision for credit loss on an ongoing basis, using historical collection trends and aging of receivables. Historically, the Company had a low percentage of accounts receivable with aging past due. Management also periodically evaluates individual customer’s financial condition and credit history, specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions to make adjustments in the provision when it is considered necessary. Account balances are charged off against the provision after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2024 and 2023, the allowance for credit losses of accounts receivable was $168,420 and $96,547, respectively.

Inventories, net

Inventory is stated at the lower of cost or net realizable value with cost determined under the weighted average method. Inventory reserves are recorded for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. The Company periodically evaluates its inventories and record reserves for inventories that are either slow-moving and unsaleable or having cost exceed its net realizable value. As of December 31, 2024 and 2023, the Company’s inventory reserves were $9,272 and $9,533, respectively.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

Prepayments and other current assets

Prepayments primarily include prepaid inventory cost paid to suppliers and prepaid expenses to service providers. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of the amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2024 and 2023, the allowance for doubtful accounts of prepayments was $12,905 and nil, respectively.

Other current assets primarily include receivable from employee advances and others. Management regularly reviews the aging of the accounts and changes in payment trends and records provision for credit losses when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2024 and 2023, the Company provided no provision for credit losses of other current assets, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with a residual value rate of 5%. The estimated useful lives are as follows:

Category	Expected useful lives
Buildings	20 years
Buildings improvements	5 years
Production equipment	4 – 10 years
Computer and Office equipment	3 – 5 years
Transportation equipment	4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets with definite useful lives primarily consist of cost to acquire land use right and are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land use rights.” The Company has obtained rights to use a parcel of land for 50 years.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2023, no impairment of long-lived assets was recognized.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

Notes payable

Notes payables are lines of credit extended by banks. The banks in-turn issue the Company a bankers acceptance note, which can be endorsed and assigned to vendors as payments for purchases. The notes payable is generally payable at a determinable period, generally one to six months. This notes payable bears no interest and is guaranteed by the bank for its complete face value and usually matures within one to six-month period. The banks usually require the Company to deposit a certain amount of cash at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize — revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenue is principally derived from sales of products and mold repair or processing services for its customers. Revenue recognition policies for each type of revenue stream are as follows:

Revenue from Product Sales

(1)    Revenue from sales of injection molding products

Pursuant to the Company’s contracts with customers, the Company’s only performance obligation of the sales contract is the delivery of injection molding products to the customer, amounts charged per product is fixed and determinable and the payment terms are typically between 30 to 90 days. The Company recognized the injection molding product revenue when control of the products is passed to the customer, which is the point in time that the customers are able to direct the use of and obtain substantially all of the economic benefit of the goods. The transfer of control typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, typically upon products acceptance for domestic sales and products delivered to the carrier at the port for international sales based on the terms of sales contracts.

Revenue is recognized net of value-added tax, sales returns and sales discounts. Historically, the Company has not experienced any significant product returns and discounts.

(2) Revenue from sales of customized injection molds

Pursuant to the Company’s mold manufacturing contracts with customers, the Company is responsible for the design, manufacture and delivery of the customized injection molds to customer-designated location. The customer is obligated to accept the products upon satisfactory inspection. The Company’s customers are mainly large electronics companies. Contract price is fixed and determinable, the specific terms of the contracts were agreed by the Company and customers.

The Company considered the design, manufacture and delivery of the products as one performance obligation as they are highly integrated and related to one another and the customer only obtain benefit from the whole services. The Company only provides quality assurance-type warranty, which guarantees that the product complies with agreed-upon

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

specifications and will operate as promised for one to three years from the date of purchase. The warranty does not provide the customer with a good or service in addition to that assurance and, therefore, the Company does not account for it as a performance obligation.

The Company recognized the product revenue for customized injection molds when control of the products is passed to the customer, which is the point in time that the customers are able to direct the use of and obtain substantially all of the economic benefit of the goods. The transfer of control typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, typically upon products acceptance for domestic sales and products delivered to the carrier at the port for international sales based on the terms of sales contracts.

For contracts with payment terms over one year, the Company analyzed financing component in the contracts and considered the amount was immaterial.

Revenue is recognized net of value-added tax and sales returns. Historically, the Company has not experienced any significant product returns.

The Company generally provides its customers an assurance-type warranty with the purchase of the injection molds. The Company accounts for its assurance-type warranties as a contingency pursuant to ASC 460-10-25-5, which requires recording a loss when the conditions in ASC 450-20-25-2 are met. That is, the loss is recorded when it is probable and can be reasonably estimated. Estimated warranty is included in accrued liabilities amounted to $63,982 and $18,727 as of December 31,2024 and 2023.

Revenue from mold repair and mold processing services

The Company’s service revenue mainly includes mold repair or mold processing services which is usually performed on client’s request and charged at a case-based fees pursuant to the Company’s contracts with customers. The duration of the services is usually less than one month. The Company recognizes revenue from repair or processing services when service is completed and accepted by the customers.

Contract assets, net

Contract assets represent amounts due under retainage provisions. Retainage receivable represents amounts invoiced to customers where payments have been partially withheld as a form of security until contractual provisions are satisfied. Retainage agreements vary from project to project and usually from one to three years. Management considered various factors, including nature, historical collection experience, the aging of the contract assets, credit quality and specific risk characteristics of its customers to develop an estimate of credit losses for contract assets. As of December 31, 2024 and 2023, the allowance for credit losses of contract assets was $13,928 and $11,014, respectively.

Contract liabilities

Contract liabilities represent cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period and point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, all the performance obligations are expected to be satisfied within one year and are classified as current liabilities. The amount of revenues recognized that was included in the contract liabilities at the beginning of the fiscal periods were $41,060 and $26,617 respectively, for the years ended December 31, 2024 and 2023.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

The Company’s disaggregated revenue for each type of revenue stream are summarized below:

	December 31, 2024	December 31, 2023
Products – Injection molding products	$10,544,961	$7,510,804
Products – Customized injection molds	4,641,551	3,111,765
Services	361,005	370,328
Total revenues	$15,548,517	$10,992,897

The Company’s disaggregated revenue stream by geographic locations are summarized below:

	December 31, 2024	December 31, 2023
Mainland PRC revenues	$15,396,361	$10,945,931
International revenues	152,156	46,966
Total revenues	$15,548,517	$10,992,897

Cost of Revenue

Cost of revenue consists of cost of product sales and cost of services. Cost of product sales consists of cost to manufacture products, primarily including the cost to purchase raw materials, direct labors, overhead including the related depreciation of production machinery and equipment, and other related costs that are attributable to the Company’s production. Cost of services primarily consists of materials consumptions, labor costs and other costs associated with mold repair services.

Shipping and handling

Shipping and handling costs on incoming inventory items are included in the cost to purchase inventory items, while shipping and handling costs on outgoing shipments to customers are classified as a component of selling expenses. The amounts of these costs classified as a component of selling expenses were $238,211 and $188,101 for the years ended December 31, 2024 and 2023. Shipping and handling activities that occur after the customer has obtained control of the product are considered fulfillment activities, not performance obligations.

Chinese value-added tax (“VAT”)

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). The products sold to the customers outside of China are not subject to a Chinese VAT. VAT is based on gross sales price. VAT rate is 13% for taxpayers selling consumer products, and VAT rate is 6% for taxpayers selling services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company in China, has been and remain subject to examination by the tax authorities for five years from the date of filing.

Employee benefits

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $333,722 and $265,759 for the years ended December 31, 2024 and 2023, respectively.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

Deferred IPO costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the initial public offering and that will be charged to shareholders’ equity upon the completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income taxes

The Company accounts for income taxes in accordance with ASC 740. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is calculated using the balance sheet assets and liabilities method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended December 31, 2024 and 2023. PRC tax returns filed in 2022 to 2024 are subject to examination by any applicable tax authorities.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

Related party transactions

A related party is generally defined as (i) any person and their immediate family hold 10% or more of the company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s — length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recent accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. These requirements include: (i) disclosure of significant expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”); (ii) disclosure of an amount for other segment items (equal to the difference between segment revenue less segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment and a description of their composition; (iii) annual disclosure of a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (iv) clarification that, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report those additional measures of segment profit or loss; (v) disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) disclosure of segment profit or loss in assessing segment performance and deciding how to allocate resources; and (vi) requiring a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU, and all existing segment disclosures in Topic 280. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025. The Company adopted ASU 2023-07 in the year ended December 31, 2024, and applied the amendments retrospectively to all prior periods presented in these financial statements. Refer to Note 17 segment reporting

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its financial statements and related disclosures.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Company’s financial statements.

In July 2025, the FASB issued ASU 2025-05 Financial Instruments — Credit Losses (Subtopic 326) (“ASU 2025-05”), simplifies the Current Expected Credit Loss (CECL) model for receivables and contract assets by offering a practical expedient to use current conditions for forecasts and an accounting policy election to consider post-balance sheet collections, allowing for early adoption for financial statements not yet issued. The guidance is effective for annual reporting periods beginning after December 15, 2025, but early adoption is permitted. The Company plans to adopt the ASU prospectively for the year ended December 31, 2025.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Notes receivable, net

	As of December 31, 2024	As of December 31, 2023
Bank acceptance notes	$3,900,735	$3,729,971
Commercial acceptance notes	650,215	293,125
Less: allowance for credit losses	(17,248)	(7,775)
Total notes receivable, net	$4,533,702	$4,015,321

Note 4 — Accounts receivable, net

	As of December 31, 2024	As of December 31, 2023
Accounts receivable	$6,389,050	$4,886,874
Less: allowance for credit losses	(168,420)	(96,547)
Total accounts receivable, net	$6,220,630	$4,790,327

Movements of allowance for credit losses are as follows:

	December 31, 2024	December 31, 2023
Beginning balance	$96,547	$82,136
Addition	78,885	16,801
Write-off	(3,301)	—
Exchange rate effect	(3,711)	(2,390)
Ending balance	$168,420	$96,547

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 5 — Contract assets, net

	As of December 31, 2024	As of December 31, 2023
Retainage receivables	$525,071	$415,197
Less: allowance for credit losses	(13,928)	(11,014)
Total contract assets, net	$511,143	$404,183
Contract assets, current	345,091	339,696
Contract assets, non-current	166,052	64,487

Note 6 — Inventories, net

	As of December 31, 2024	As of December 31, 2023
Raw Material	$638,195	$499,946
Work in process	312,453	410,893
Finished goods	839,834	633,309
Reserves for inventories	(9,272)	(9,533)
Total inventories, net	$1,781,210	$1,534,615

The Company recorded no inventory provision for the years ended December 31, 2024 and 2023, respectively, in cost of revenue. Changes in reserves for inventories were mainly due to changes in exchange rates for the years ended December 31, 2024 and 2023, respectively.

Note 7 — Prepayments and other current assets

	As of December 31, 2024	As of December 31, 2023
Advances to suppliers	$13,262	$61,622
Others	144
Allowance for doubtful accounts of prepayments	(12,905)	—
Total prepayments and other currents assets	$501	$61,622

Note 8 — Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31, 2024	As of December 31, 2023
Buildings	$2,688,782	$2,764,296
Production equipment	2,357,388	3,048,094
Computer and office equipment	217,207	180,994
Transportation equipment	587,066	602,494
Buildings improvements	713,690	487,848
Subtotal	6,564,133	7,083,726
Less: accumulated depreciation	(2,609,267)	(3,028,208)
Total	$3,954,866	$4,055,518

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to $602,157 and $592,361, respectively.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 9 — Intangible assets, net

Intangible assets consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Land use rights*	$818,152	$841,130
Less: Accumulated amortization	(174,539)	(841,130)
Total intangible assets, net	$643,613	$678,512

____________

*        Land in China is owned by the government and land ownership rights cannot be sold to an individual or to a private company. However, the Chinese government grants the user a “land use right” to use the land. The land use rights granted to the Company are amortized using the straight-line method over a term of fifty year.

The Company has obtained the right to use a parcel of land for its factories and offices from the Taizhou local government for 50 years. The land use right is to expire in the year of 2064. The acquisition costs of the land use rights were amortized over 50 years. The use of land will be based on the specific requirement by the local government who has the right to direct how and for what purpose the land is used.

Amortization expense for the years ended December 31, 2024 and 2023 amounted to $16,599 and $16,868 respectively.

The following is a schedule, by years, of amortization of intangible assets as of December 31, 2024:

For the year ended December 31, 2025	$16,363
For the year ended December 31, 2026	16,363
For the year ended December 31, 2027	16,363
For the year ended December 31, 2028	16,363
For the year ended December 31, 2029	16,363
Thereafter	561,798
$643,613

Note 10 — Short term borrowings

Short-term loans — bank

Outstanding balances on short-term bank loan consist of the following as of December 31, 2024:

Bank Name	Maturities	Interest Rate	Collateral/ Guarantee	As of December 31, 2024
Jiangsu Jiangyan Rural Commercial Bank Co. Ltd(1)(2)	June 15, 2025	3.80%	Company’s buildings	$1,027,496
Agricultural Bank of China(3)	January 19, 2025 to June 19, 2025	0.80% – 2.25%	None	2,402,136
China Merchants Bank(3)	February 19, 2025 to May 19, 2025	1.10% – 1.15%	None	531,847
Total				$3,961,479

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 10 — Short term borrowings (cont.)

Outstanding balances on short-term bank loan consist of the following as of December 31, 2023:

Bank Name	Maturities	Interest Rate	Collateral/ Guarantee	As of December 31, 2023
Jiangsu Jiangyan Rural Commercial Bank Co. Ltd(1)(2)	July 15, 2024	3.80%	Company’s buildings	$352,118
Jiangsu Jiangyan Rural Commercial Bank Co. Ltd(1)(2)	December 15, 2024	3.80%	Company’s buildings	281,694
Agricultural Bank of China(3)	February 19, 2024 to April 19, 2024	1.27% – 1.60%	None	1,992,756
Total				$2,626,568

____________

(1)      On July 7, 2022, the Company entered into a six-year credit line agreement with Jiangsu Jiangyan Rural Commercial Bank Co. Ltd. in an aggregate principal amount not exceeding RMB37,833,800 (approximately $5.2 million) with annual interest rate agreed by both parties. The loan was collateralized by Company’s buildings. Loan under the credit line should be repaid based on the agreed maturity date. For the year ended December 31, 2024, the Company borrowed approximately $1.5 million and repaid approximately $1.0 million under this credit line agreement. For the year ended December 31, 2023, the Company borrowed approximately $0.6 million and repaid approximately $1.0 million under this credit line agreement.

(2)      The loans have been repaid by loan maturity dates.

(3)      The Company discounts its notes receivable received from customers to banks before the maturity dates with recourse. The advance from discount of notes was accounted for as secured borrowing from bank since there is no legal, actual, effective transfer of the notes to the banks. The discounted notes were repaid at maturity by respective customers with no recourse exercised to the Company.

Note 11 — Notes payable

Notes payable represents the following balance of bank acceptance bills payable as of December 31, 2024 and 2023:

	As of December 31, 2024	As of December 31, 2023
Bank acceptance (due in 6 months)	$—	$1,123,905

The Company deposits cash in banks and receives a bank acceptance in return, this bank acceptance is endorsed and assigned to the Company’s vendors as payments for purchases. This notes payable bears no interest and is guaranteed by the bank for its complete face value and matures within one to six-month period. The Company deposited a certain amount of cash at the bank as a guarantee deposit amounted to nil and $264,231 for the years ended December 31, 2024 and 2023, respectively, which is classified on the balance sheet as restricted cash.

Note 12 — Other payables and accrued liabilities

	As of December 31, 2024	As of December 31, 2023
Payroll payable	$138,095	$—
Accrued warranty liability	63,982	18,727
Total other payables and accrued liabilities	$202,077	$18,727

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 13 — Related party balances and transactions

Related party balances

Other payable — related parties

Other payables — related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company. These advances are unsecured and non-interest bearing. Current payables are due on demand.

Name of Related Party	Relationship	As of December 31, 2024	As of December 31, 2023
Qidi Wang	Wife of Changxuan Wang, Chairman and director of the Company	$234,274	$881,787

For the year ended December 31, 2024, the Company borrowed $939,625 from Qidi Wang and the Company repaid $1,572,025 to Qidi Wang. The borrowing from Qidi Wang included funds from Caifeng Liu (Qidi Wang’s daughter in law and Company’s CFO) of $277,944. Repayment to Qidi Wang included funds repaid to Caifeng Liu and Yangjie Wang (Qidi Wang’s son and Company’s CEO) of $719,596. Caifeng Liu and Yangjie Wang transferred the funds on behalf of Qidi Wang pursuant to the entrusted collection and payment agreement signed among the parties. The borrowings are unsecured, non-interest bearing and due on demand.

For the year ended December 31, 2023, the Company borrowed $309,431 from Qidi Wang and the Company repaid $309,744 to Qidi Wang. The borrowing from Qidi Wang included funds from Caifeng Liu and Yangjie Wang of $44,661. Repayment to Qidi Wang included funds repaid to Changxuan Wang, Caifeng Liu and Yangjie Wang of $52,253. Changxuan Wang, Caifeng Liu and Yangjie Wang transferred the funds on behalf of Qidi Wang pursuant to the entrusted collection and payment agreement signed among the parties. The borrowings are unsecured, non-interest bearing and due on demand.

Note 14 — Shareholders’ equity

Paid-in capital

The Company was established under the laws of the People’s Republic of China on August 23, 2012. As of December 31, 2024 and 2023, paid-in capital amounts to $3,397,035 and $2,940,824, respectively.

Statutory reserves

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. During the years ended December 31, 2024 and 2023, the Company as a PRC entity recorded $174,524 and $111,203 for statutory reserves, respectively.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 14 — Shareholders’ equity (cont.)

Restricted assets

Relevant PRC statutory laws and regulations permit payments of dividends by the PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entity.

As a result of the foregoing restrictions, the PRC entity is restricted in its ability to transfer its assets to its shareholders. Foreign exchange and other regulation in the PRC may further restrict the PRC entity from transferring funds to its shareholders in the form of dividends, loans and advances. As of December 31, 2024 and 2023, amounts restricted are paid-in-capital and statutory reserve of the Company as a PRC entity, which amounted to $4,182,074 and $3,551,339, respectively.

Note 15 — Income taxes

The components of the Company’s income tax provision were as follows for the periods indicated:

	For the Years ended December 31, 2024	For the Years ended December 31, 2023
Current	$207,051	$102,611
Deferred	101,965	(1,060)
Total income tax provision	$309,016	$101,551

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the Years ended December 31, 2024	For the Years ended December 31, 2023
China income tax rate	25.0%	25.0%
Additional Disability Salary deduction(1)	(3.1)%	(4.8)%
Tax refunds deduction(2)	(4.9)%	(12.4)%
Other permanent differences(3)	(2.0)%	0.6%
Effective tax rate	15.0%	8.4%

____________

(1)      Pursuant to PRC tax regulation, eligible salaries for disabled employees can be 100% additionally deducted for current period.

(2)      The Company enjoys VAT tax refund as it employs disabled employees, which is subject to a deduction from taxable income.

(3)      Permanent difference mainly consisted of expenses which are non-deductible and deduction for deferred IPO costs under local tax laws.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 15 — Income taxes (cont.)

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	As of December 31, 2024	As of December 31, 2023
Deferred Tax Assets
Provision for credit losses	$49,899	$28,834
Inventory provision	2,318	2,383
Prepayment provision	3,226	—
Deferred tax assets, net	55,443	31,217
Deferred Tax Liabilities
Depreciation of fixed assets*	419,969	302,640
Deferred tax liabilities, net	$364,526	$271,423

____________

*        The Company used straight-line depreciation method for the accompanying financial statements but an accelerated method for PRC tax filings, which result in a time difference in depreciation of fixed assets.

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow the Company to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

As of December 31, 2024 and 2023, no allowance was provided because it was more likely than not that the Company will generate taxable income and be able to utilize its certain deferred tax assets.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2024 and 2023. PRC tax returns filed in 2022 to 2024 are subject to examination by any applicable tax authorities.

Taxes payable consist of the following:

	As of December 31, 2024	As of December 31, 2023
Income tax payable	$184,011	$59,352
VAT payable	193,720	69,130
Other tax payable	10,100	5,571
Totals	$387,831	$134,053

Note 16 — Concentrations of credit risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 16 — Concentrations of credit risks (cont.)

(a)     Major customers

For the years ended December 31, 2024 and 2023, Customer A accounted for 60.3% and 70.1% of the Company’s total revenues, respectively. For the years ended December 31, 2024 and 2023, Customer B accounted for 13.5% and 7.0% of the Company’s total revenues, respectively. No other customer accounts for more than 10% of the Company’s total revenues for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, Customer A accounted for 47.1% and 64.7% of the total balance of accounts receivable, respectively. As of December 31, 2024 and 2023, Customer B accounted for 21.5% and 12.1% of the total balance of accounts receivable, respectively. No other customer accounts for more than 10% of the Company’s total balance of accounts receivable as of December 31, 2024 and 2023, respectively.

(b)    Major vendors

No vendor represents 10.0% or more of the Company’s total purchases for the year ended December 31, 2024. Vendor A accounted for 10.1% of the Company’s total purchases for the year ended December 31, 2023. No other vendor accounts for more than 10% of the Company’s total purchases for the years ended December 31, 2023.

As of December 31, 2024, Vendor B accounted for 16.8% of the total balance of accounts payable. As of December 31, 2023, Vendor B accounted for 11.3% of the total balance of accounts payable. No other vendor accounts for more than 10% of Company’s total balance of accounts payable as of December 31, 2024 and 2023, respectively.

The Company has no significant concentrations of credit risk with respect to its prepayments as of December 31, 2024 and 2023.

(c)     Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2024, cash balance of RMB 1,098,900 ($150,549) was deposited with financial institutions located in China, of which RMB 131,610 ($18,030), was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is located in China, and its functional currency is RMB. As a result, the Company is exposed to foreign exchange risk as the Company’s results of operations may be affected by fluctuations in the exchange rate between USD and RMB. If the RMB appreciates against the USD, the value of the Company’s RMB revenues, earnings, and assets as expressed in the Company’s USD financial statements will decline. The Company has not entered any hedging transactions in an effort to reduce the Company’s exposure to foreign exchange risk.

The Company is also exposed to risk from its accounts and notes receivable and contract assets. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 17 — Segment Reporting

The Company conducts business as a single operating segment which is based upon the Company’s internal organizational structure, as well as information used by the CODM to allocate resources and other factors. The accounting policies of the segment are the same as those described in Note 2.

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 17 — Segment Reporting (cont.)

The key measure of segment profitability that the CODM uses to allocate resources and assess performance is net income (loss), as reported on the statements of operations. The following table presents the significant revenue and expense categories of the Company’s single operating segment for the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenues	$15,548,517	$10,992,897
Cost of revenues	(12,287,882)	(9,324,243)
Segment gross profit	3,260,635	1,668,654
Salaries and benefits	(603,469)	(482,852)
Shipping expenses	(238,211)	(188,101)
Business development expenses	(148,218)	(105,654)
Depreciation expenses	(103,725)	(93,426)
Other segment expenses	(458,348)	(130,872)
Total operating expenses	(1,551,971)	(1,000,905)
Segment operating income	1,708,664	667,749
Financial expenses, net	(59,938)	(73,018)
Other income, net	405,523	618,848
Income tax expense	(309,016)	(101,551)
Segment net income	$1,745,233	$1,112,028

Note 18 — Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the financial statements.

Note 19 — Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2024 up through the date the Company issued these financial statements on November 12, 2025.

On June 10, 2025, the Company borrowed $1,043,551 (RMB 7,500,000) under the six-year credit line agreement with Jiangsu Jiangyan Rural Commercial Bank Co. Ltd. in an aggregate principal amount not exceeding RMB37,833,800 (approximately $5.2 million) dated July 7, 2022 with an annual interest rate of 3.0%. The loan matures on April 15, 2028 and was collateralized by Company’s buildings.

On September 29, 2025, the Company, together with its shareholders completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the share capital of the Company prior to the reorganization in the following steps:

•        on April 17, 2025, Nintech Mould Factory Inc. (“Nintech”) was incorporated and registered as an exempted company with limited liability under the laws of Cayman Islands. Nintech is a holding company and has no substantive operations other than holding all the outstanding shares of Nintech Mould Factory Holding (BVI) Limited (“BVI Subsidiary”) established under the laws of BVI on May 6, 2025. The BVI Subsidiary

JIANGSU NINGTAI MOLD CO., LTD.
Notes to Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 19 — Subsequent events (cont.)

is a holding company and has no substantive operations other than holding all the outstanding shares of Nintech Mould Factory (Hong Kong) Limited (“Hong Kong Subsidiary”) established under the laws of Hong Kong on June 2, 2025. The Hong Kong Subsidiary is a holding company and has no substantive operations other than holding all the outstanding shares of Fengtai Mold (Taizhou) Co., Ltd. (“Nintech WFOE”) which was established under the laws of the People’s Republic of China (“PRC” or “China”) on August 12, 2025. The Nintech WFOE was a PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”).

•        On September 29, 2025, the Company conducted an increase of registered capital, and Nintech WFOE subscribed the increase of the equity interest of the Company. As a result of the subscription, the Company became a subsidiary of Nintech WFOE and Nintech WFOE owns 90% of the equity interest of the PRC operating subsidiary. Mr. Changxuan Wang, our Chairman, and Mr. Yangjie Wang, our Chief Executive Officer, respectively own 7.03% and 2.97% of the remaining equity interest of the PRC operating subsidiary, which are expected to be transferred to Ninech WFOE by January 2026.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nintech’s amended and restated memorandum and articles of association, which became effective on 1 September 2025, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him/her in connection with the execution or discharge of his/her duties, powers, authorities or discretions as a director or officer of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him/her in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Nintech has also entered into indemnification agreements with each of Nintech’s directors and executive officers in connection with this offering. Under these agreements, Nintech has agreed to indemnify Nintech’s directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of Nintech.

The underwriting agreement in connection with this offering also provides for indemnification of Nintech and Nintech’s officers, directors or persons controlling Nintech for certain liabilities.

Nintech intends to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of Nintech arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities that were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities. We have not received any substantial considerations from such issuances which were made in connection with our corporate restructuring process in preparation for our initial public offering.

On April 17, 2025, the Company issued 1 ordinary share to Vistra (Cayman) Limited for a consideration of US$0.0001. On the same date, Vistra (Cayman) Limited transferred 1 ordinary share to Premium MouldTech Co., Ltd, and the Company issued 5,939,999 ordinary shares to Premium MouldTech Co. for a consideration of US$593.9999 and 14,060,000 ordinary shares to UltraForm Mould Co., Ltd. for a consideration of US$1,406.00, respectively.

On July 25, 2025, the Company issued 1,050,415 ordinary shares to HIGHCA COMPANY (BVI) LTD. for a consideration of US$105.00.

On September 1, 2025, 9,370,000 ordinary shares held by UltraForm Mould Co., Ltd. were re-classified and re-designated into 9,370,000 Class A Ordinary Shares, and 4,690,000 ordinary shares held by UltraForm Mould Co., Ltd. were re-classified and re-designated into 4,690,000 Class B Ordinary Shares. On the same date, 5,940,000 ordinary shares held by Premium MouldTech Co. were re-classified and re-designated into 5,940,000 Class A Ordinary Shares, and 1,050,415 ordinary shares held by HIGHCA COMPANY (BVI) LTD. were re-classified and re-designated into 1,050,415 Class A Ordinary Shares.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

EXHIBIT INDEX

Exhibit No.	Description
1.1+	Underwriting Agreement
3.1+	Current Amended and Restated Memorandum and Articles of Association.
3.2+	Form of Amended and Restated Memorandum and Articles of Association to be effective upon listing
4.1+	Specimen Certificate for Class A Ordinary Shares
5.1+	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A Ordinary Shares being registered
8.1+	Opinion of Maples and Calder (Hong Kong) LLP as to Cayman Islands tax matters (included in Exhibit 5.1)
10.1+	Form of Employment Agreement
10.2+	Form of Indemnification Agreement with the Registrant’s directors and officers
21.1+	List of Subsidiaries
23.1+	Consent of HTL CPAs & Business Advisors, Independent Registered Public Accounting Firm
23.2+	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3+	Consent of Han Kun Law Offices (included in Exhibit 99.4)
24.1+	Power of Attorney
97+	Clawback Policy
99.1+	Consent of [*] to be named as a director nominee
99.2+	Consent of [*] to be named as a director nominee
99.3+	Consent of [*] to be named as a director nominee
99.4+	Opinion of Han Kun Law Offices regarding certain PRC Legal Matters
99.5+	Form of Code of Business Conduct and Ethics
99.6+	Form of Clawback Policy
107+	Filing Fee Table

____________

+        To be filed by amendment

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.      For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.      For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

4.      For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

6.      To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering, unless the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

7.      For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [•], on the [•], 2025.

Nintech Mould Factory Inc.
By:
Yangjie Wang
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of [    ] as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his name or her name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant, any and all amendments or supplements (including any and all prospectus supplements, stickers and post-effective amendments) to this registration statement with all exhibits thereto, and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any applicable securities exchange, securities self-regulatory body or other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer	[•], 2025
Yangjie Wang	(Principal Executive Officer)
	Chief Financial Officer,	[•], 2025
Caifeng Liu	(Principal Financial and Accounting Officer)
	Director	[•], 2025
Changxuan Wang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in [•], on [•], 2025.

U.S. Authorized Representative
By:
Name:
Title: